avidxchange

2024

Annual Report

KEY MILESTONES IN OUR JOURNEY

Transactions Processed (Millions)
5M
10M
23M
37M
53M
70M
79M
avidxchange founded in Charlotte, NC
Launch of the AvidPay Network
Acquisition: PIRACLE
Acquisition: STRONGROOM
Strategic partnership with KeyBank
Strategic partnerships with mastercard FIFTH THIRD BANK
Acquisition: Ariett
Strategic partnership with CONCUR.
Acquisition: BankTEL
Strategic partnership with REALPAGE
Acquisitions: Core Associates fastpay
Strategic partnership with Bank of America
IPO
Select asset acquisition: PayClearly
2000
2012
2014
2015
2016
2017
2018
2019
2020
2021
2022
2024

ABOUT AVIDXCHANGE™

AvidXchange is a leading provider of accounts payable ("AP") automation software and payment solutions for middle market businesses and their suppliers. AvidXchange's software-as-a-service-based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 8,500 businesses and it has made payments to more than 1,350,000 supplier customers of its buyers over the past five years. To learn more about how AvidXchange is transforming the way companies pay their bills, visit www.AvidXchange.com.

OUR FINANCIAL MONETIZATION STORY VIA OUR AVIDXCHANGE FLYWHEEL



8,500*+
2024 Buyers Customers
Deliver Great AP Automation Software (Invoice & Pay) Gear 1
1,350,000*
2024 Supplier Customers
Maximize Transactions Processed on our Platform Gear 2
79.1mm
2024 Transactions Processed
Lorem ipsum
$242bn
2024 Spend Under Management
Maximize ePayments Penetration through Supplier Relationships Gear 3
$83.8bn
2024 Total Payment Volume
73.6%
2024 Non-GAAP[1] Gross Margin
$5.55
2024 Transaction Yield^
Leverage Data to Drive Value Across the Network Gear 4
98.6%
2024 Net Transactions Retained
avidxchange Flywheel

* Reflects Contributions from 265 Accounting Systems Integrations and 290 Referral Partnerships.
\+ Reflects the decommissioning and exit of roughly 1,400 on-premise check printing software Create-a-Check buyer customers. See "Appendix" section for further details.
^ Transaction yield for the 12 months ended 12/31/24.

DEAR AVIDXCHANGE SHAREHOLDERS,

2024 was another year where we met the macro challenges head-on and delivered strong operational execution. We continued to strengthen our moat, our two-sided network, and our financial position through the execution of the four gears of our business flywheel, which bolsters our long-term strategic position. Through the business flywheel and product and operational innovation, we added to our base of ERP integration and channel partnerships, along with transaction and payment volume, to ultimately drive financial performance. Specifically, on financial performance, amid a still-challenging macro backdrop, we delivered solidly on gross and EBITDA margin expansion, profitability, transaction yield (total revenues over total transactions), free cash flow generation, and capital returns to shareholders. In other words, we delivered with discipline on all the controllables and executed on the margin expansion benchmarks we set out. While the macro environment weighed on our revenue growth, specifically our net transaction retention volume (our same-store sales metric), we created new meaningful vertical ERP and strategic client partnerships while targeting new sub-verticals for growth. These strategic partnerships position us well for future growth reacceleration as we capitalize on them to drive new logo growth. On the product and operational innovation front, we launched new capabilities that we believe boost productivity and generate revenue growth.



MICHAEL PRAEGER
Chief Executive Officer,
Chairman of the Board



JOEL WILHITE
Chief Financial Officer,
Senior Vice President

All the initiatives ushered in 2024 position us well for greater scale in 2025 and beyond. We will go through the specific achievements under the four gears of our flywheel in 2024 and highlight what's in store for 2025.

STRENGTHENING OUR MOAT & TWO-SIDED NETWORK

2024 was another active year in which we continued the momentum in signing ERP integration and channel partnerships as a way to strengthen our moat and two-sided network. These partnerships, we believe, advance Gears 1, 2, and 3 of our business flywheel, which builds on our already-strong moat of 265 ERP integrations and 290 referral partners. Furthermore, these partnerships, along with our product and operational innovation, should also bolster our two-sided network, building on our base of 8,500 buyer logos, 1.35 million supplier logos, 79 million of invoice and payment transactions and roughly $84 billion of total payment volume, or TPV, for potential monetization as of 2024.



$84bn
total payment volume

Signing ERP integration and channel partnerships advanced Gears 1, 2 and 3 of our business flywheel, which builds on our already-strong moat.

On integrations, we deepened our competitive advantage further with Buildium, a cloud-based property management software company that targets various verticals such as condo association management and real estate, including sub-verticals such as multi-family, student housing, affordable housing, etc. With approximately 15,000 customers, roughly 3,500 of which are in our product sweet spot, and will initially leverage our invoice and then our payment solution. What is just as significant about the Buildium referral partnership is that we leveraged

generative AI capabilities in building out new integrations. As a result, we were not only able to compress our engineering development cycle times by 30%, but we believe the end user experience will prove to be substantially better given that we were able to train the AI on our existing library of integrations to simulate pain points and test various use cases, including edge cases that deliver the best user experience.



We used generative AI to create new integrations, cutting our development cycle times by 30% and improving the end user experience.

Another ERP partnership of note is with Workamajig which showcases our advanced invoice automation and management solution for the media vertical. Founded more than three decades ago, Workamajig is a leader in the project management software space designed specifically for marketing teams and creative agencies. Spanning a portfolio of 3,500 customers, Workamajig is a dominant leader in the marketplace targeting these traditional agencies. This integration highlights how we are extending our strategic advantage and success in media-related payments within the media vertical, which we launched through the FastPay acquisition, into Media AP automation. This AP automation solution, which will enable Workamajig customers to digitally transform their AP workflow with our robust end-to-end capabilities, leverages our existing tech stack and is built on our cloud invoice automation platform.



We are focusing on the emerging sector of healthcare facilities, a high-growth market that includes sub-verticals such as elderly care centers, dental clinics, and veterinary practices



Recent efforts gained momentum through a partnership with a global healthcare distributor that operates a Dental Support Organization (DSO). This rapidly growing company chose AvidXchange for our strong client list and proven success in the DSO sector.

Given our verticalized go-to-market strategy, which reflects how the middle market is structured, one of our emerging verticals in which we operate is healthcare facilities, an attractive and high-growth segment of the market. This vertical is comprised of many sub-verticals or sub-domains, including elderly care centers, dental centers, veterinary centers, and so on. In addition to the elderly care centers, we have been growing our portfolio of dental centers using our accounts payable and payment automation offerings. That effort just received a major boost with the addition of a formalized referral partnership with one of the leading global distributors of healthcare products and technology solutions which also happens to house a Dental Support Organization practice, or DSO, which provides back-office support function to dental offices, ranging from staffing, procurement and spend management to functions around the office of the CFO. This large and rapidly growing player selected AvidXchange due to our marquee client list of DSO providers, proven track record in the DSO space, and the strength of our purpose-built value proposition. The DSO market is large and fragmented, with some estimates putting the number of DSOs at 3,000 and approximately 135 thousand dental offices. Through our AP and payments automation solution, we are positioned to capitalize on this growing DSO market, in which DSO entities currently manage around 30% of the 135,000 dental offices under a DSO structure today. Given our proven track record in the DSO space, which is propelling the referenceable base of DSO clients in our portfolio, we are well-positioned to capitalize on this market and pursue other equally attractive opportunities around other care adjacencies such as ambulatory surgical centers, veterinary care centers, radiology centers, etc.

In 2024, we also forged some strategically significant bank reseller relationship partnerships. For context, we have executed channel-led white label reseller bank partnerships with super regional and money center banks such as KeyBanc, Fifth-Third, and Bank of America. Leveraging the credibility in standing up those three major bank partnerships over the last decade, we embarked on a direct strategy to broaden and deepen our bank partnership portfolio, and recently signed three premier diversified regional and independent community banks,



Building on the credibility established through three major bank partnerships over the last decade, we initiated a direct strategy to expand and enhance our bank partnership portfolio

including Cadence Bank, and Orange Bank & Trust. These banks, with a footprint largely across the northeast and southeast corridors of the U.S., boast a combined total of roughly 50 thousand commercial customers across those markets. With the reseller partnership slated to go live over the next three quarters, we are excited to empower these banks with our suite of accounts payable and payments automation capabilities for their middle market customer base. Success with these new partnerships could be self-replicating by helping us penetrate the thousands of other regional and community banks over the coming years.

PRODUCT AND OPERATIONAL INNOVATION SCORECARD

In 2024, we continued software releases of our enriched new pay platform, AvidPay 2.0, under Gear 3 of our business flywheel. We believe this product will begin to scale by the second half of 2025. This product is all about monetizing payment volume by maximizing ePayment penetration by leveraging new payment modality product innovation to continue eliminating paper checks. 2025 marks a pivotal year as we ramp up the key functionalities of our new AvidPay 2.0 Payments Platform, which serves as the foundation of our AvidPay Network. We believe the capabilities of AvidPay 2.0 will enable us to create new payment modality offerings through real-time configuration, combining pricing terms, speed of settlement, access to remittance data, and payment acceptance automation, thereby eliminating the need for lengthy software development dependencies and supporting our ability to manage numerous new payment modalities



Our AvidPay 2.0 platform will boost revenues by offering new products for buyers and suppliers, enhancing payment monetization, and increasing our market share. We also aim to lower operational costs.

that serve to create a payment acceptance value proposition for our Supplier Customers. Moreover, with our new AvidPay 2.0 platform, we believe we will not only enhance revenues through expanded buyer and supplier products, greater payment monetization, and increased share of wallet, but also improve our cost structure in both hard and soft operational costs, including the direct expense of reducing paper check payments. Taken together, these things should create substantial opportunity for us in terms of revenue growth and margin expansion as we convert their paper check suppliers to accepting one of our many forms of ePayment.

In addition to AvidPay 2.0, and also under Gear 3 of our AvidXchange flywheel, we have launched initiatives to fast-track existing and new check conversion into electronic payments. Dubbed Extended Network Payments, these efforts go hand-in-hand with new offerings being rolled out as part of AvidPay 2.0 and are highly strategic in value. In fact, the new efforts could represent a step function change in reducing the number of checks, which represented around 55% of our

payment transaction mix. We have entered into a strategic partnership with a large financial technology firm and have various other similar partnerships in process within the financial services ecosystem to accelerate the conversion of checks with specialty networks of suppliers into electronic payments, with results that should bear fruit in 2025.

Also on the product front, in 2024, we continued to position our flagship supplier financing product, Payment Accelerator 2.0 (PA 2.0), under Gear 4 of our business flywheel. Through this product, our suppliers can elect to have eligible invoices advanced for immediate payment. We have had version 1.0 of the product in the market for the past few years, which has generated a lot of learning and interest across suppliers. But version 2.0, which was launched at the end of 2023, marks a step function change in the product. This 2.0 product is next generation in terms of user experience with enhanced features and functionality that should drive scalability. To put it in perspective, Payment Accelerator 2.0's target Service Level Agreements, compared to its predecessor, are compressing the onboarding time to less than 24 hours from several days previously. In the near future, we expect to be able to compress that time frame down to minutes. What makes this process frictionless is that by having both the Buyer and Supplier on our AvidPay Network, we eliminate the need for a traditional underwriting process, which typically requires historical financial statements from a Supplier. This means leveraging supplier and buyer history and transaction data, as well as real-time visibility into the status and approvals inherent in our two-sided network to underwrite and lower credit risk, as well as providing protective provisions across the entire flow of invoices that a particular supplier may have on the Network. The rapid on-boarding process is also a result of the platform's highly integrated back end that is designed to simultaneously validate the supplier's bank account information along with "Know Your Customer" and "Know Your Business" compliance regulations in "real time" as the supplier validates an on-line questionnaire of legal entity data and beneficial ownership information. Once on-boarded, a supplier is presented with multiple acceleration offers with transparent pricing and various time-based funding options, including real-time payments. In addition to the payment accelerator offering outlining the eligible supplier invoices available for acceleration, we also provide an "AutoFund" option where our intelligent decision engine automatically identifies all the supplier's eligible invoices and funds them automatically, providing the fastest access to cash available every time an eligible invoice is available on the network.

While positioning the business for revenue growth, reacceleration is central to our growth mindset ethos; equally important is that we are driving growth that is not just profitable, but also builds on our success related to our margin expansion.

As part of our operational strategy to drive efficient growth at the gross margin level, which perfectly complements the operating expense and investment discipline we have demonstrated, we are constantly re-engineering process automation solutions that we believe could work at scale across every component and sub-component of our operational value chain across our business and provides us with an opportunity to expand even past our long-term 75%+ gross margin target. Leveraging artificial intelligence (AI) through AI-powered interactive voice response


With our new AI powered IVR automation solution, which is self-learning and self-correcting, optimizing the functionality of what our existing BOTs currently do along with what BOTs cannot do such as adapting to changes and updates in a particular IVR tree marks a major new innovation milestone.

(IVR) payment automation and AI-powered online portal payments for virtual cards is central to this goal. Currently, we employ both follow-the-sun outsourcing strategies and chatbots to make IVR payments. Although this sourcing strategy optimizes both unit cost and time zone coverage, the technology underlying the robotic payment automation (RPA) BOTs for IVR payments has certain limitations as long as the path of executing IVR payment is precisely defined. If not, then there is latency, and the IVR payments automation fails, requiring a human to complete the payment process. With our new AI-powered IVR automation solution, which is self-learning and self-correcting, optimizing the functionality of what our existing BOTs currently do, along with what BOTs cannot do, such as adapting to changes and updates in a particular IVR tree marks a major new innovation milestone. This new AI-based IVR solution, which is in early stages of deployment, demonstrated 2x the productivity of our prior BOT technology and 10x the productivity of humans, driving robust scalability as we double and triple transaction volume on our payment network in the future.

The same blueprint is being employed concerning automation of virtual card payments through online portals. Supplier customers such as plumbers, roofers, landscapers, etc. have increasingly set up online payment portals through their relationship with various merchant acquirers or third-party website developers to accept those payments. The challenge has been to automate the delivery and application of those virtual card payments to online portals at scale, given the explosion of these online portals along with unique user interfaces that are costly and labor-intensive to scale. Currently, we are doing around a million of these online portal payments, approximately 80% of which are executed through humans, with the remainder being RPA BOTS. We believe we are at a tipping point where we can also transform this process through AI and deliver virtually all these online payments without any manual human intervention, taking our current levels of overall electronic payment automation of around 85% to well over 90%. These automation strategies leveraging AI will not only drive lower current costs as we reduce headcount growth and lower software license fees, but also provide leverage around future costs as we grow our business by continuing to expand our gross margins. But equally impactful, we believe, is the control, visibility, and certainty over virtual card payment execution that this provides as we test this capability throughout the remainder of the year and look to scale it in 2025.

> We believe, we are at a tipping point where we can also transform this process through AI and deliver virtually all of these online payments without any manual human intervention, taking our current levels of overall electronic payment automation of around 85% to well over 90%.

2024 FINANCIAL SCORECARD AND 2025 OUTLOOK

Turning to our 2024 financial scorecard, we are proud of our operational performance amid continued macro headwinds. We firmly executed on the levers we control. While revenue growth was 15.3% in 2024 (below our target of 20% growth), 12.9% excluding float and political contribution, gross and adjusted EBITDA margin[2] expansion was considerable. Progress on initiatives around unit cost reduction continued unabated through actions around standardization, automation and sourcing – including numerous work streams utilizing artificial intelligence across our business – drove gross margin expansion by a whopping 450 basis points to 66.8% (or non-GAAP gross margin of 73.6%[1], up 420 basis points compared to 2023) in 2024. Combined with operating leverage, adjusted EBITDA margins[2] increased

by more than 1000 basis points to 19.3% in 2024 from 8.0% in 2023. Most impressively, we swung to profitability on a GAAP earnings per share basis, to a profit of $0.04 in 2024 from a loss of $(0.23) in 2023. Also of significance, we increased our all-encompassing transaction yield metric, which is total revenues over total transactions, to $5.55, up almost 10% amid a decline in net transaction retention rate to 98.6% in 2024 from 100.9% in 2023. (Our target for net transaction retention rate is 104% to 105% in normalized economic times.) Net cash provided by operating activities was up an impressive eight-fold-plus to $71.9 million in 2024. Consequently, we paid off our high-interest bank debt of $63 million, further highlighting the cash-generating abilities of our business. Moreover, we announced a $100 million share repurchase program - $50 million of which was executed in '24 – to underscore our solid financial position, return cash to shareholders, manage stock-based compensation dilution, and underscore our confidence in the long-term prospects of the business. Finally, we sustained our solid balance sheet with

  

swung GAAP earnings per share to **$.04**

paid off **63 Million** of bank debt

balance sheet **$389.3 million** of cash and marketable securities

$389.3 million of cash and marketable securities against an outstanding note payable for $9.1 million. This financial position is further bolstered by our new, larger and lower-cost credit facility, which consists of a $150 million revolver with a $150 million accordion feature, enabling us greater resources and flexibility to reinvest in the business organically and inorganically.

As we enter 2025, our top-four priorities are to 1) continue to elevate the customer experience across AvidXchange's product suite for both our buyer and supplier customers to drive increased retention metrics among other outcomes; 2) deliver our Key product innovation pipeline, including PA 2.0, Pay 2.0 and Spend Management offering, using them as tip of the spear in driving new customer acquisition; 3) launch new ERP integrations and embedded partnerships; and 4) scale our products across our base of buyer and supplier customers. We already have some strong tailwinds at our back. On the product front, we discussed the progress we are making with PA 2.0 and Pay 2.0. In addition, our integrated spend management offering – which provides visibility into and captures all the non-invoice based indirect spend while solving a complex workflow and spend control problem around marketplace and emergency purchases for our buyer customers – is expected to be rolled out on an early adopter basis in the second half of 2025 with full general availability to our customers as we transition into 2026. Similarly, we have a solid pipeline of new ERP integration, channel, and pay partnerships, building on the ones added in 2024 and underscored by the strong ramp of AppFolio and M3 currently underway. This should help us achieve our goal of double-digit buyer and continued supplier growth of our AvidPay Network. Similarly, on the customer experience front, we want to support our partnership strategy with investments that drive the right customer outcomes in terms of net promotor scores (NPS) and customer satisfaction (CSAT) while ensuring that we are meeting end customers in their service channel of choice – whether it is chat, email, IVR or voice support.

Top Priorities In 2025

1 Elevate the customer experience

2 Deliver our key product innovation pipeline

3 Launch new ERP integrations and embedded partnerships

4 Scale our products across our base of buyer and supplier customers

As we close this letter, we remain mindful of the continued and unpredictable macroeconomic headwinds impacting our middle market customers. On the levers within our control, we have outperformed expectations, as highlighted by gross and EBITDA margin results amid revenue growth headwinds. And with the strategic and operational initiatives under our four priorities for 2025, coupled with our strong balance sheet and talented leadership team, we believe we are well-positioned to unlock long-term value for our investors. I want to thank the hard work and dedication of our AvidXchange team members, along with the ongoing support of our Board members and our valued shareholders.



The strategic and operational initiatives under our four priorities for 2025, coupled with our strong balance sheet and talented leadership team, we believe we are well positioned to unlock long-term value for our investors.

MICHAEL PRAEGER

Chief Executive Officer and Chairman

JOEL WILHITE

Chief Financial Officer, Senior Vice President

Cautionary Note Regarding Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. All statements contained in this letter that do not relate to matters of historical fact should be considered forward-looking statements, including , without limitation, statements about our long-term strategic position and financial performance, anticipated revenue growth, expected market and portfolio growth, creation of new product offerings, ability to lower operational costs, ability to achieve our 2025 top priorities at all or within the expected timeframe, and our other beliefs and expectations. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," likely," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K for year ended December 31, 2024 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

[1] Non-GAAP gross margin is a non-GAAP metric, which we define as revenue less cost of revenue excluding the portion of depreciation and amortization and stock-based compensation expense allocated to cost of revenues. See "Non-GAAP Gross Margin Reconciliation" on page 16 of our Earnings Presentation, dated February 26, 2025, available on ir.avidxchange.com, for more information and a reconciliation.

[2] Adjusted EBITDA is a non-GAAP metric, which we define as our net loss before depreciation and amortization, impairment and write-off of intangible assets, interest income and expense, income tax expense (benefit), stock-based compensation expense, transaction and acquisition-related costs expensed, change in fair value of derivative instrument, non-recurring items not indicative of ongoing operations, and charitable contributions of common stock. See "Adjusted EBITDA Reconciliation" on page 17 of our Earnings Presentation, dated February 26, 2025, available on ir.avidxchange.com, for more information and a reconciliation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number: 001-40898

AvidXchange Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-3391192**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1210 AvidXchange Lane Charlotte, NC	**28206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (800) 560-9305

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	AVDX	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 28, 2024 (based on the closing sale price of the common stock on the Nasdaq Global Select Market on that date), was approximately $1,649,451,048. Common stock held by each officer and director and by each person known to the registrant who owned 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 24, 2025, the registrant had 204,441,251 shares of common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated by reference to our definitive proxy statement for our 2025 annual meeting of stockholders ("2025 Proxy Statement"), to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. If our 2025 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Auditor Firm Id: 238   **Auditor Name:**   PricewaterhouseCoopers LLP   **Auditor Location:**   Charlotte, North Carolina, United States

AvidXchange Holdings, Inc.
Form 10-K
For the Year Ended December 31, 2024
Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial position, business strategy and plans, market growth, and objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "potential," "continue," "anticipate," "intend," "expect," "could," "would," "project," "plan," "target," "commit," and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this Annual Report on Form 10-K may include, but are not limited to, statements about:

- our ability to attract and retain buyers and suppliers;

- expectations regarding our transaction growth rates including growth in the number invoices and payments that we process on our network;

- trends associated with the adoption and acceptance of electronic payment types that generate interchange revenue and our ability to deliver new and existing accepted payment modalities;

- our expectations regarding macroeconomic events and the potential impact of those events on our customers and certain industries in which we operate and our business;

- interchange rates;

- our ability to enter into new strategic relationships and to further develop existing strategic relationships including relationships with accounting and enterprise resource planning (or "ERP") software providers, financial institutions, payment processing and other service providers;

- our ability to develop or acquire and deploy new solutions, including Payment Accelerator and our spend management offering, improve our platform and solutions and increase the value of our platform and solutions;

- our ability to deepen our relationships with existing customers;

- our business plan and beliefs and objectives for future operations;

- our ability to successfully enter new markets;

- trends associated with our industry and markets;

- benefits associated with use of our platform and services;

- our ability to compete successfully against current and future competitors;

- our ability to successfully identify, acquire and integrate complementary businesses, products or technology;

- our plans to further invest in and grow our business, and our ability to effectively manage our growth and associated investments;

- our ability to timely and effectively scale and adapt our existing technology;

- our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures;

- our ability to achieve positive returns on investments;

- our ability to effectively manage the non-payment and default risks associated with the extension of credit to supplier customers;

- our ability to increase or maintain our revenue and revenue growth rate;

- our ability to generate sufficient revenue to achieve and sustain profitability;

- our future financial performance, including trends in revenue, cost of revenue, operating expenses, other income and expenses, income taxes, billings and customers;

- the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

- our ability to raise capital and the terms of those financings;

- our ability to attract, train and retain qualified employees and key personnel;

- our ability to maintain and benefit from our corporate culture;

- our ability to identify and respond to cybersecurity threats and incidents;

- our ability to develop, deploy, and use artificial intelligence within our operations and in our products and services; and

- our ability to maintain, protect and enhance our intellectual property and not infringe upon others' intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions and other factors that could cause actual results to differ materially from those stated, including those described in the sections titled "Risk Factors" in Part I, Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K, as such factors may be updated in our filings with the Securities and Exchange Commission, (the "SEC"). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Our forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to update any of these forward-looking statements for any reason after the date of this Annual Report on Form 10-K or to conform these statements to actual results or revised expectations, except as required by law.

You should read this Annual Report on Form 10-K, and the documents that we reference in this Annual Report on Form 10-K and have filed with the SEC, with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Additionally, certain information we include herein or elsewhere (including our website) is informed by various third-party frameworks or other stakeholder expectations, and therefore is not necessarily material for purposes of our United States federal securities filings, even if we use "material" or similar language. Particularly, for certain environmental, social, or other sustainability matters, materiality relies on varying definitions that differ from, and are often more expansive than, the definition under United States federal securities laws.

In this Annual Report on Form 10-K, the words "we," "our," "us," "AvidXchange," and "our Company" refer to AvidXchange, Inc. prior to our 2021 reorganization, and to AvidXchange Holdings, Inc. and its consolidated subsidiaries following the reorganization, unless the context requires otherwise.

PART I.

ITEM 1. Business.

General Developments

2024 Year in Review

We introduced new partnerships and focused on improvements to our product set in 2024, all in support of revenue growth while at the same time taking actions to control our costs. This strategy enabled us to mark a milestone as we achieved our first-ever GAAP net income in the second quarter of fiscal year 2024, ahead of our third anniversary as a publicly traded company. We believe that this profitability milestone was, in part, attributable to how our value proposition of accounts payable automation and payments solutions, built upon our two-sided network of buyers and suppliers, continued to resonate with middle market companies.

Highlights related to growth and retention included:

- Referral Partnerships—we identified new opportunities and pursued referral partnerships in our health care facilities vertical, which is comprised of numerous sub-verticals or sub-domains, including long-term and elderly care centers, dental centers, and veterinary centers. We also pursued a sales strategy to establish reseller partnerships with regional and community banks, a sub-vertical that we believe holds promise within the financial services vertical.

- Integrations—new relationships were formed with Buildium, a cloud-based property management software company that extends our relationship with RealPage; with MIP Fund Accounting by Community Brands, a cloud-based, SaaS accounting solution purpose-built for nonprofits and government organizations; and with Workamajig, a leading agency management software solution for the creative and media industry. We made progress on further integrating our offerings with M3 Accounting Solutions, Inc. in the hospitality vertical, and AppFolio, in the real estate vertical.

- Product Offerings and Development—we continued to work throughout 2024 on scaling Payment Accelerator (our invoice financing offering) and developing our spend management offering.

- Customer Service—we invested resources in customer service and retention and appointed our very first Senior Vice President of Customer Experience who brought our Customer Success, Customer Onboarding, and Customer Care organizations together as one team. At the end of the year, we launched the AvidXchange Trust Center as an initiative to strengthen the customer experience with respect to our security posture and policies. The trust center is an online portal that enables customers and prospects to connect with and access our security information.

Despite our focus on growth and retention, the macroeconomic environment in 2024 impacted several of our core verticals. We had expected that the Federal Reserve's interest rate cuts during the year would, in part, drive spending and investment decisions. Based on activity in the real estate, community association management, and construction verticals, we believe that changing fiscal policy in 2024 and the Federal Reserve's actions did not materially improve sentiment within these verticals and that spending and investments were curtailed or postponed. We also believe that negative sentiment drove many of our buyer customers to continue to moderate or defer discretionary spending.

As in year's past, our cost structure continued to be an area of focus, and cost efficiencies were pursued throughout the year. Actions taken to control costs included continued discipline in the pursuit of unit cost efficiencies in our processing of invoices and payments, the pursuit of cost management strategies in our portfolio of office locations outside of Charlotte, North Carolina, and the use of generative AI in building out new integrations with ERP partners.

In addition to managing our core operating business, we managed our access to capital and engaged with our investor community throughout 2024. In the third quarter, our wholly-owned subsidiaries, AvidXchange, Inc. and AFV Commerce, Inc. entered into a credit agreement with KeyBank National Association to amend and restate the previous agreement that dated from 2022. We repaid all amounts outstanding under our prior credit agreement upon closing the 2024 amended and restated credit agreement. The amended and restated credit agreement has a term of five years and consists of a $150.0 million 5-year revolving credit facility with a $150 million accordion feature—no sums had been drawn on the revolver as of December 31, 2024. Refer to Note 10 of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our credit facilities. The third quarter also saw us announce a share repurchase program with authorization to purchase up to $100 million shares of our common stock. Under this program, approximately $50 million of shares of common stock were repurchased during the third and fourth quarters of 2024. Refer to Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our share repurchase program.

Impact of Macroeconomic Events on Revenue

Despite the resiliency exhibited by aspects of the United States economy during 2024, we believe that certain of our customers continued to exhibit caution in their purchasing decisions. More broadly, we believe that certain of the verticals or sub-components of those verticals in which we operate have been and continue to be more adversely impacted by the macroeconomic environment, which contrasts with the broader but measured improvement in overall economic sentiment. Tempered spending by existing customers and prospects impacts us two ways. First, tempered spending and a focus on costs can impact payment volumes, payment amounts, and payment type mix, particularly with respect to the acceptance rate of electronic forms of payment on our network that result in interchange revenue. The business metrics that best reflect these impacts include transaction yield and total payment volume. Second, cautious spending impacts sales and is reflected, in part, in our software revenue as well as the number of invoices and payments that we process. The business metrics that best reflect these impacts can be found in transactions processed as well as the number of buyers that we serve.

Looking forward, we expect the macroeconomic environment in 2025 will be affected by interest rates, inflation, and new federal policies on tariffs, immigration, taxes, deregulation, and fiscal sustainability. With respect to interest rates, when rates are lowered, interest income, which is a component of our payment revenue, is negatively impacted. Should the Federal Reserve cut interest rates in 2025, we would expect to experience negative impacts on our payment revenue and interest income. However, a lower interest rate environment could benefit certain segments of our buyer customers, such as those in certain segments of our real estate vertical, which could lead to increases in discretionary spending and transaction volume on our network.

With respect to inflation, the value of our customers' payments can increase in an inflationary environment, positively impacting our total payment volume and the base on which we earn interchange revenue. On the other hand, inflation can cause certain of our customers to moderate their expenditures and purchasing decisions, particularly discretionary spending, impacting the number of transactions processed across our network. Inflationary pressure can also negatively impact our operating costs by increasing costs incurred by us to operate our business, some of which we may not be able to recoup from our customers.

The impact of these macroeconomic conditions on payment volumes, payment amounts, and payment type mix, including the acceptance rate of electronic forms of payment on our network that result in interchange revenue, remains highly uncertain. A changing macroeconomic environment could also lead to difficulty in comparing our current consolidated financial results to our results in future reporting periods.

Description of Business

Overview

We are a leading provider of accounts payable ("AP") automation software and payment solutions for middle market businesses and their suppliers. Our Software-as-a-Service ("SaaS") based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 8,500 businesses[1] (our buyers) and we have made payments to more than 1,350,000 supplier customers of our buyers (suppliers) over the past five years. While acquiring new and retaining existing relationships with buyers and suppliers are important to our business, the growth of our business is ultimately dependent upon the number of transactions we process, as well as our total payment volume. We developed our technology platform through years of working to solve our buyers' unique middle market workflow challenges. We define middle market businesses primarily as companies with between $5 million and $1 billion in annual revenue. Many middle market businesses are challenged by their high invoice throughput and complex AP workflows, while they also operate at a small enough scale such that complicated enterprise solutions are cost prohibitive and difficult to implement. Leveraging our domain expertise, we purpose-built a two-sided network that connects buyers and suppliers, drives digital transformation, increases efficiency and accuracy in AP workflows, accelerates payments, enables insight into critical analytics, and lowers operating costs for our buyers.

By integrating with our buyers' middle market-oriented accounting and information systems, our platform automates the end-to-end AP workflows for our buyers and enhances the payment experience for our suppliers through the following products and features:

- *AP Automation Software.* We have developed a SaaS-based solution automating and digitizing the capture, review, approval and payment of invoices for our buyers. We digitally capture invoices from suppliers and apply the buyer's specific business rules to enable them to begin processing the invoice, extract and utilize transaction data from the invoice to enhance and configure the approval workflows, and manage the entire AP process through the payment of the invoice.

- *The AvidPay Network.* Our two-sided payments network connects our buyers with their suppliers, enabling invoice payments on behalf of a buyer and according to the supplier's business rules, payment preferences and remittance data. We support a variety of payment methods depending on the supplier's preference, including virtual credit card ("VCC"), enhanced automated clearing house ("ACH") (our AvidPay Direct) and physical check, while delivering enhanced remittance data to streamline the reconciliation process.

- **The AvidXchange Supplier Hub.** We provide our supplier network insights into their cash flow, tools that offer visibility of their in-network invoices and payments, and for certain suppliers an early payment feature (Payment Accelerator). These additional features, and others in our product pipeline, allow us to both monetize and increase engagement on our two-sided payments network.

We do not have significant customer concentration in our business, with no single customer contributing more than 5% of 2024 revenue and with our top 10 customers contributing less than 5% of revenue in 2024. Our customers operate across a variety of verticals in which we have domain expertise, including real estate, community association management, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, media, and hospitality. Certain segments of our customers, particularly the customers we acquired through the FastPay acquisition that focus on political advertising within our media vertical, are subject to seasonal and cyclical trends. As described in more detail in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," we generate revenue from each transaction processed on a per transaction basis and earn interchange revenue from a portion of the total payment volume.

[1] Buyer customer number reflects the de-commissioning and exit of our legacy Create-a-Check (CAC) on-premise check printing software product as of the end of 2023. The associated base of CAC customers was approximately 1,400.

Our Market Opportunity

The business-to-business ("B2B") payments market is evolving and represents an opportunity for digital transformation.

We believe that manual invoice payments processes, with their cost inefficiencies, lack of scalability, inability to accommodate remote work, and susceptibility to fraud present an opportunity for our business.

In addition to providing B2B payments, we believe we can team with our suppliers' finance organizations to better manage expenses and cash flow. We believe that there is an unmet need in supplier invoice finance. Our solutions help suppliers manage supplier payment preferences, forecast future cash flows, and, for certain of our suppliers, accelerate invoices for early payment.

Go-To-Market

We sell our solutions through a hybrid go-to-market strategy that includes direct and indirect channels. Our direct sales force leverages their domain expertise in select verticals and over 290 referral relationships with integrated software providers, financial institutions and other partners to identify and attract buyers that would benefit from our AP software solutions and the AvidPay Network. Our indirect channel includes reseller partners and other strategic partnerships with banks and financial institutions such as our partnerships with Mastercard, through Mastercard's B2B Hub, which includes Fifth Third Bank and Bank of America, other financial institutions, such as KeyBank, third-party software providers, and technology business partners such as AppFolio, MRI Software, RealPage and Sage Software. Our referral and indirect channel partnerships provide us greater reach across the market to access a variety of buyers.

Our go-to-market team is core to our growth and continues to evolve with the evolving market and our own internal development of products. We continuously monitor key metrics that measure our sales team and channel sales success, productivity, and efficiency. We maintain long-term customer satisfaction through our relationship management and customer care organization, who provide customer support through multiple avenues of communication including email, phone, chat, and forums.

Our marketing is focused on our ability to serve the middle market, our end-to-end solutions, the value we provide to our customers, and our continued product innovation. Our targeted marketing to the middle market includes both digital and traditional brand campaigns, targeted advertisements, social, thought leadership pieces, trade shows, and webinars.

We continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Why We Win

We believe we have several competitive advantages that drive our ability to leverage our first mover market position:

- **Built to solve the unique business challenges of the middle market.** Since our inception, our solution has been purpose-built for the middle market. Our platform addresses enterprise level challenges, but at the scale, price and in the language of the middle market.

- **Digitize the entire AP workflow.** We apply data and SaaS-based software automation to the entirety of the AP workflow and focus on transforming the buyer experience by owning, and enhancing each point of the value chain. Our platform will handle invoice ingestion, whether through paper or electronic means, and replicate that ownership and automation through to payment.

- **Comprehensive, end-to-end AP Automation and payments platform.** Our solution provides a single-vendor approach to eliminate paper, streamline workflows and deliver timely and accurate reconciliations and payments. We

have spent years building a software and payments platform coupled with hundreds of integrations to vertical-specific middle market accounting and information systems.

- ***Scaled, two-sided network of buyers and suppliers powers a flywheel effect.*** We provide the infrastructure layer connecting our buyers with their suppliers. As buyers approve and pay more invoices through our platform, we connect them to their suppliers and add more suppliers to our network, which drives an expansion of the flywheel effect that fuels our growth. As a result of this ongoing flywheel, we have built a high level of supplier density that allows us to monetize payments after a buyer joins our platform.


Deliver Great AP Automation Software
Maximize Transactions Processed on our Platform
Maximize ePayments Penetration
Leverage Data to Drive Value Across the Network
avidxchange™
FLYWHEEL

- ***Diverse and deep integration layer.*** We offer more than 265 integrations with different accounting systems that allow our clients to curate a technology stack tailored to the nuances of their size, scale and vertical. Our "built inside" integrations, many of which are flexible API based integrations, facilitate exchanges of data, driving enhanced user experiences and utility and providing a feature set and level of customization historically reserved only for enterprises.
- ***Unparalleled data capabilities.*** Our buyers and suppliers benefit from the millions of invoices we have ingested and processed since inception. From the beginning, we recognized the feedback value of data and as such our product development and operations benefit from two decades of transactions. We believe we ingest invoices more accurately, manage risk more insightfully and assess credit more thoughtfully in part due to a knowledge base that continues to grow every day.

Growth Strategy

Fundamentally, the growth of our business is dependent upon the number of transactions we process, as well as our total payment volume. Key elements of our growth strategy include the following.

- ***Win new buyers and their suppliers.*** We believe the middle market opportunity remains largely underpenetrated. As the number of middle market companies continues to increase and their AP and payment complexity grows, we anticipate demand for our products by new customers to increase. We will continue to invest in our direct and indirect sales channels to increase awareness of our platform, drive sales opportunities, and convert more of our pipeline into customers. We will also continue to grow and scale the number of strategic partnerships we have, providing more opportunities to acquire new customers from our software and bank channels as well as our referral partnerships.

- ***Grow with existing buyers and suppliers.*** We expect to continue to grow with our existing buyer base of over 8,500 businesses. As our buyer base continues to grow and mature, we expect them to continue to increase invoice and payment transaction volume across the AvidXchange platform. In addition, we plan to continue to cross-sell solutions to our existing buyers.

- ***Increase conversion of paper checks to electronic payments.*** As our buyers continue to mature and increase their overall payment transaction volume, we believe there is an opportunity to increase the penetration of electronic payments. As additional buyers and suppliers join our proprietary AvidPay Network, we will continue to build functionality and drive conversion of manual to electronic payments. Our growing supplier density will continue to drive higher monetization rates leading to increased e-payment adoption.

- ***Continue to innovate and enhance new products.*** We will continue leveraging the data and business insights we have accumulated across buyer and supplier transactions to add new innovations and capabilities. Our goal is to create more end-to-end solutions that integrate purchasing and payments workflows. In addition to enhancing products for our buyer customers, we also intend to continue to use our access to data to build out more offerings for suppliers, including financing solutions.

- ***Enter new verticals.*** We believe there is untapped opportunity in the middle market to expand into new and adjacent verticals. We intend to invest in our vertical sales teams across different geographies, execute in-house development to build vertical domain capabilities, increase our number of bank and software partnerships, and expand the number of next-generation API and "built inside" integrations.

- ***Selectively pursue strategic M&A.*** We plan to supplement our organic growth by pursuing strategic M&A with an intent to expand into new verticals and horizontal capabilities, capture unmonetized or under-monetized spend, and enhance and expand products and capabilities. We have a track record of acquiring and executing M&A to drive revenue growth, efficiency leverage, and scalability across the organization.

- ***International expansion.*** We may in the future expand internationally with an initial focus on Canada and possibly the United Kingdom, and Europe thereafter. We would likely leverage our existing business partner relationships we have already in place in the United States to build our presence worldwide.

Human Capital and Culture

As of December 31, 2024, we had over 1,600 full-time employee-teammates based in the United States. We also engage temporary employees and consultants as needed to support our operations. None of our employee-teammates are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employee-teammates to be good.

We promote a performance culture throughout the Company, with our teams, and with each individual employee-teammate. The contributions of our human capital organization to this performance culture include a focus on attracting, engaging, retaining, and developing our employee-teammates. In assessing our efforts, we monitor several human capital indicators which are measured regularly and shared monthly among the management team: Monthly Teammate Engagement Score, Regretted Attrition, Quality of Hire, Internal Moves, and Teammate Development. We believe that these metrics provide objective assessments on our efforts to attract, engage, retain and develop human capital by tracking the quality and outcomes of our recruiting efforts, the level of employee-teammate satisfaction, and the impacts of our culture initiatives.

Our Teammate Engagement Score is based on a monthly 5-question pulse survey. With 100 out of 100 being a perfect score, our company-wide Monthly Teammate Engagement Scores for the 2024 calendar year ranged from 78 to 85. External benchmarking considers a Teammate Engagement Score of between 83 and 100 to reflect strongly engaged teammates and a score of between 62 and 82 to reflect moderate engagement. We believe that engaged employee-teammates are more closely connected to the business, are brand advocates, strive to achieve goals, and have higher retention.

Regretted Attrition represents the annualized number of attritted, regretted employee-teammates over all employee-teammates. Regretted Attrition was 1.0%. We believe that our Regretted Attrition is below external benchmarks and that this score reflects our focus on keeping top talent and the strength of our culture initiatives.

Our Quality of Hire metric measures the percentage of employee-teammates who left the company prior to their first year of employment. We ended 2024 with a score of 6.37%. We believe that our score is below external benchmarks and reflects that our selection methodologies are aligned between candidate assessment and the role that is being filled.

Internal Moves measures the percentage of employee-teammates who moved into new roles within the Company. In 2024, Internal Moves were undertaken by 18% of our employee-teammate population. We strive for a metric at or above 20% and believe that this metric reflects our commitment to developing the potential and skills of employee-teammates to assume new and often greater roles and responsibilities.

Our Teammate Development metric measures the percentage of employee-teammates who have participated in at least one development activity during the year. Activities consist of an approved curriculum and vary from internal classes, courses from LinkedIn Learning's extensive offerings, or sessions provided by external facilitators. While striving for a metric at or above 90%, we ended 2024 with our Teammate Development metric standing at 88%.

We have built a performance-based culture that focuses on all employee-teammates. Our employee-teammates foster support and camaraderie, strengthen the foundations of our workplace community, and enhance our performance culture through initiatives and programming undertaken by various meet-up groups. We believe that the efforts and engagement of these groups of employee-teammates increase workplace satisfaction, improve retention, and drive individual, team, and organizational performance. In 2024, we continued to recognize the contributions of our employee-teammates and they, in turn, recognized our efforts to foster their success:

- We celebrate tenure through our V-Crew and X-Crew recognition programs. The V-Crew is defined as employee-teammates who have been with AvidXchange for 5+ years and the X-Crew consists of employee-teammates that have been with AvidXchange for 10+ years. As of December 31, 2024, nearly 37% of AvidXchange employee-teammates belong to the V-Crew and 8% belong to the X-Crew. On an annual basis, V-Crew and X-Crew teammates receive a customized award, and Michael Praeger, our Chief Executive Officer and Founder, invites V-Crew and X-Crew teammates to celebrate their milestones with a dinner in their honor.

- AvidXcellence is our AvidXchange Annual Company-Wide Recognition Program. This program recognizes and rewards the highest performing employee-teammates across the Company. Our highest performing employee-teammates are those who consistently demonstrate exceptional results and are exemplary of our AvidDNA (our culture).

- With 73% of our employee-teammates saying "AvidXchange is a Great Place to Work," we earned a Top Certification by Great Place to Work® for the period June 2024 through June 2025—our third time in a row.

While we are a technology company by trade, at our core, we are a people company, and that means not only taking care of each other, but those in the communities in which we work and live.

- We understand that engaging with our communities and striving to improve the quality of life for our employee-teammates and neighbors is an opportunity and a responsibility. We enable our employee-teammates who are passionate about giving back to the community, in whatever way is most meaningful to them, with paid volunteer time off. In 2024, our employee-teammates committed 6,172 hours to such volunteer efforts.

- We are committed to sharing our resources and time in support of philanthropic efforts. In demonstration of this commitment, on June 24, 2021, our board of directors approved the reservation of 1,657,296 shares of our common stock (representing approximately 1% of our issued and outstanding common stock and common stock equivalents as of June 24, 2021) for future issuance to fund our philanthropic endeavors over a ten-year period, including the potential issuance to a philanthropic partner in connection with the establishment of a donor-advised fund. On October 1, 2021, we executed an agreement with a philanthropic partner to whom we intend to provide annual ongoing grants of 10% of the pledged shares for a period of nine subsequent years, subject in each case to the approval of our board of directors. The latest tranche of our pledge was authorized by our board of directors in the fourth quarter of 2024.

- We coordinate philanthropic efforts through the AvidXchange Foundation. The mission statement of the foundation is to advance the economic and social mobility of underserved youth and young adults where we live and work. The AvidXchange Foundation pursues its mission statement by supporting programs in education, digital equity, and workforce development. During 2024, 17 organizations, programs, and initiatives in the Charlotte metropolitan area were positively impacted by the efforts of our foundation.

Our executive compensation plans and philosophy will be included in our 2025 Proxy Statement, and we intend to provide further disclosures regarding our sustainability efforts prior to our 2025 Annual Meeting of Stockholders.

Competition

We believe the overall market for AP software and payments solutions is fragmented, competitive and evolving and is marked by rapid change and consolidation due to technological innovations and continued adoption by businesses. Although we expect businesses to continue to adopt AP and payment automation solutions, we often find that we are selling our products and services to potential customers that use a variety of legacy and internally developed solutions, policies, and procedures, and we must be able to convince internal stakeholders that our products and solutions are superior to their existing processes or third-party solutions.

Our current competitors range from fintech companies and financial institutions to smaller, niche providers of software and services, as well as point solutions provided by enterprise resource planning ("ERP") vendors. We compete with companies that offer comprehensive solutions focused on the entire AP and payment processes and companies that focus only on select portions of these processes such as invoice and bill presentment, document and workflow management, AP and payment processing or accounts receivable. Solutions are also often specifically tailored to industry vertical or customer size making it difficult to expand into new verticals or attract larger or smaller customer types.

Accounting and ERP software providers, financial institutions, payment processing, and other service providers, a number of which we partner with in offering our solutions, may currently offer or develop solutions, acquire third-party solutions or competitors, or enter into strategic relationships that would enable them to expand their solutions to compete more effectively with our products and services. These parties may have access to larger, installed customer bases and may be able to bundle and cross sell competitive solutions with their other services, which may enable them to compete more effectively or provide them with greater pricing and operating flexibility.

Companies that currently focus on providing solutions to enterprise businesses or small-to-medium businesses ("SMBs") may seek to expand the offering of their solutions to middle market customers which would be more directly competitive with the products and services that we offer. New entrants not currently considered to be competitors may also enter the market through acquisitions, partnerships, or strategic relationships.

We currently compete on several factors, including:

- product and service features, functionality and quality and system stability;

- integrations with leading accounting and banking systems;

- our value-added services provided through various strategic partnership;

- pricing and incentives;

- supplier network;

- ability to automate existing processes; and

- customer onboarding time and effort.

We believe that we compare favorably with our competitors on the basis of these factors. We expect the middle market AP software and B2B payment solutions market to continue to evolve and grow, as greater numbers of middle market and larger businesses digitize their back offices. We believe that we are well-positioned to help them.

Regulatory Environment

We operate in a complex and evolving regulatory environment. The manner in which existing laws and regulations are applied or in which new laws and regulations are implemented is often unclear and unpredictable, in particular as such laws and regulations relate to our business in the United States and internationally to the extent we might in the future elect to expand our services outside the United States.

Most states and certain territories in the United States require a license to engage in certain money transmission or payment services. We have procured and maintain money transmitter licenses, or the statutory equivalent, in all of the jurisdictions within the United States that currently require them for our business, and we actively work to comply with new license requirements as they arise. These licenses enable us to provide commercial payment services to businesses through AvidXchange, Inc. "for the benefit of customer" bank accounts that are restricted for such purposes and subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and examination by state regulatory agencies.

We are also registered as a Money Services Business with the United States Department of Treasury's Financial Crimes Enforcement Network, or FinCEN, and are subject to the Bank Secrecy Act ("BSA"), and certain obligations contained therein, including, among other things, certain record-keeping and reporting requirements, and examinations by FinCEN.

The BSA is the primary compendium of laws and regulations within the United States regarding anti-money laundering ("AML") and countering the financing of terrorism. As required under the BSA, we have implemented and are continuing to expand an AML program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other financial crimes. Our program is also designed to prevent our products from being used to facilitate business in certain countries, or with certain persons or entities, which are targets of economic or trade sanctions that the Office of Foreign Assets Control (the "OFAC") and various foreign authorities administer or enforce. Our AML and sanctions compliance programs include policies, procedures, reporting protocols, and internal controls, require the designation of a BSA and AML compliance officer to oversee the programs, and are designed to address our legal and regulatory requirements and to assist in managing risk associated with sanctions, compliance, money laundering, and terrorist financing.

Our invoice payment accelerator product, Payment Accelerator, offers qualifying suppliers the opportunity to better manage cash flows and receive payments even faster by enabling these suppliers to receive advance payment on eligible invoices. Certain of these services may be regulated as lending activities under certain laws and regulations of various states. Payment Accelerator is currently provided by our affiliated subsidiary, FPP Enterprise LLC, a licensed finance lender in California. We intend to secure and maintain all applicable licenses and to comply with applicable statutory and regulatory obligations as we expand our Payment Accelerator product to supplier customers throughout the United States.

Although we do not provide consumer services or products, we do collect and use a wide variety of information for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our customers. Our customers' data is stored in our platform, and we must monitor and, as applicable, comply with a wide variety of laws and regulations regarding the data stored and processed on our platform as well as the operation of our business. This may present legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our platform.

This aspect of our business, including the collection, use, disclosure, and protection of the information we acquire in connection with our customers' use of our services, may be subject to certain laws and regulations in the United States. In particular, data privacy and security with respect to the collection, processing, and retention of personal data or Personally Identifiable Information ("PII") continues to be the focus of domestic and worldwide legislation and regulation. In recent years, there have been a number of well-publicized data breaches involving the unauthorized use and disclosure of individuals' PII. We also suffered a cyber event that led to the unauthorized disclosure of certain of our confidential information, including PII, on the dark web, in 2023. Many states within the United States have responded to these incidents by enacting laws requiring holders of PII to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations. Federal laws are also under consideration that may create additional compliance obligations and penalties. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission, and disclosure of information.

In addition, several foreign countries and governmental bodies, including within the European Union, have laws and regulations dealing with the collection, use, disclosure, and protection of information that are more restrictive than those in the United States. While we believe that the products and services that we currently offer in the United States do not subject us to such laws or regulations in foreign jurisdictions, such laws and regulations may be modified or subject to new or different interpretations, new laws and regulations may be enacted, or we may modify or expand our products or services in the future, or acquire a company operating internationally, which may subject us to such laws and regulations.

Various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues which may be applicable to us and may impact our business. These issues include identity theft, account management guidelines, privacy, disclosure rules, cybersecurity, and marketing. As our business continues to develop and expand, we continue to monitor the additional rules and regulations that may become relevant or applicable to our business.

Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For an additional discussion on governmental regulation affecting our business, please see the risk factors related to regulation of our payments business and regulation in the areas of privacy and data use, under the section titled "Risk Factors — Risks Related to our Business and Industry."

Research and Development

Our research and development efforts focus on the development of new products and business intelligence tools, enhancements to existing products and applications, and large-scale infrastructure projects that improve the underlying architecture of our technology. We make investments in our technology to maintain and enhance our position as a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. We leverage emerging technologies, such as artificial intelligence, and invest in the development of features that meet and anticipate the needs of both buyers and suppliers.

Intellectual Property

We seek to protect our intellectual property rights by relying upon a combination of contractual measures as well as trademark, copyright, and trade secret laws.

We rely on trade secrets and confidential information to develop and maintain our competitive position. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.

As of December 31, 2024, we had several trademark applications and registrations for certain of our logos. We will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We also own several domain names, including www.avidxchange.com.

Patents have not historically been a significant part of our intellectual property strategy. We may however pursue patent protection in the future to the extent we believe it would be beneficial and cost effective.

From time to time, we may also use or incorporate certain intellectual property licensed from third parties, including under certain open-source licenses. Even if any such third-party technology was not available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed.

Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents, frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights.

We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third parties may also claim that our solutions infringe upon their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios and are large and established and have greater resources than we do. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation, and other violations of intellectual property rights against us or our customers or partners, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time during which time we could be unable to continue to offer our affected products, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. Moreover, our products may incorporate software components licensed to the general public under open-source software licenses. Open-source licenses may grant licensees broad permissions to use, copy, modify, and redistribute our platform. As a result, open-source development and license practices can limit the value of our software copyright assets.

For additional information about our intellectual property and associated risks, see the section titled "Risk Factors — Risks Related to our Business and Industry."

Available Information

Our principal executive offices are located at 1210 AvidXchange Lane, Charlotte, NC 28206, and our phone number is (800) 560-9305.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including AvidXchange. We maintain an Internet website at www.avidxchange.com. Information found on our website or that can be accessed through our website is neither part of this annual report on Form 10-K nor any other report filed with the SEC. You may obtain a copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports free of charge on our Internet website on the earliest practicable date following the filing with the SEC.

ITEM 1A. Risk Factors.

Our common stock involves a high degree of risk. You should consider and carefully read all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment. As discussed in the section titled "Cautionary Note Regarding Forward-Looking Statements," this Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could

differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Summary Risk Factors

- We have a history of operating losses and we may not sustain profitability in the future.

- Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or deliver new features, functionality and integrations for our platform that achieve market acceptance.

- Our historical growth may not be indicative of our future performance and our growth is dependent on a number of factors that we do not control.

- We participate in highly competitive and fragmented markets, and our industry is rapidly evolving.

- We earn a substantial portion of our revenue from electronic payment transactions and our growth is dependent upon the continued acceptance, adoption and security of electronic payment types that result in interchange revenue.

- Certain of our customer segments are cyclical.

- We may not be able to scale our business and technology quickly enough to meet our growth.

- Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

- Our business depends, in part, on our relationships with providers of accounting and ERP solutions.

- Our long-term growth strategy depends, in part, on strategic partnerships and indirect sales partners.

- The loss of one or more of our key buyers or strategic partners could negatively affect our ability to market our platform.

- Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates as we could fail to capture the market share that we anticipate.

- We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses and damage to our reputation and customer trust.

- We depend on banks, bank partners and other third-party service providers to process transactions.

- Interruptions or delays in the services provided by third-party providers of cloud-based infrastructure and platforms or internet service providers could impair the delivery of our products and services.

- We are subject to the payment card network rules and our failure to comply with these rules could harm our business.

- The cybersecurity incident that we detected in early April 2023, or other cyber incidents that we may encounter in the future, may have a material adverse impact on our business and results of operations.

- We, our strategic partners, our buyers and suppliers, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, exposure of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

- If we lose key members of our team including our Co-Founder and Chief Executive Officer, or if we are unable to attract and retain talent, our business may be harmed.

- Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our base of buyers and suppliers and achieve broader market acceptance of our products.

- We may lose existing customers or fail to attract new customers if we are unable to deliver new software, solutions and technology for our platform.

- Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

- If we are unable to effectively document or perfect our ownership over our proprietary technology and intellectual property, our ability to protect our proprietary rights against third parties might be adversely affected.

- If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop platform enhancements may be impaired.

- Uncertainty in the development, deployment, and use of artificial intelligence within our operations and in our products and services may result in harm to our business and reputation.

- Complexities and risks in AI product development and deployment may impact our business and competitive edge.

- Evolving legal and regulatory frameworks for AI technologies may increase compliance costs and operational challenges.

- We use open-source software, which could subject us to litigation or other actions.

- Should we identify a material weakness in our internal control over financial reporting or otherwise fail to design, implement, and maintain an effective internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

- Customer funds held by us are subject to market, interest rate, credit, and liquidity risks, as well as general economic and political conditions. The loss of these funds and fluctuations in rates of return could have a material adverse effect on our business, financial condition, and results of operations.

- We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

- Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties or third parties, which could expose us to material financial losses and liability and otherwise harm our business.

- Certain of our products and services expose us to credit risk.

- Our 2024 Amended and Restated Credit Agreement provides our lenders with a first-priority lien against substantially all of our and our subsidiaries' assets and personal property, and contains financial covenants and other restrictions on our and our subsidiaries' actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

- Our business, which includes payment services and commercial lending, is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business and noncompliance with such laws can subject us to civil and criminal liability.

- We are subject to governmental regulation and other legal obligations related to privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the value of our common stock. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our products.

- We are subject to governmental laws and requirements regarding economic and trade sanctions, export controls, anti-money laundering, and counter-terror financing that could impair our ability to compete in international markets or subject us to civil and criminal liability if we violate them.

- We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to civil and criminal liability and harm our business and reputation.

- Our ability to use our net operating losses, or NOLs, to offset future taxable income may be subject to certain limitations.

- You may be diluted by the future issuance of common stock, preferred stock or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

Risks Related to Our Business and Industry

Risks Related to Growth

We have a history of operating losses and we may not sustain profitability in the future.

We have a history of incurring operating losses. We were incorporated in 2000 and, prior to the second quarter of 2024, have experienced net losses and negative cash flows from operations since our inception. While we achieved our first-ever GAAP net

income in the second and third quarters of 2024, we may not be able to sustain or increase our growth or achieve profitability in the future. We generated net income of $8.1 million, net losses of $47.3 million, and net losses of $101.3 million during the years ended December 31, 2024, 2023, and 2022, respectively. We had an accumulated deficit of $1,014.0 million and $1,022.2 million as of December 31, 2024 and 2023, respectively. Our losses in previous periods reflect the substantial investments we have made in our people, products and services, technology, to acquire new buyers and suppliers, and to build the AvidPay Network.

We intend to continue to expend significant funds to invest in our people, products and services, technology, and the AvidPay Network, expand our sales and marketing teams, and invest in strategic partnerships and system integrations. While our revenue has significantly grown in recent years, if our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may generate losses in future periods. We cannot assure investors that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and the value of our business and stock may significantly decrease.

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or deliver new features, functionality and integrations for our platform that achieve market acceptance.

To continue to grow our business, it is important that we continue to attract new buyers and suppliers to use our platform. Our success in adding new buyers depends on numerous factors, including our ability to: (1) offer compelling AP automation products and services and features in the markets and industries we serve, (2) execute our sales and marketing strategy, (3) attract, effectively train and retain new sales, marketing, professional services, and support personnel in the markets we pursue, (4) develop or expand relationships with accounting and enterprise resource planning, or "ERP", software providers, payment providers, systems integrators, and referral and reseller partners, (5) expand into new industry verticals, geographies, and market segments, which may require specific product and service features or system integrations that we do not currently provide or have, (6) efficiently onboard new buyers on to our platform, (7) efficiently add more suppliers to our network and continue to drive increased adoption of electronic forms of payment, (8) execute a successful mergers and acquisitions strategy, and (9) provide additional paid services that complement the capabilities of our customers and their partners.

Our ability to increase revenue also depends in part on our ability to retain existing buyers and suppliers, to sell more functionality and to increase product penetration with existing and new buyers and suppliers. Our buyers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period. In addition, some of our buyers can terminate their existing agreements with us prior to the expiration of the current contract terms or may have no minimum commitments in their agreements. Our ability to increase sales to existing buyers depends on several factors, including their experience with implementing and using our platform, their ability to integrate our platform with other technologies, and our pricing model. Suppliers in our network select their preferred method of payment, which currently includes primarily VCC, ACH, and check, based on their internal business rules, preferences, or perceived value, which may change at any time. Our ability to increase sales to suppliers already in our AvidPay Network depends on several factors, including our pricing model, data, ease of payment acceptance, their experience enrolling in and using our platform, and the development of new supplier product offerings.

Given the highly fragmented nature of the middle market, and the unique challenges faced by middle market buyer customers, the lack of certain product features, product functionality and system integrations have from time to time limited our ability to sell our products and services more deeply into certain of the sub-markets and industries that we serve and has limited our ability to expand into new industry verticals and sub-markets. If we are unable to deliver new product and services features and functionalities and system integrations, or keep pace with current technological developments, in each case in a timely manner, or if our new product and services features and functionalities and system integrations do not achieve acceptance in the market and industries we serve, our competitive position may be impaired, and our potential to generate new revenue or to retain existing revenue could be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales, and other expenses we will have incurred in connection with the new functionality and services.

Our historical growth may not be indicative of our future performance and we may not be able to sustain our current growth rate, which is dependent on a number of factors that we do not control.

Although we have experienced significant historical revenue and transaction volume growth, our growth rates have and may continue to decline over time, particularly as our revenue and transaction volumes increase to higher levels. Our revenue and transaction volume growth, including the number of invoices and payments that we process on our network, depends on a number of factors, including our ability to:

- attract and retain buyers and suppliers and grow the AvidPay Network and the number of invoices and payments processed by us and drive the use of our products and services across our customer base;

- drive the acceptance and use of electronic payment types that result in interchange revenue;

- expand the functionality and scope of the products and services we offer;

- expand into new and existing verticals and industries and geographies which may require specific product and service features that we do not currently provide;

- develop new integrations with third party accounting or ERP systems;

- successfully invest in our technology, products and people;

- manage the impact of current macroeconomic events on our business and on our buyers and suppliers, including as a result of changes in United States trade policies, such as new or increased tariffs, and retaliatory responses from other countries;

- enter into new strategic partnerships including relationships with financial institutions, payment processing and other service providers and reseller and referral partners;

- convince the stakeholders of potential buyers to outsource functions that they have traditionally handled internally;

- price our products and services effectively; and

- execute a successful mergers and acquisition strategy.

Further, the revenue that we derive from our invoice and payment transaction volume is dependent on several factors that we do not control. These factors include the number of invoices and payments, and the total amount of such invoices and payments, our buyers submit through our system, card brand interchange rates and tiers, the payment method selected by suppliers in our network, and competitive pricing pressure on products and incentives. In recent periods, macroeconomic conditions have affected our buyers and suppliers and the rate of spending generally and could continue to adversely affect our buyers and suppliers' ability or willingness to use our services and could result in our buyers and suppliers more tightly managing spend and expenses or delaying purchasing decisions or eliminating certain discretionary spending which could in turn reduce the number of transactions and value of payments made on our network, any of which could adversely affect our results of operations. Looking forward, we expect the macroeconomic environment in 2025 and its impact on the business of our customers and our business to be affected by interest rates, new federal policies on tariffs, immigration, taxes, deregulation, fiscal sustainability, and consumer and business sentiment. The impact of these macroeconomic conditions on the acceptance rate of electronic forms of payment on our network that result in interchange revenue remains uncertain although we have seen and may continue to see pressure on the cost of these forms of payment from certain customers in our network.

These factors make it difficult for us to control or forecast our future operating results and growth. If the assumptions we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability and the value of our business could be negatively impacted. You should not rely on our growth rates from any prior periods as any indication of our future growth.

We participate in highly competitive and fragmented markets, and our industry is rapidly evolving.

The accounts payable and payments markets are highly fragmented and competitive and evolving. As businesses continue to adopt accounts payable and payment automation solutions, we expect existing competitors and new market entrants to offer new and enhanced products and services and we expect the competitive environment to remain intense going forward. We also expect artificial intelligence and machine learning to continue to be leveraged by competitors, both new and existing, and to play an increasing role in the accounts payable and payment automation space. We currently compete on several factors, including:

- product and service features, functionality and quality and system stability which may be highly industry or vertical specific;

- integrations with leading accounting or ERP providers and banking systems;

- pricing and incentives;

- supplier network;

- ability to automate existing processes; and

- customer onboarding time and effort.

Our current competitors range from other fintech companies and financial institutions to smaller, niche providers of software and services. We compete with companies that offer comprehensive solutions focused on the entire AP and payment processes and companies that focus only on select portions of these processes such as invoice and bill presentment, document and workflow

management, AP and payment processing or accounts receivables. Solutions are also often specifically tailored to industry vertical or customer size making it difficult to expand into new verticals or attract larger or smaller customer types.

Accounting and ERP software providers, financial institutions, payment processing, and other service providers, a number of which we partner with in offering our solutions, may currently offer or develop solutions, acquire third-party solutions or competitors, or enter into strategic relationships that would enable them to expand their solutions to compete more effectively with our products and services. These parties may have access to larger, installed customer bases and may be able to effectively bundle and cross sell competitive solutions with their other services, which may enable them to compete more effectively or provide them with greater pricing and operating flexibility.

Companies that currently focus on providing solutions to enterprise businesses or SMBs may seek to expand the offering of their solutions to middle customers which would be more directly competitive with the products and services that we offer. We are continuing to see increased competition in the middle market from competitors going upstream and downstream from their traditional markets and we often compete for customers that are larger or smaller than our typical middle market buyers with service providers that are more established with this customer type. New entrants not currently considered to be competitors may also enter the market through acquisitions, partnerships, or strategic relationships.

While we are continuing to see increased competition from third parties, when we are selling our products and services to potential customers, we believe that we are often competing with internal legacy processes, and we must be able to convince internal stakeholders that our products and solutions are superior to these existing processes or other third-party solutions.

For the reasons mentioned above, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our products and services to continue to achieve or maintain market acceptance, any of which would harm our business, operating results, and financial condition.

We earn a substantial portion of our revenue from electronic payment transactions and our growth is dependent upon the continued acceptance, adoption and security of electronic payment types that result in interchange revenue.

We earn a substantial portion of our revenue from VCC and ACH payment transactions paid to suppliers in our network and our growth is dependent upon the continued acceptance, security, and adoption of electronic payment types that result in interchange revenue on the amount of the transactions. During the fiscal year ended December 31, 2024, we earned approximately $258.9 million in revenue from VCC and AvidPay Direct, our ACH product offering, paid through our network.

Although we expect businesses to continue to accept and adopt electronic forms of payment, we do not mandate a specific payment type in our network and the adoption rates of electronic payments in accounts payable transactions could erode or grow more slowly than expected or we could continue to see pressure on interchange rates or amounts customers are willing to pay for electronic forms of payment. Suppliers in our network select their preferred method of payment, which may include primarily VCC, ACH, or check, based on their internal business rules, preferences, or perceived value, which may change at any time and which may change in different economic environments such as a recession. Additionally, accounts receivable, or AR, service providers market and sell their AR services to suppliers and groups of supplier types in our network. These service providers may not accept electronic payments and may convert existing suppliers in our network that accept electronic payments to check. Suppliers in our network, and those AR service providers, may, with or without advance notice and without our knowledge, prohibit or impose restrictions on the methods we use to provide or deliver electronic payments, including by changing or including restrictions in the terms of use or service of online portals through which we make payments, that we may not be aware of or be able to comply with, seek to negotiate reduced pricing, or charge fees in order to accept electronic payments. Certain suppliers, including, larger enterprise suppliers, industries and verticals are also less inclined to accept electronic forms of payment which may limit our ability to successfully expand into new industries or verticals. We have experienced, and may in the future experience, fluctuations in quarterly revenue and yield metrics resulting from suppliers or AR service providers changing their preferred method of payment in our network, leveraging data to reduce their interchange rates, or seeking to negotiate reduced costs associated with their accepted electronic form of payment. It also remains unclear the extent to which macroeconomic conditions, including interest rates, new federal policies on tariffs, immigration, taxes, deregulation, and fiscal sustainability, will impact the acceptance and adoption rates of electronic forms of payment. A significant shift in payment preference from electronic forms of payment to check or to lower cost forms of electronic payment by suppliers in our network in response to these or other factors could have a material impact on our business.

The revenue we receive from electronic payment transactions is also dependent upon a number of factors, many of which we do not control, including the continued acceptance and adoption by businesses of electronic payments, interchange rates which we expect to decline over time, fees charged by suppliers or AR aggregators to accept electronic payments, buyer incentives, and the terms of our commercial agreements with third-party service providers that are involved in the payment process. Widespread adoption of new forms of electronic payments, such as real time payments, could also negatively impact the revenue we receive from electronic payment transactions.

Future regulation or changes by the card brand payment networks could also have a substantial impact on interchange rates and our revenue from VCC transactions. If interchange rates decline, whether due to actions by the card brand payment networks or future regulation, or if, merchant/suppliers elect to receive payments that result in lower or no interchange revenue such as check, or apply fees in consideration of accepting electronic forms of payment, our total operating revenues, operating results, prospects for future growth, and overall business could be materially or adversely affected.

Certain of our customer segments are cyclical.

Certain segments of our customers, particularly the customers that focus on political advertising within our media vertical, are subject to seasonal and cyclical trends. Revenue from these customers is cyclical as it is connected to election advertising spend within the United States which tends to increase during significant election years, such as mid-term and presidential elections. In 2022, we experienced growth in our media payments business due to spending associated with the 2022 mid-term elections. Due to the intermittent nature of the election cycle in the United States, we saw a significant decrease in these revenues during fiscal year 2023. While we experienced growth in our media payments business in connection with the United States' 2024 presidential election, such growth was difficult to forecast and did not meet the expectations that we set at the beginning of 2024. These factors may make it more difficult for us to control or forecast our future operating results and growth. If the assumptions we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability and the value of our business could be negatively impacted.

We may not be able to scale our business and technology quickly enough to meet our growth.

As we continue to grow and add buyers and suppliers and process additional transactions, and as we sign additional strategic partners, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and to integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, risk and compliance operations, and professional services, to serve our growing customer base.

We have also experienced, and may in the future experience, disruptions, outages and other performance problems that interfere with our customers' ability to access and use our products and services. These events may be caused by a variety of factors, including capacity constraints due to increased use and transaction volumes, legacy infrastructure, architecture, code and processes, software and human errors, and issues caused by third party service providers. It may become increasingly difficult to maintain and improve the performance of our platform and our products and services especially during peak usage times and as our solutions become more complex.

Any failure of or delay in our efforts to maintain, improve and scale our technology, infrastructure and platform could result in service interruptions, impaired system performance, and reduced customer satisfaction, which has resulted and could continue to result in higher customer attrition, decreased sales to new customers, or higher rates of requested refunds, all of which could hurt our revenue growth. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

Like we have in the past with our acquisitions of Piracle, Strongroom, Ariett, Entryless, BankTEL, Core Associates, and FastPay, we may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we may not successfully identify desirable acquisition targets or targets at valuations comparable to our valuation, or if we acquire additional businesses, we may not be able to integrate them effectively following the acquisition or effectively manage the combined business following the acquisition or achieve our desired synergies. Integration may prove to be difficult due to the necessity of integrating personnel with disparate business backgrounds and who are accustomed to different corporate cultures.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities, including legal liabilities, associated with the acquisition;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business into our current and future offerings and contract terms, including disparities in the revenue model of the acquired company;

- diversion of management's attention or resources from other business concerns;

- adverse effects on our existing business relationships with customers, members, or strategic partners as a result of the acquisition;

- the potential loss of key employees; and

- use of substantial portions of our available cash to consummate the acquisition.

Acquisitions could result in lower cash reserves, possible dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and could cause the per share value of our common stock to decline. In addition, a significant portion of the purchase price of any companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. If our acquisitions do not yield the expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, and our business, operating results and financial condition may suffer.

Our business depends, in part, on our relationships with providers of accounting and ERP solutions.
Our relationships with accounting and ERP solutions partners are integral to our ability to deliver our products and services particularly to our buyer customers. We rely upon their cooperation to develop and maintain integrations between our products and services and their respective solutions. These integrations allow information to be communicated between our products and services and our customers' accounting systems. These partners may also market and promote our products and services to customers. We also compete with accounting and ERP solution providers, including those with whom we partner, from time to time that have developed or offer third party products and services that are competitive with our products and services.

We believe that many accounting and ERP solution providers are increasingly focusing on accounts payable and payment automation to improve their product offering. Our business could be harmed if current or prospective partners decide to design their own AP solutions, partner with competitive service providers instead of us, or seek improved economics from us in connection with our partnership.

If we were unable to continue these relationships and add relationships with new accounting and ERP solutions partners, our growth prospects could be negatively impacted by not being able to offer necessary integrations to customers.

Our long-term growth strategy depends, in part, on strategic partnerships and indirect sales partners.
We continue to expand and leverage our current strategic partner relationships and to develop new strategic partner relationships to expand our sales and marketing efforts and our product and service offerings that we believe will allow us to sell and market our services in existing and new markets. Establishing strategic partner relationships, particularly with our financial institution customers and accounting software providers, entails extensive and highly specific upfront sales efforts and investment, with little predictability and various ancillary requirements.

For example, our partners may require us to submit to an exhaustive security audit, given the sensitivity and importance of storing their customer billing and payment data on our platform. As a result, formalizing and maintaining new strategic partner relationships involve a degree of effort and risks that may not be present or that are present to a lesser extent with direct customer sales. With strategic partners, the decision to enter into a relationship with us frequently requires the approval of multiple management personnel and technical personnel. Additionally, sales to strategic partners' customers may require us to invest more time educating and selling to these potential customers. Purchases of our services by customers of strategic partners are also frequently subject to delays and require considerable efforts to negotiate and document relationships with them. Further, we may integrate our platform with our strategic partners' own websites and apps, which requires significant time and resources to design and deploy both before and after marketing and sales efforts begin. If we are unable to increase sales of our services through strategic partners and to manage the costs associated with these relationships, including without limitation, integrating with their systems and ongoing training for their marketing and sales personnel, our business, financial position, and operating results may be adversely affected.

Our ability to attract new strategic partners may be limited by our commitments to provide our existing strategic partners with certain exclusivity and/or first rights to participate in certain channels or territories. We also may not be able to attract new strategic partners if our potential partners favor our competitors' products or services over our services or choose to compete with our services directly. Certain of our strategic partners may have the resources and inclination to develop their own solutions to replace ours. Moreover, strategic partners could decide to focus on other market segments. Further, there can be no guarantee that our strategic partners will not choose to terminate their relationships with us for strategic or other reasons. If we are

unsuccessful in establishing, growing, or maintaining our relationships with strategic partners, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

The loss of one or more of our key buyers or strategic partners could negatively affect our ability to market our platform.

We rely on our reputation and recommendations from key buyers and strategic partners in order to promote our platform. The loss of any of our key buyers or strategic partners could have a significant impact on our revenues, reputation and our ability to obtain new customers. Some of our key buyers have the ability to terminate their existing agreements without cause prior to the expiration of the applicable term and our suppliers, including our larger suppliers, are under no obligation to accept payments in a particular format. In addition, acquisitions of our buyers could lead to cancellation of our contracts with those customers by the acquiring companies, thereby reducing the number of our existing and potential customers, or the acquiring buyers may seek to leverage more favorable pricing and terms.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates as we could fail to capture the market share that we anticipate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates or we could fail to secure the portion of market share we expect.

If we fail to maintain or grow our brand recognition, our ability to expand our base of suppliers and buyers will be impaired and our financial condition may suffer.

We believe that growing the AvidXchange brand is important to supporting continued acceptance of our existing and future solutions, attracting new buyers and suppliers to our platform, and retaining existing buyers and suppliers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platform. Additionally, our partners' performance may affect our brand and reputation if customers do not have a positive experience. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain enough existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

Risks Related to Operations

We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses and damage to our reputation and customer trust.

We processed over 79 million transactions for our customers in 2024. We have grown rapidly and seek to continue to grow, and although we maintain risk management processes, our business is always subject to, and we have experienced and will likely continue to experience, financial losses as a result of operational errors, software defects, service disruption, third party fraud, employee misconduct, security breaches, credit losses, or other similar actions or errors. Furthermore, we previously identified a material weakness in our internal control over financial reporting relating to our reconciliation of funds held for customers, and while we remediated this material weakness in 2021, we may experience additional material weaknesses in the future.

As a provider of AP and payment solutions, we collect and transfer funds on behalf of our customers. Software errors in our platform, operational errors by our employees and business partners, and fraud have exposed us to losses from time to time. Moreover, our trustworthiness and reputation are fundamental to our business. As a provider of cloud- based software for complex back-office financial operations, the occurrence of any operational errors, software defects, service disruption, third party fraud, employee misconduct, security breaches, credit losses or other similar actions or errors on our platform could result in financial losses to our business and our customers, loss of trust, damage to our reputation, or termination of our agreements with strategic partners, each of which could result in:

- loss of buyers and suppliers;
- lost or delayed market acceptance and sales of our products and services;
- legal claims against us, including warranty and service level agreement claims;
- regulatory enforcement action;
- diversion of our resources, including through increased service expenses; and
- financial concessions, and increased insurance costs.

Although our terms of service generally allocate to our customers the risk of loss resulting from our customers' errors, omissions, employee fraud, or other fraudulent activity related to their systems, some of our customers may be able to negotiate changes to this position or in some instances we may cover such losses for efficiency or to prevent damage to our reputation, irrespective of fault or our terms of service. Although we maintain insurance to cover losses resulting from our errors and omissions, there can be no assurance that our insurance will cover all losses or our coverage will be sufficient to cover our losses or that we will be able to continue to maintain such insurance. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

We depend on banks, bank partners and other third-party service providers to process transactions.

We depend on a limited set of bank partners and other third-party service providers to process electronic payment transactions and check payments for our customers. We have entered into treasury services agreements and other arrangements with our bank partners and other third-party service providers for payment processing and related services. If these arrangements are terminated for any reason, or if services provided by our bank partners and other third-party service providers are interrupted, we could experience delays, interruptions, and additional costs in processing payments for our customers. We also depend on third-party service providers for other critical functions, including customer invoicing and scanning solutions. We have entered into service agreements with these third-party service providers for scanning, indexing and related services, and these agreements include significant security, compliance, and operational obligations. If our agreements with the scanning and/or indexing partners are terminated for any reason, we could experience service interruptions as well as delays and additional expenses in arranging for new services.

Although we were not materially or directly impacted by the failure of Silicon Valley Bank (SVB) in 2023, which was closed by the California Department of Financial Protection and Innovation and for which the FDIC was appointed as receiver, any future failure of any of our banking partners or any future instability, whether actual or perceived, in the global banking system could result in additional bank failures, as well as volatility of global financial markets, each of which may adversely impact our business and financial condition.

Interruptions or delays in the services provided by third-party providers of cloud-based infrastructure and platforms or internet service providers could impair the delivery of our products and services.

We host our products and platform principally on a cloud platform leveraging public cloud infrastructure services. Public cloud services are provided by Microsoft Azure and others which include infrastructure as a service and use a service technologies platform. All products utilize resources operated by us through these providers. Therefore, we depend on these third parties to protect their infrastructure and operations against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience interruptions or delays in our service in the future. If disruptions were to occur, we would have to operate using our disaster recovery plan, as we do not have a fully redundant system for all of our core functions. This could cause substantial disruption in our operations if we were not able to move our main processes in a timely manner to a backup service provider. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data services we use.

Although we have disaster recovery plans, any incident affecting the infrastructure of our third-party providers that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, and other similar events beyond our control could negatively affect our platform. Any prolonged service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting.

Our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of cloud service providers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to cloud-based infrastructure, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

Our agreements with our buyer customers and certain partners typically contain service level commitments. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these buyer customers with service

credits. In addition, we could face contract terminations and, if the disruptions are substantial, impacts to our reputation, revenue, and operating results.

If we fail to offer high-quality customer support, or if our support is more expensive than anticipated, our business and reputation could suffer.

Both our buyers and suppliers rely on our customer support services to resolve issues and realize the full benefits provided by our products and services. High-quality support is also important for the renewal and expansion of our products and services with existing customers. We primarily provide customer support over chat, email and phone-based support. If we do not help our customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our customers, our ability to retain customers, increase the density of our supplier network and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed.

Risks Related to Electronic Payments

We are subject to the payment card network rules and our failure to comply with these rules could harm our business.

We use Mastercard branded VCCs exclusively, as contractually required by our agreement with Mastercard, in connection with our VCC payment service and we are subject to payment card network operating rules, including the Payment Card Industry Data Security Standard, or PCI-DSS. The payment card networks set and interpret the card operating rules and could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. AvidXchange was not previously PCI-DSS compliant, but first obtained its PCI-DSS certification in May 2021. There can be no assurances that AvidXchange will be able to maintain this certification. Failure to maintain this certification, or any prior or future violations of existing or new rules of the payment card network, or increased fees, could result in the revocation of our ability to make payments using VCCs, or such payments could become prohibitively expensive for us or for our customers. If we are unable to make buyer payments to suppliers using VCCs, our business would be adversely affected as we derive a significant portion of our revenue from interchange. We also may seek to introduce other card-related products in the future, like our contemplated spend management product, which may entail additional operating rules.

Risks Related to Cybersecurity and Data Privacy

The cybersecurity incident that we detected in early April 2023, or other cyber incidents that we may encounter in the future, may have a material adverse impact on our business and results of operations.

In early April 2023, we detected a cybersecurity incident as part of our routine security monitoring protocols. In response to the incident, we undertook an investigation with the support of leading cybersecurity experts, reached out to law enforcement, accelerated planned security enhancements, and have taken and will continue to take actions to implement additional safeguards.

The investigation determined that the incident primarily affected systems that were used for back-office activities. Data was exfiltrated from these systems and posted on the dark web. The data consisted of confidential information from our files, including personally identifiable information, primarily of our employees, former employees, and their dependents, and the bank account information of some customers. We cooperated with inquiries about the incident from three state consumer and financial regulators, provided notices to impacted customers and individuals and complied with regulatory requirements of various states that address notice and credit monitoring. We delivered all required notices during the fourth quarter of 2023 and consider our investigation to be complete.

During the years ended December 31, 2024 and 2023, we incurred $0.3 million and $5.4 million, respectively, in response costs related to the incident, including professional services and legal fees, and recorded insurance recoveries of $2.1 million and $1.7 million, respectively. No liability for loss was recorded related to the incident as of December 31, 2024.

Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing partners or other customers, prevent us from obtaining new partners and other customers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Accordingly, our recent cybersecurity incident or other cyber incidents that we may encounter in the future may have a material adverse impact on our business and results of operations.

We, our strategic partners, our buyers and suppliers, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, exposure of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

We, our strategic partners, our buyers and suppliers, and the third-party vendors and providers of cloud-based infrastructure and data services that we use, obtain and process large amounts of data, including confidential information, along with personal and other data related to our buyers and suppliers and their transactions, as well as other data of the counterparties to their payments.

We face risks, including financial risks and risks to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services, including us, financial institutions and other providers of financial services, have frequently been targeted by such attacks. Additionally, we expect to see an increase in cybersecurity incidents and malicious internet-based activity, including events directed by state sponsored entities, such as China, Iran, North Korea, and Russia. These cybersecurity challenges, including threats to our own IT infrastructure or those of our customers or third-party providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, customer employee fraud, supply-chain attacks, ransomware, account takeover, check fraud, or cybersecurity attacks, to "mega breaches" targeted against cloud-based services and other hosted software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in disclosure of data and intellectual property, or cause production downtimes and compromised data. We have in the past experienced cybersecurity incidents such as phishing attempts to compromise employee email and malware. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred, especially given that actors are now using advanced technologies such as AI to avoid detection. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our customers' data.

If our protection or security measures, or those of the previously mentioned third parties are inadequate or expose vulnerabilities or are breached as a result of third-party action, employee or contractor action or inaction, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive information, including PII, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of data by large institutions suggest that the risk of such events is significant, even if privacy protection and security measures are implemented and enforced. If sensitive information is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, and may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, and penalties.

In addition, if our financial institutions or strategic partners conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business could be adversely affected. If there is a breach of the information that we store, we could be liable to our partners for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our platform. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing partners or other customers, prevent us from obtaining new partners and other customers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

While we currently maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such incidents. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us with sufficient limits or on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Risks Related to Talent Acquisition and Retention

If we lose key members of our team including our Co-Founder and Chief Executive Officer, or if we are unable to attract and retain talent, our business may be harmed.

Our success and future growth depend upon the continued services of our team and other key employees. Our Co-Founder and Chief Executive Officer, Michael Praeger, is critical to our overall strategic direction, our culture, and the development of key products, partnerships and relationships. Our senior management and key employees are employed on an at-will basis. The loss of our chief executive officer, one or more members of our senior management, or other key employees, could harm our business, and we may not be able to find adequate replacements.

To execute our business strategy, we must attract and retain highly qualified personnel. Our headquarters and primary center of employment is in Charlotte, North Carolina. In general, the talent pool in Charlotte may be smaller than in other geographic areas. Competition for executive officers, software developers and engineers, compliance and risk management personnel, and other key employees in our industry and location is intense and increasing, and we may not be able to attract the talent we need to grow and succeed. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software and payment systems, as well as for skilled legal and compliance and risk operations professionals. The current regulatory environment related to immigration may increase the likelihood that immigration laws may be modified to further limit the availability of H1-B and other visas. If a new or revised visa program is implemented, it may impact our ability to recruit, hire, retain or effectively collaborate with qualified skilled personnel, including in the areas of artificial intelligence and machine learning, payment systems and risk management, which could adversely impact our business, operating results and financial condition. Many of the companies with which we compete for experienced personnel have greater resources than we do, such as many of the larger banks in the Charlotte, North Carolina area, and can frequently offer such personnel substantially greater compensation than we can offer, and may be in geographies perceived by some employees as more desirable. If we fail to identify, attract, develop, and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our base of buyers and suppliers and achieve broader market acceptance of our products.

Our ability to increase our base of buyers and suppliers and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct sales force as well as our sales force focused on identifying new strategic and indirect sales partners. We also dedicate significant resources to sales and marketing programs. Our business and operating results will be harmed if those efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our company culture, which is based on our core values of ensuring customer success, focusing on results and striving for excellence. We have invested substantial time and resources in building our team within this company culture. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to preserve our culture, our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives could be compromised, potentially harming our business.

Risks Related to Intellectual Property

We may lose existing customers or fail to attract new customers if we are unable to deliver new software, solutions and technology for our platform.

Our success depends on our continued development of new and improved AP automation software and payment solutions and related technology and the continued automation of payments processes. If we are unable to deliver new products or services, such as our spend management offering, or to enhance or achieve market acceptance with existing products and services, such as Payment Accelerator or if we are unable to integrate technology, products and services that we acquire into our platform, our business could be adversely affected through increased attrition of current customers or slower addition of new customers. We have experienced, and may in the future experience, delays in the planned release dates of enhancements to our platform, and we have discovered, and may in the future discover, errors in new releases after their introduction. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our platform or customer claims, including, among other things, warranty claims against us, any of which could cause us to lose existing customers or affect our ability to attract new customers.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Our agreements with partners and certain customers may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results, and financial condition. Although we normally limit our liability with respect to such obligations in our contracts with direct customers and with customers acquired through our partners, we may still incur substantial liability, and we may be required to cease use of certain functions of our platform or products, as a result of IP-related claims. Any dispute with a customer with respect to these obligations could have

adverse effects on our relationship with that customer and other existing or new customers, and harm our business and operating results. In addition, although we carry insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

If we are unable to effectively document or perfect our ownership over our proprietary technology and intellectual property, our ability to protect our proprietary rights against third parties might be adversely affected.

Historically, we have developed our proprietary technology and other intellectual property both internally, through development by our employees and consultants, and externally, through engaging third party developers in the United States and abroad. We generally enter into confidentiality and invention assignment agreements with such employees, consultants and third party developers with the expressed intention that we own all proprietary rights in all applicable technology and intellectual property developed during the relationship. However, it is possible that these agreements may not have been properly entered into on every occasion with the applicable counterparty, and if one of these agreements were found to be defective under applicable law, it may not have effectively granted ownership of certain technology or other intellectual property to us. In such an event, there would be a risk that the applicable counterparty would not be available to (or would not be willing to) assist us in perfecting our ownership of the technology or intellectual property, which may have an adverse effect on our ability to protect our proprietary rights over such technology and intellectual property.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop platform enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our products and services. As we continue to introduce new features or improvements to our products and services, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our platform and our business. In the future, we could be required to seek licenses from third parties in order to continue offering our products and services or to develop enhancements to our technology, which licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of existing offerings, which could impair our business, financial condition, and results of operations.

Uncertainty in the development, deployment, and use of artificial intelligence in our operations and in our products and services may result in harm to our business and reputation.

We are continuing to increasingly use artificial intelligence ("AI"), machine learning, and automated decision-making technologies, across various aspects of our business operations, and we are making investments in expanding AI capabilities in our products, services and tools, including continuing to build systems and tools that incorporate AI-based technologies, such as, invoice capture and indexing, prepopulating customer inputs based on historical data and modeling creditworthiness.

We expect that developing, testing, and deploying resource-intensive AI systems may require additional investment to continuously improve our use of AI technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. As it evolves, AI presents risks and challenges that could adversely impact our business. Our failure to successfully develop and commercialize our products or services involving AI technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In particular, if the models underlying our AI technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims. The development, adoption, and use for generative AI technologies are still in their early stages. AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient, risking inaccurate or misleading content or discriminatory or unexpected results, such as hallucinatory behavior generating irrelevant, nonsensical, or factually incorrect results, harming our reputation, business, or customer relationships. While we take measures designated to ensure the accuracy of such AI generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings.

Complexities and Risks in AI Product Development and Deployment May Impact Our Business and Competitive Edge.

We are in varying stages of development in relation to our products and internal business processes involving AI technologies. The continuous development, maintenance and operation of our AI technologies may involve unforeseen difficulties including material performance problems, undetected defects, or errors. For instance, the models underlying AI technologies can experience decay (also known as "model drift") in which its performance and accuracy decreases over time without further human intervention to correct such decay.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

We face significant competition from other companies in our industry in relation to the development and deployment of AI technologies. Those other companies may develop AI technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop, deploy and maintain. Any inability to develop, offer or deploy new AI technologies as effectively, as quickly and/or as cost-efficiently as our competitors could have a materially adverse impact on our operating results, customer relationships and growth. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products and services or harm to our business, results of operations or reputation.

Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software, services and infrastructure, such as processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment.

Evolving Legal and Regulatory Frameworks for AI Technologies May Increase Compliance Costs and Operational Challenges.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of intellectual property, cybersecurity, and privacy and data protection. Many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Existing laws and regulations may be interpreted in ways that would affect the operation of our AI technologies or could be rescinded or amended as new administrations take differing approaches to evolving AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business. We may not always be able to anticipate how to respond to these laws or regulations.

In the United States, legislation related to AI technologies has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision-making. California also enacted seventeen new laws in 2024 that further regulate use of AI technologies and provide consumers with additional protections around companies' use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination, and Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

It is possible that further new laws and regulations will be adopted in the United States and in foreign jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Moreover, we are subject to a number of current sector-specific laws and regulations which will be implicated by our use of AI technologies. For example, if we use artificial intelligence or machine learning tools to determine creditworthiness, and it becomes clear that the data that was used to train those models was biased, we or our customers could be accused of engaging in unfair, deceptive or abusive practices. It is also possible that the AI technologies we use may, or may be viewed as, having unintended biases or discriminatory outcomes, exposing us to risks that we have discriminated against persons belonging to a protected

class. Any resulting investigation or litigation could have an adverse impact on our results of operations due to the associated costs and any related fines, and could also have an adverse impact on our customer relationships. See Regulatory Risks discussed below.

We use open-source software, which could subject us to litigation or other actions.

We use open-source software in the development of our products and services. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate it into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open-source software in a certain manner under certain open-source licenses, we could be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open-source software subject to certain types of open-source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions.

If our technology and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We have filed and we expect to file from time to time for trademark, copyright and patent applications. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. For example, we have not historically prioritized seeking patent protections for our technology and therefore we may have limited capacity to assert proprietary rights against third parties that may offer similar products, services or functionality. Even in cases where we seek patent protection, we cannot assure that the resulting patents will effectively protect every significant feature of our solutions and any patents issued to us in the United States or other jurisdictions may not be sufficiently broad to protect our proprietary technologies. Specifically, there can be no guarantee that others will not independently develop similar products, duplicate any of our solutions or design around our patents, or adopt similar or identical brands for competing platforms or technology. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Therefore, our registration applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished.

Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Failure to protect our domain names could also adversely affect our reputation and brand and make it more difficult for subscribers to find our products and services. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our intellectual property. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, patent applications and trademark filings at risk of not being issued or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with

intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and our business.

Risk Related to Financial Controls, Customer Funds, and Risk Management

Should we identify a material weakness in our internal control over financial reporting or otherwise fail to design, implement, and maintain effective internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In the past, we have identified certain control deficiencies in our internal control over financial reporting that constituted material weaknesses. Specifically, we identified a material weakness in our internal control over financial reporting relating to our reconciliation of funds held for customers, which was remediated in 2021. Further, in 2020, we identified a material weakness in our internal control over financial reporting relating to an insufficient complement of personnel with an appropriate level of accounting knowledge, training, and experience, including tenured experience at the Company, to appropriately analyze, record and disclose accounting matters timely and accurately, which we concluded was remediated as of March 31, 2024.

Any failure to design, implement, and maintain effective internal control over financial reporting, could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis, which may cause investors to lose confidence in our reported financial information. Ineffective internal control over financial reporting could limit our access to capital markets, adversely affect our results of operations and/or lead to a decline in the trading price of our common stock. If our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of fraud or misappropriation of assets and subject us to potential delisting from the stock exchange on which we list our common stock, to other regulatory investigations, and to civil or criminal sanctions.

Further, these types of fraudulent activities on our platform can also expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners and buyers or suppliers.

Customer funds held by us are subject to market, interest rate, credit, and liquidity risks, as well as general economic and political conditions. The loss of these funds and fluctuations in rates of return could have a material adverse effect on our business, financial condition, and results of operations.

We arrange for funds of our customers, including funds that will be remitted to suppliers, to be held in cash or cash equivalents, and these funds may be invested in highly liquid, investment-grade marketable securities from time to time, interest-bearing demand deposit accounts, and certificates of deposit. Nevertheless, our customer fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in aggregate, during periods of heavy financial market volatility.

With respect to movements in interest rates, when rates are lowered, our payment revenue and interest income, resulting from the funds we hold for buyers, are negatively impacted. Should the Federal Reserve cut interest rates in 2025, we would expect to experience negative impacts on our payment revenue and interest income. A changing interest rate environment could also lead to difficulty in comparing our current consolidated financial results to our results in future reporting periods. Such unfavorable impacts could have a material adverse effect on our business, financial condition, and results of operation.

We are licensed as a money transmitter (or statutory equivalent) in all jurisdictions within the United States where, to the best of our knowledge, licensure is required for our business. Accordingly, we are subject to direct regulation by the licensing authorities

of the jurisdictions where we are licensed. In certain jurisdictions where we operate, we are required to hold eligible liquid assets, as defined by the relevant regulatory authority, equal to at least 100% of the aggregate amount of any outstanding customer liabilities. Our ability to manage and accurately account for the assets underlying our customer funds and comply with applicable liquid asset requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, it may be necessary to scale the applicable internal controls. Our success requires significant public confidence in our ability to properly manage our customers' balances and handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to accurately manage our customer funds and the assets underlying our customer funds in compliance with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines, up to and including the loss of our state money transmitter licenses, which would materially harm our business.

In the event of a financial crisis, employment levels and interest rates may become volatile with a corresponding impact on our business. As a result, we could experience a constriction in the availability of liquidity, which may impact our ability to fulfill our obligations to enable the movement of customer funds to the intended recipients. Additionally, we rely upon certain banking partners and other third parties to originate ACH payments, process checks, execute wire transfers, and issue VCCs, and these banking partners and other third parties could be similarly affected by a liquidity shortage or sanctions or other restrictive actions by governmental agencies, which may further exacerbate our ability to operate our business. Any material loss of or inability to access customer funds could have an adverse impact on our cash position and results of operations, could require us to obtain additional sources of liquidity, and could have a material adverse effect on our business, financial condition, and results of operations.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

Our overall investment portfolio is generally comprised of (i) our operating cash and (ii) buyer funds. Our operating cash includes cash received from revenues generated and existing cash on the balance sheet. Buyer funds are funds that have been collected from buyers, but not yet remitted to the applicable supplier.

Our operating cash is invested in accordance with our cash investment policy. Under that policy, we invest with the objective of preserving capital while optimizing yield. Permissible investments include United States Treasury instruments, United States Government Agency securities, Government-Sponsored Enterprise securities, certificates of deposit, commercial paper, investment grade corporate bonds, money market funds, and interest-bearing demand deposit accounts.

Our buyer funds are invested with safety of principal, liquidity, and diversification as the primary objectives. Pursuant to our investment policy and subject to applicable law, buyer funds may be invested in United States Treasury securities, United States Government Agency securities, Government-Sponsored Enterprise securities, certificates of deposit, or other cash equivalents. As of December 31, 2024, all buyer funds were invested in interest-bearing demand deposit accounts. While we are in the process of diversifying our banking relationships, the majority of these demand accounts have been maintained at one institution which is a full-service, FDIC-insured national bank supervised by the Office of the Comptroller of the Currency (OCC) and is a subsidiary of a bank holding company subject to regulation, supervision, and examination by the Federal Reserve.

As we regularly maintain cash deposits, including buyer funds, that exceed the applicable FDIC insurance limits, volatility in the United States banking market can expose us to increased risk. While we do not currently maintain private insurance to mitigate this risk, and such insurance may not be available on commercially reasonable terms or at all, we seek to mitigate this risk by monitoring financial institutions that we conduct business with and endeavor to maintain cash balances at large well-capitalized financial institutions. In the event of one or more failures or a liquidity crisis in the United States banking market, we may be exposed to the risk of financial institutions' potential insolvency or failure and there can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the United States government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition. In the event of the failure of one or more financial institutions with whom we do business, we could incur significant liquidity risks or losses that could negatively impact our results of operations and financial position.

Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties or third parties, which could expose us to material financial losses and liability and otherwise harm our business.

We offer products and services, including software, that digitize and automate back-office financial operations for a large number of buyers and execute payments to their suppliers. We are responsible for verifying the identity of our buyers and their users, and we monitor transactions for fraud. We and our buyers and our suppliers have been in the past, and will continue in the future to be, targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and check fraud. We have suffered losses, and may continue to suffer losses in the future, from acts of financial fraud committed by our buyers and suppliers, their users, and third parties.

The techniques used to perpetrate fraud on our platform are continually evolving. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques, and processes may contain errors or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our platform could enable criminals and those committing fraud to steal significant amounts of money from businesses like ours. As greater numbers of customers use our platform, our exposure to material risk losses from a single customer, or from a small number of customers, will increase.

Our current business and anticipated growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud on our platform evolve, we may need to modify our products or services to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves in our books for fraud related losses.

Any future litigation against us could be costly and time consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought in connection with intellectual property disputes, claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, or claims for reimbursement following the disclosure or misappropriation of customer funds or data.

The software industry is characterized by the existence of many patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party's intellectual property rights.

Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. Although we carry insurance, our insurance may not cover certain future claims, may not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results, or financial condition.

Natural catastrophic events and man-made problems such as power-disruptions, computer viruses, data security breaches, war and terrorism may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. Our headquarters and a large employee presence is located in Charlotte, North Carolina and we have smaller employee groups in areas in and around Burbank, California, Houston, Texas, Sandy, Utah, Birmingham, Alabama, and Framingham, Massachusetts. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security, and loss of critical data, all of which could harm our business, operating results, and financial condition. Climate change and other environmental or social pressures are expected to increase the frequency and intensity of certain such events, as well as contribute to chronic changes (such as changes in meteorological or hydrological patterns) which may result in additional risks.

In addition, the insurance we maintain may be insufficient to cover, or may not cover, our losses resulting from disasters, cyber-attacks, or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

Risks Related to Credit and Liquidity

Certain of our products and services expose us to credit risk.

Certain of our products and services, including our Payment Accelerator product, expose us to credit risk. Payment Accelerator offers certain qualifying suppliers the opportunity to better manage cash flows and receive payments by enabling these suppliers to receive advance payment on eligible invoices. We may not receive payment on funds advanced and may otherwise be unable to recoup owed amounts from customers. While the development, release, and timing of any new products remain at the sole discretion of the Company and may be subject to change, we have been and will continue to be modifying and expanding this supplier product offering throughout 2025 which would expose us to additional credit risk. The success of any supplier advance payment product depends, in substantial part, on our ability to effectively manage non-payment and default risks. To manage such risks, we may use techniques designed to analyze the businesses' past purchase and transaction histories, risk models and third-party factoring tools, and other indicators to help predict the risk profile of these buyers and suppliers and make pricing and eligibility decisions accordingly. These techniques may not accurately predict loss rates or provide inputs on risked-adjusted pricing due to inaccurate assumptions, fluctuating market conditions, changes in the macroeconomic environment, or flawed or insufficient transaction history or other data, among other factors. Should credit losses be significant with our supplier advance payment product, our business, financial position, and operating results may be adversely affected.

Our 2024 Amended and Restated Credit Agreement provides our lenders with a first-priority lien against substantially all of our and our subsidiaries' assets and personal property, and contains financial covenants and other restrictions on our and our subsidiaries' actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our 2024 Amended and Restated Credit Agreement contains certain affirmative and negative covenants that restrict our and our subsidiaries' ability to, among other things (in each case, subject to certain exceptions based on dollar caps or other conditions):

- incur additional indebtedness;
- create additional liens on assets;
- make certain investments;
- dispose of assets;
- engage in a merger or other similar transaction;
- engage in transactions with affiliates;
- make certain restricted payments, including share repurchases and the payment of dividends; and
- engage in new businesses, other than our primary B2B accounts payable, invoice, and payments businesses.

The 2024 Amended and Restated Credit Agreement also contains financial covenants, measured on a consolidated basis:

- there must be liquidity (which is defined as availability under the 2024 Revolver, plus unrestricted cash) that is more than the greater of (1) $35 million, and (2) 35% of the Revolving Amount (as defined in the 2024 Amended and Restated Credit Agreement).
- as of the end of each quarter, total revenue on a trailing four-quarter basis must be greater than the requirements set forth in the 2024 Amended and Restated Credit Agreement.
- for each period of four consecutive quarters, Consolidated EBITDA as defined in the 2024 Amended and Restated Credit Agreement must not be less than $10 million.
- the Leverage Ratio, as defined in the 2024 Amended and Restated Credit Agreement, must not exceed 3.00 to 1.00 at the end of each fiscal quarter, and the Leverage Ratio must not exceed 3.50 to 1.00 during certain periods following an acquisition of a certain size.
- the Interest Coverage Ratio, as defined in the 2024 Amended and Restated Credit Agreement, must not be less than 3.00 to 1.00 at the end of each fiscal quarter.

Our or our subsidiaries' failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our 2024 Amended and Restated Credit Agreement, could result in an event of default under the 2024 Amended and Restated Credit Agreement, which would give our lenders, in addition to other rights and remedies, the right to terminate their commitments to provide additional loans under the 2024 Amended and Restated Credit Agreement and to declare all outstanding loans, together with accrued and unpaid interest and fees and any other outstanding amounts, to be immediately due and payable. In addition, we and our subsidiaries have granted our lenders under the 2024 Amended and Restated Credit Agreement first-priority liens against substantially all of our and our subsidiaries' assets and property as collateral. If the debt under our 2024 Amended

and Restated Credit Agreement was to be accelerated, we might not have sufficient cash on hand or be able to sell sufficient collateral to repay the obligations then due. In such an event, the lenders under our 2024 Amended and Restated Credit Agreement would have the right to, among other remedies, enforce liens against our and our subsidiaries assets and property and seek other judicial and non-judicial enforcement of their rights, any or all of which would likely have an immediate adverse effect on our business and operating results.

If the current equity and credit markets deteriorate, it may make any future debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price.

Regulatory Risks

Our business, which includes payment services and commercial lending, is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business and noncompliance with such laws can subject us to civil and criminal liability.

Financial Services Regulation
In addition to the regulatory regimes described elsewhere, the local, state, and federal laws, rules, regulations, licensing schemes, and industry standards that govern our payment and lending services include, or may in the future include, those relating to banking, invoicing, cross-border and domestic money transmission, lending, foreign exchange, payment processing and settlement services, and escheatment. These laws, rules, regulations, licensing schemes, and industry standards are enforced by multiple authorities and governing bodies in the United States, including federal regulators, self-regulatory organizations, and numerous state and local authorities.

As a licensed money transmitter and lender in various states and territories with the United States, we are subject to a range of restrictions and ongoing compliance obligations under applicable statutes and regulations administered by the financial services and banking departments of the various states and territories, including requirements with respect to the investment of customer funds, financial recordkeeping and reporting, reconciliation of customer funds, bonding, minimum capital, maximum interest rates, disclosure, and inspection, audit or examination by regulatory authorities concerning various aspects of our business. In a number of cases, evaluation of our compliance efforts depends on regulatory interpretations that could change over time. In the past, regulators have identified violations or alleged violations of certain statutory and regulatory regimes, and we have been subject to fines, a state consent order and financial penalties by state regulatory authorities due to their interpretation and application of their respective state money transmitter regime to our business model.

In the future, as a result of the financial services regulations applicable to our business, we will continue to be subject to routine examinations by state and federal regulatory authorities; any identified violations or non-compliance during the course of such examinations could subject us to liability, including governmental fines, restrictions on our business, or other similar enforcement actions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain additional licenses, regulatory approvals, or other similar authorizations. We cannot make any assurances that we will be able to obtain or maintain any such licenses, regulatory approvals, and other similar authorizations, and there could be substantial costs and potential product changes involved in maintaining any such licenses, approvals, or other similar authorizations, which could have a material adverse effect on our business. In addition, there are substantial costs involved in maintaining and renewing those licenses, regulatory approvals, and other similar authorizations that we currently hold, and we could be subject to fines or other enforcement action if we are found to violate the various requirements applicable to us in connection with maintaining the same. These factors could impose substantial additional costs on us, involve considerable delay to the development or provision of our products or services to our customers, require significant and costly operational changes, or prevent us from providing our products or services in any given market.

Governmental authorities may impose new or additional rules on our activities, including regulations that:

- prohibit, restrict, and/or impose taxes or fees on money transmission and lending transactions in, to or from certain countries or with certain governments, individuals, or entities;

- impose additional customer identification and customer due diligence requirements;

- impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;

- impose higher minimum capital or other financial requirements;

- require enhanced disclosures to customers utilizing our financial services;

- limit the types of entities capable of providing money transmission services, lending services, or impose additional licensing or registration requirements;

- limit or restrict the revenue that may be generated from money transmission and lending services, including revenue from interest earned on customer funds, transaction fees, and revenue derived from foreign exchange;

- require the principal amount of money transmission originated in a country to be invested in that country or held in trust until paid;

- limit the number or principal amount of money transmission transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate;

- restrict or limit our ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region; or

- impose other requirements in furtherance of their missions.

Other Regulation

Our success and increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to our business. We are subject to a wide variety of local, state and federal laws, rules, regulations, licensing schemes, and industry standards in the United States, which govern numerous areas important to our business. We will likely become subject to additional laws, rules, regulations, licensing schemes, and industry standards in other jurisdictions if we expand our operations internationally in the future. In addition to those laws and regulations described elsewhere, our business is also subject to, without limitation, rules and regulations applicable to securities, labor and employment, immigration, competition, data usage, cybersecurity, and marketing and communications practices. These are subject to change, including by means of legislative action and/or executive orders and by way of evolving interpretations and applications of existing statutory and regulatory regimes by the applicable regulatory authorities. Thus, it may be difficult to predict how these changes will apply to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. We may not be able to respond quickly or effectively to regulatory, legislative, or other developments, which, in turn, may impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business.

Although we have a compliance program focused on the laws, rules, regulations, licensing schemes, and industry standards that we have determined apply to our business, and although we continue to prioritize investments in this program, we can make no assurances that our employees or contractors will not violate such laws, rules, regulations, licensing schemes, and industry standards. Any failure or perceived failure to comply with existing or new laws, rules, regulations, licensing schemes, or industry standards (including as a result of any changes to the interpretation or application of the same) may:

- subject us to significant fines, penalties, civil and criminal lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, and enforcement actions in one or more jurisdictions by federal, state, local or foreign regulators, state attorneys general, or private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state, and local laws;

- result in additional compliance and licensure requirements;

- increase regulatory scrutiny of our business; and

- restrict our operations and force us to change our business practices or compliance program, make product or operational changes, or delay planned product launches or improvements.

The complexity of federal and state regulatory and enforcement regimes in the United States, coupled with the scope of any future international operations and the evolving regulatory environment, could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brands and business, cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by violations and to avoid further violations, expose us to legal or regulatory risk and potential liability, and adversely affect our results of operations and financial condition.

We are subject to governmental regulation and other legal obligations related to privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, or adverse publicity and reputational damage that may negatively affect the value

of our business and decrease the value of our common stock. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our products.

Our buyers and other users store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, and process personal and business information and other data from and about actual and prospective customers and users, in addition to our employees and service providers. Our handling of data may subject us to a variety of laws and regulations, including regulation by various government agencies. Our data handling also is subject to contractual obligations and industry standards.

The federal government of the United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Additionally, the scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide.

Any failure or perceived failure by us to comply with laws, regulations, policies, legal, or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations, and industry standards relating to privacy, data protection, marketing, consumer communications, and information security, and we cannot determine the impact such future laws, regulations, and standards may have on our business. Future laws, regulations, standards, and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality, use particular forms of data, and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing, or disclosure of data, or additional requirements for express or implied consent of our customers, partners, or end users for the use and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality.

As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and industry standards governing our business will expand. In addition, as we expand our business and develop new products and services, we may become subject to additional laws, rules, regulations, licensing schemes, and industry standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or industry standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

We are subject to governmental laws and requirements regarding economic and trade sanctions, export controls, anti-money laundering, and counter-terror financing that could impair our ability to compete in international markets or subject us to civil and criminal liability if we violate them.

Although we currently only operate in the United States, in the future, we may seek to expand internationally. In that case, we would become subject to additional laws and regulations, and would need to implement new controls to comply with applicable laws and regulations. We are required to comply with export control and economic and trade sanctions administered in the United States by the OFAC. We have implemented policies and procedures designed to provide compliance with these regulations and requirements, as well as similar requirements in other jurisdictions, to the extent applicable. However, we cannot assure you that such policies and procedures will effectively prevent violations of these laws in the future. If we fail to comply with applicable export control and economic and trade sanctions laws, we could be subject to fines or other enforcement actions, which could adversely affect our business. We are also subject to various AML and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, most of our services are subject to AML laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, and its implementing regulations, or collectively, the BSA, and other similar laws and regulations. The BSA, among other things, requires money transmitters to develop and implement risk-based AML programs, to report large cash transactions and suspicious activity, and, in some cases, to collect and maintain information about customers who use their services and maintain other transaction records. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, including payments to persons outside of the United States. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance. Regulators and third-party auditors have identified gaps in our AML program, and we could be subject to potentially significant fines, penalties, inquiries, audits, investigations, enforcement actions, and civil and criminal liability if such gaps are not sufficiently remediated or our AML program is found to violate the BSA by a regulator.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to civil and criminal liability and harm our business and reputation.

We are subject to the United States Foreign Corrupt Practices Act, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in any jurisdictions outside of the United States in which we may do business. These laws generally prohibit companies, their employees, and their third-party intermediaries from promising, authorizing, making, offering, or providing, directly or indirectly, anything of value to foreign government officials or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions.

Should we increase our international business, our risks under these laws may increase. Although we currently only maintain operations in the United States, as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities; and we cannot assure that all of our employees and agents will comply with applicable anti-corruption and anti-bribery laws and internal policies.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, results of operations, financial condition, and growth prospects could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

The increasing focus on environmental sustainability and social matters could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media, policymakers, nongovernmental organizations, and other stakeholders on companies' management of a variety of environmental, social and other sustainability matters, including climate change and human capital. We engage in various initiatives, including disclosures, to improve our ESG profile and respond to stakeholder expectation; however, such initiatives can be costly and may not have the desired effect. For example, many ESG initiatives leverage methodologies, standards and data that are complex, subject to competing interpretations, and continue to evolve. We cannot guarantee that our approach will align with the expectations or preferences of any particular stakeholder. Moreover, various stakeholders have different, and at times, conflicting, expectations. Proponents and opponents of such matters are increasingly resorting to activism, including litigation, to advance their perspectives. There is also increasing regulatory scrutiny, including the adoption of certain reporting requirements, on such matters; however, such regulations are not uniform, and other policymakers have sought to constrain companies' consideration of environmental, social, or other sustainability matters in certain instances. Addressing stakeholder expectations or requirements entails costs and any failure to successfully navigate such expectations, as well as evolving interpretations of any existing governmental laws or requirements, may result in reputational harm, loss of customers or employees, regulatory or investor engagement, or other adverse impacts to our business. Additionally, certain of our customers, suppliers, and other stakeholders are subject to similar expectations, which may result in additional or increased risks.

Tax Related Risks

Our ability to use our net operating losses, or NOLs, to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, our federal and state NOL carryforwards were $303.0 million and $342.0 million, respectively. The federal NOLs include approximately $41.9 million that may be used to offset up to 100% of future taxable income. Generally, Federal and State NOLs generated in 2017 and prior are subject to expiration if not previously utilized before their 20-year life. Our NOLs started to expire in 2020 but we also have been able to utilize them in recent years. The NOL carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities.

Under the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income in such years. There is variation in how states have responded and may continue to respond to the Tax Act and CARES Act.

Separately, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. In addition to limitations based on ownership changes, certain state legislatures have proposed suspensions or other limitations on the use of NOLs in order to address immediate revenue shortfalls. For these reasons, our ability to utilize our NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited, which would have a material adverse effect on our cash flows and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offerings and adversely affect our operating results.

The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States where we have a nexus may require us to calculate, collect, and remit taxes on sales in their jurisdiction. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al ("Wayfair") that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We may be obligated to collect and remit sales and use tax in states in which we have not historically collected and remitted sales and use tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a perceived competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business and operating results.

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;

- changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business; and

- the outcome of current and future tax audits, examinations, or administrative appeals, including limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Risks Related to Ownership of Our Common Stock

You may be diluted by the future issuance of common stock, preferred stock or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

We have 204,441,251 shares of common stock outstanding as of February 24, 2025, and our restated certificate of incorporation authorizes us to issue 1.6 billion shares of common stock and 50 million shares of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders.

In the future, we may obtain additional financing or further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, or debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

As of February 24, 2025, we have reserved 34,170,612 shares of common stock for issuance under the Company's 2021 Long-Term Incentive Plan (the "2021 Plan"), which amount is increased by shares subject to outstanding awards under our previous equity incentive plans that expire, are forfeited, or otherwise terminate, are settled in cash or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. The number of shares of common stock that will be reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year by the lesser of (i) 5% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year or (ii) 18,023,020 shares. Any common stock that we issue, including under our current equity incentive plans or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the owners of our common stock.

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the market price of our common stock at the time you bought it and may lose all or part of your investment.

The market price of our common stock has fluctuated and declined significantly and may continue to do so in response to numerous factors, many of which are beyond our control, including:

- variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

- any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

- additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales;

- hedging activities by market participants;

- announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- changes in operating performance and stock market valuations of companies in our industry, including our competitors;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- lawsuits threatened or filed against us;

- developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

- general economic conditions including inflation, fears of a possible recession, and increased volatility in the banking sector within the United States;

- geopolitical tensions including those resulting from the conflicts in Ukraine and the Middle East and the related responses, including sanctions or other restrictive actions, by the United States and/or other countries; and

- other events or factors, including those resulting from domestic political conditions, election cycles, war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology and finance services companies' stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to a company's operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

Although our common stock is listed on the Nasdaq Global Select Market, we cannot assure you of the likelihood that an active trading market for our common stock will be maintained, the liquidity of any trading market, or your ability to sell your shares of our common stock when desired or at the prices that you may obtain for your shares.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they might occur, could cause the price of our common stock to decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders. We had a total of 204,441,251 shares of our common stock outstanding as of February 24, 2025.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur could cause the market price of our common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, or the perception that our shares may be available for sale, will have on the prevailing market price of our common stock.

Certain of our stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares and/or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

In addition, we have filed registration statements to register shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options or settlement of outstanding restricted stock units ("RSUs") will be available for immediate resale in the United States in the open market.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations up until mid-2024 primarily through equity financings, secured debt, sales of our products and services, and transaction fees. We cannot be certain if we will be able to continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. Additionally, we expect to continue to invest heavily in our business and expend substantial financial and other resources on:

- our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

- product development including investments in our product team and the development of new products and new functionality;

- acquisitions or strategic investments;

- sales, marketing and customer success, including an expansion of our sales organization; and

- general administration, including increased legal, compliance, risk management and accounting expenses.

These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, or if we encounter difficulties in managing a growing volume of payments, we may be required to engage in equity or debt financings to secure additional capital, which may be dilutive to our current stockholders. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. Because our decision to issue securities in the future will depend on numerous considerations, including certain factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our current stock and diluting their interests.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to

cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. In addition, our 2024 Amended and Restated Credit Agreement contains restrictions on our ability to pay cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Delaware law, our status as a licensed money transmitter and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. For example, these provisions:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;

- permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

- provide that directors may only be removed for cause;

- require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- prohibit stockholders from calling special meetings of stockholders;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

- restrict the forum for certain litigation against us to Delaware and enable the Company to initiate an action against a stockholder to enforce this exclusive forum requirements should the stockholder sue, or threaten to sue, in another jurisdiction;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

- require the stockholder proposing business or nominating directors to provide additional information about the stockholder's ownership of securities in the Company (including ownership of derivative securities) and about any material litigation, relationships and interests in material agreements with or involving the Company;

- require the stockholder to provide additional information regarding any candidate the stockholder proposes to nominate for election as a director, including all information with respect to such nominee that would be required to be set forth in a stockholder's notice if such nominee were a stockholder delivering such notice and a description of any direct or indirect material interest in any material contract or agreement between or among the nominating stockholder and each nominee or his or her respective associates; and

- require the stockholder, proposing business, to provide additional information regarding the proposed business and any related agreements between the stockholder and any other beneficial holder and to provide a representation that such stockholder intends, or is part of a group which intends, to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to carry the proposal (or otherwise solicit proxies from stockholders in support of such proposal).

In addition, as a licensed money transmitter, we are subject to a complex regulatory framework, at both the state and federal level. Most, if not all, states require that the state regulator be notified of a change in control of the licensed entity, and many states require prior notice and approval of a change in control. While the definition of control varies by state, some states consider the acquisition of 10% of a licensed entity's outstanding securities by an investor (or group of affiliated investors) to constitute a change in control.

Any notice or consent requirements imposed by individual state or federal regulatory agencies or provisions of our restated certificate of incorporation or amended and restated bylaws or Delaware law that have the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or our amended and restated bylaws(including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees or stockholders that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Our restated certificate of incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

We must develop and maintain effective internal control over financial reporting, and if we fail to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are required to comply with the SEC's rules including implementing effective processes and internal control over financial reporting to comply with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time consuming, or costly, and increases demand on our systems and resources, particularly as we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Compliance with these requirements may require significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating

results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

We are also required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent material misstatements due to fraud or error. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected or unremediated material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. We are required to disclose material changes made in our internal control over financial reporting on a quarterly basis. We may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

We identified certain control deficiencies in our internal control over financial reporting that constituted material weaknesses in previous periods. From 2018 and throughout 2021, we identified a material weakness in our internal control over financial reporting relating to our reconciliation of funds held for customers. We remediated this material weakness in 2021. Starting in 2020, we identified a material weakness in our internal control over financial reporting relating to an insufficient complement of personnel with an appropriate level of accounting knowledge, training, and experience, including tenured experience at the Company, to appropriately analyze, record and disclose accounting matters timely and accurately. As of March 31, 2024, we concluded that this material weakness, related to an insufficient complement of personnel, had also been remediated.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control, including as a result of the material weakness described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq exchange.

ITEM 1B. Unresolved Staff Comments.
None.

ITEM 1C. Cybersecurity.
We maintain a risk-based cybersecurity program, including various protections designed to safeguard against cyber attacks and manage material information and cybersecurity risks to address the confidentiality, integrity, and availability of our critical systems and information. This program includes:

- the implementation of access controls, firewalls and virus detection software;

- the establishment (and periodic testing) of our disaster recovery plan, including protecting against business interruption by backing up our major systems;

- periodic scans of our environment for vulnerabilities and engagement of third parties to perform penetration testing and assess effectiveness of our information security practices; and

- the maintenance of insurance that currently includes cybersecurity coverage.

In the normal course of business, we also collect and store certain sensitive Company information, including proprietary and confidential business information, trade secrets, intellectual property, customer information including bank account information and invoice and payment information, sensitive third-party information and employee information, and certain personal information. To protect this information and our systems, our existing cybersecurity protections include monitoring and detection programs and technical security measures. Additionally, we have processes in place that are designed to assess and manage cybersecurity risks associated with our use of higher-risk third-party service providers.

Governance—Board Oversight and Management's Role in Assessing and Managing Cybersecurity Risks
Our board of directors and Chief Executive Officer have ultimate accountability for risk. This includes oversight of our risk management program, which includes risks from cybersecurity threats. Our board of directors and Chief Executive Officer,

including through the risk management committee of our board of directors, provide oversight to ensure the appropriate measures are in place so that management can identify, assess, prioritize, and respond to risk, including cybersecurity risks. We believe our board of directors, the risk management committee of our board of directors, and our Chief Executive Officer collectively have the requisite experience, knowledge, inquisitiveness, and visibility into the design and operation of our information security practices to fulfill this responsibility effectively.

Processes for Assessing, Identifying, and Managing Cybersecurity Risks
At an operating level, our cybersecurity program is led by our Chief Information Officer ("CIO") and our Chief Information Security Officer ("CISO"). Our CIO has over 20 years of information technology experience that spans architecture and design, governance, disaster recovery, department development, and risk identification and remediation. In addition, our CISO has over 25 years of cybersecurity experience with a skill set that includes incident and remediation management, company-wide training, and the creation and implementation of cybersecurity compliance programs that address administrative, physical, and technical safeguards.

Our cybersecurity program incorporates industry-standard frameworks, policies and practices designed to protect the privacy and security of our sensitive information. Our cybersecurity leadership regularly reports to the board of directors and its risk management committees on information security and cybersecurity matters, including risk assessments, incident responses, and strategic initiatives aimed at mitigating potential threats. For example, the risk management committee in conjunction with management and our enterprise risk management team reviews and discusses cybersecurity metrics on a regular basis that include phishing incidents and training, vulnerability management, and security incident trends.

We have implemented policies, standards, and technical controls based on the National Institute of Standards and Technology ("NIST") framework with the aim of protecting our networks and applications, to safeguard the confidentiality of sensitive information entrusted to us. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Material Impacts from Cybersecurity Threats and Incidents
Despite the implementation of our cybersecurity program, our security measures cannot guarantee that a significant cyber-attack will not occur. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors" for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

In early April 2023, we detected a cybersecurity incident as part of our routine security monitoring protocols. In response to the incident, we undertook an investigation with the support of leading cybersecurity experts, reached out to law enforcement, accelerated planned security enhancements, and have taken and will continue to take actions to implement additional safeguards.

The investigation determined that the incident primarily affected systems that were used for back-office activities. Data was exfiltrated from these systems and posted on the dark web. The data consisted of confidential information from our files, including personally identifiable information, primarily information of our employees, former employees, and their dependents, and the bank account information of some customers and other sensitive Company information. We cooperated with inquiries about the incident from three state consumer and financial service regulators, provided notices to impacted customers and individuals, and complied with regulatory requirements of various states that address notice and credit monitoring. We delivered all required notices during the fourth quarter of 2023 and consider our investigation to be complete.

During the fiscal year ended December 31, 2024, we incurred $302 in response costs related to the incident, including professional services and legal fees, before insurance recoveries. We do not expect to experience material expenses and costs associated with our response to this cybersecurity incident during 2025. No liability for losses has been recorded related to the incident as of December 31, 2024.

We maintain cyber insurance coverage and have tendered claims for certain expenses incurred in connection with this event. During the year ended December 31, 2024, we recovered $2.1 million from our insurer. Insurance recoveries are recorded as a reduction of general and administrative expense. Refer to Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information concerning the incident.

ITEM 2. Properties.

We lease our approximately 201,000 square foot built to suit corporate headquarters in Charlotte, North Carolina pursuant to a lease with an initial term that expires in 2032. In 2021, we purchased approximately 60,000 square feet of office space that we use as flex space to support our operations and additional real estate parcels that are adjacent to our corporate headquarters. We own approximately 17.1 acres of land adjacent to our current headquarters for future expansion.

In the fourth quarter of 2024, we undertook an effort to reduce our office footprint outside of our headquarters and we abandoned our leased offices in Framingham, Massachusetts, Sandy, Utah, Houston, Texas, and Birmingham, Alabama. We continue to maintain and support our employee-teammate concentrations in these areas.

ITEM 3. Legal Proceedings.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including commercial, intellectual property, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that we believe to be material to our business or financial condition. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. Mine Safety Disclosures.

None.

PART II.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "AVDX" since October 13, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 24, 2025, we had 170 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, as the number of record holders does not account for the number of stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not declared any cash dividends since becoming a public company and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by the 2024 Amended and Restated Credit Agreement, as discussed in Item 1A "Risk Factors," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 10 "Long-term Debt" of our Notes to Consolidated Financial Statements contained within this Annual Report. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our future financial condition, results of operations and capital requirements, general business conditions, restrictions in our 2024 Amended and Restated Credit Agreement and other relevant factors as determined by our board of directors.

Recent Sales of Unregistered Securities; Use of Proceeds

Recent Sales of Unregistered Securities
The following sets forth information regarding all unregistered equity securities sold in the three months ended December 31, 2024:

- On November 11, 2024, we transferred the fourth installment of 165,729 shares of common stock to a philanthropic partner, Foundation for the Carolinas and its affiliate Community Investments Foundation, as a charitable contribution in connection with an agreement between the parties dated October 1, 2021. Pursuant to this agreement we intend to provide annual ongoing grants of 10% of the pledged shares for a period of ten years, subject in each case to the approval of our board of directors.

The foregoing transactions did not involve any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the transfer of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) as transactions by an issuer not involving any public offering. The recipients of the securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued. All recipients had adequate access, through their relationships with us, to information about us. The transfer of these securities was made without any general solicitation or advertising.

Use of Proceeds
On October 12, 2021, our Registration Statement on Form S-1, as amended (Reg. No. 333-259632), was declared effective in connection with the IPO of our common stock, pursuant to which we issued and sold 26,400,000 shares of common stock, par value $0.001 per share. The price per share to the public was $25.00. Gross proceeds from the IPO were $660.0 million and net proceeds, after deducting (i) underwriters' discounts and commissions and (ii) offering expenses of $11.8 million, were approximately $608.6 million. Following the sale of these shares, the offering terminated. Shares of our common stock began trading on the Nasdaq Global Select Market on October 13, 2021.

On October 15, 2021, we used $169.0 million of the net proceeds to redeem the shares of redeemable preferred stock issuable upon conversion of our senior preferred stock.

On November 15, 2021, the underwriters notified us of the partial exercise of the overallotment option. Upon closing on November 18, 2021, we issued 544,928 shares of common stock at the offering price of $25.00 per share and received net proceeds of $12.8 million after deducting underwriters' discounts and commissions.

There have been no material changes in the planned use of proceeds from the IPO from those described in our Final Prospectus.

Purchases of Equity Securities by the Company

In August 2024, our board of directors approved a share repurchase program with authorization to purchase up to $100 million of our outstanding shares of common stock (the "Share Repurchase Program"). Repurchases under the program may be made in

the open market, in privately negotiated transactions or otherwise, including pursuant to a Rule 10b5-1 plan. The timing, price, and volume of the repurchases will be executed based on various market and legal factors, and subject to a $50 million cap in any fiscal year pursuant to the terms of the 2024 Amended and Restated Credit Agreement. The Share Repurchase Program will terminate upon the earlier of December 31, 2025 or the date on which the maximum dollar amount has been expended, but is subject to suspension, modification, or termination at any time at the Company's discretion.

The following table provides share repurchase activity during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plan
October 1, 2024 - October 31, 2024	-	$ -	-	$ 75,000,006
November 1, 2024 - November 30, 2024	1,621,349	$ 10.96	1,621,349	$ 57,230,912
December 1, 2024 - December 31, 2024	631,727	$ 11.45	631,727	$ 50,000,276
Total	2,253,076		2,253,076	$ 50,000,276

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the Russell Mid Cap Index, S&P 400 Information Technology Index, Russell 2000 Index, and Russell 3000 Index. The chart assumes $100 was invested at the close of market on October 13, 2021, in the common stock of AvidXchange Holdings, Inc., Russell Mid Cap Index, S&P 400 Information Technology Index, Russell 2000 Index, and Russell 3000 Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Company / Index	Base Period 10/13/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024
AvidXchange Holdings, Inc.	$ 100.00	$ 60.38	$ 39.86	$ 49.68	$ 41.46
Russell Mid Cap Index	$ 100.00	$ 103.68	$ 84.34	$ 97.18	$ 110.34
S&P 400 Information Technology Index	$ 100.00	$ 105.39	$ 83.38	$ 106.89	$ 132.59
Russell 2000 Index	$ 100.00	$ 100.15	$ 78.56	$ 90.41	$ 99.47
Russell 3000 Index	$ 100.00	$ 107.29	$ 85.32	$ 105.76	$ 129.18

ITEM 6. (Reserved)

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" included in Item 1A of Part I of this Annual Report on Form 10-K, and the risks discussed below and in our other SEC filings.

The following discussion and analysis of our financial condition and results of operations generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. A discussion of 2022 items and year-to-year comparisons between 2023 and 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023.

Overview

AvidXchange was founded in 2000 to serve the AP automation needs of the middle market. In 2012, in response to customer demand for more efficient payment methods, we launched the AvidPay Network. We are now a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. Our SaaS-based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 8,500 businesses[1] (our buyers) and we have made payments to more than 1,350,000 supplier customers of our buyers (suppliers) over the past five years. While acquiring new and retaining existing relationships with buyers and suppliers are important to our business, the growth of our business is ultimately dependent upon the number of transactions we process, as well as our total payment volume. We developed our technology platform through years of working to solve our buyers' unique middle market workflow challenges. Leveraging our domain expertise, we purpose-built a two-sided network that connects buyers and suppliers, drives digital transformation, increases efficiency and accuracy in AP workflows, accelerates payments, enables insight into critical analytics, and lowers operating costs for our buyers.

Our platform was purpose-built for the middle market based on our desire to deal with the business process complexities of our initial customers. We believe we have become a strategic platform for our customers' CFOs, treasurers and finance teams by digitally transforming how they receive, manage and pay their bills. Supported by integrations to our customers' middle market-oriented accounting and information systems, our platform automates the end-to-end AP workflows for our buyers and enhances the payment experience for our suppliers. We provide a SaaS-based solution automating and digitizing the capture, review, approval and payment of invoices for our buyers. Our two-sided payments network then connects our buyers with their suppliers, enabling invoice payments on behalf of a buyer and according to the supplier's business rules, payment preferences and remittance data. We support a variety of payment methods depending on the supplier's preference, including primarily VCC, enhanced ACH (our AvidPay Direct) and physical check, while delivering enhanced remittance data to streamline the reconciliation process. Finally, we provide cash management solutions to our supplier network that include tools that provide custom views of invoices and an accelerator feature (Payment Accelerator). These additional features, and others in our product pipeline, allow us to both monetize and increase engagement on our two-sided payments network.

Our customers operate across a variety of verticals in which we have domain expertise, including real estate, community association management, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, hospitality, and media. Certain segments of our customers, particularly the customers we acquired through the FastPay acquisition that focus on political advertising within our media vertical, are subject to seasonal and cyclical trends. In 2024, we processed approximately 79 million transactions representing over $242 billion in spend under management across our platform and, of that, moved $84 billion in total payment volume from our buyers to their suppliers. Spend under management represents the sum of (i) the aggregate dollar amount of payments processed by us, plus (ii) the aggregate dollar amount represented by the total number of invoices processed by us, in each case, during the specified period. As described in more detail below, we generate revenue from each transaction processed on a per transaction basis and earn interchange revenue from a portion of the total payment volume.

[1] Buyer customer number reflects the de-commissioning and exit of our legacy Create-a-Check (CAC) on-premise check printing software product as of the end of 2023. The associated base of CAC customers was approximately 1,400.

Our Business and Revenue Model

We sell our solutions through a hybrid go-to-market strategy that includes direct and indirect channels. Our direct sales force leverages their domain expertise in select verticals and over 290 referral relationships with integrated software providers, financial institutions and other partners to identify and attract buyers that would benefit from our AP software solutions and the AvidPay Network. Our indirect channel includes reseller partners and other strategic partnerships such as Mastercard, through

MasterCard's B2B Hub, which includes Fifth Third Bank and Bank of America, and other financial institutions, such as KeyBank, and third-party software providers such as AppFolio, MRI Software, RealPage and Sage Software. Our referral and indirect channel partnerships provide us greater reach across the market to access a variety of buyers.

One of the ways that we evaluate our revenue model is by looking at our net transactions processed retention rate. We calculate the net transactions processed retention rate for a current period by dividing the (i) number of total transactions processed for customers in the comparable prior period into (ii) the number of total transactions processed for the same customers in the current period. Accordingly, the net transactions processed retention rate is calculated solely based on transactions of prior period customers in the current period, regardless of whether or not the prior period customer remains a customer in the current period. Correspondingly, customers in the current period that were not customers in the prior period are excluded from the current period calculation of the net transactions processed retention rate. Net transactions processed retention rate, together with our key metric Transactions Processed (as described below in the section titled "Key Financial and Business Metrics"), enables us to both assess transaction volume attributable to retained customers in a period as well as determine transaction volume attributable to new customers during the same period. This annual metric allows us to quantify the activity of retained customers over time and illustrates both retention and expansion of the volume of total transactions processed for such customers. Our net transactions processed retention rate from 2021 to 2022 was 103.5%, from 2022 to 2023 was 100.9%, and from 2023 to 2024 was 98.6%. We attribute the decline in transaction retention rate that we experienced from 2022 to 2023 and from 2023 to 2024 primarily to macroeconomic factors, such as supply chain issues, price fluctuations and inflation that were impacting our customers. We generally expect retention rates to increase when macroeconomic factors improve. See our discussion of macroeconomic environment impacts below under Macroeconomic Environment's Impact of Revenue.

Our revenues are recurring in nature and are derived from multiple sources, predominantly through software revenue from our buyers and revenue from payments made to their suppliers. The table below represents our revenues disaggregated by type of service performed (in thousands):

Disaggregation of Revenue:	Year Ended December 31,		
	2024	2023	2022
Software revenue	$ 121,181	$ 112,184	$ 99,541
Payment revenue	313,456	265,112	213,842
Services revenue	4,303	3,424	2,967
Total revenues	$ 438,940	$ 380,720	$ 316,350

Software revenue, payment revenue and services revenue are described below in the section titled "Components of Results of Operations."

Macroeconomic Environment's Impact of Revenue

Despite the resiliency exhibited by aspects of the United States economy during 2024, we believe that certain of our customers continued to exhibit caution in their purchasing decisions. More broadly, we believe that certain of the verticals or sub-components of those verticals in which we operate have been and continue to be more adversely impacted by the macroeconomic environment, which contrasts with the broader but measured improvement in overall economic sentiment. Tempered spending by existing customers and prospects impacts us two ways. First, tempered spending and a focus on costs can impact payment volumes, payment amounts, and payment type mix, particularly with respect to the acceptance rate of electronic forms of payment on our network that result in interchange revenue. The business metrics that best reflect these impacts include transaction yield and total payment volume. Second, cautious spending impacts sales and is reflected, in part, in our software revenue as well as the number of invoices and payments that we process. The business metrics that best reflect these impacts can be found in transactions processed as well as the number of buyers that we serve.

Looking forward, we expect the macroeconomic environment in 2025 will be affected by interest rates, inflation, and new federal policies on tariffs, immigration, taxes, deregulation, and fiscal sustainability. With respect to interest rates, when rates are lowered, interest income, which is a component of our payment revenue, is negatively impacted. Should the Federal Reserve cut interest rates in 2025, we would expect to experience negative impacts on our payment revenue and interest income. However, a lower interest rate environment could benefit certain segments of our buyer customers, such as those in certain segments of our real estate vertical, which could lead to increases in discretionary spending and transaction volume on our network.

With respect to inflation, the value of our customers' payments can increase in an inflationary environment, positively impacting our total payment volume and the base on which we earn interchange revenue. On the other hand, inflation can cause certain of our customers to moderate their expenditures and purchasing decisions, particularly discretionary spending, impacting the number of transactions processed across our network. Inflationary pressure can also negatively impact our operating costs by increasing costs incurred by us to operate our business, some of which we may not be able to recoup from our customers.

The impact of these macroeconomic conditions on payment volumes, payment amounts, and payment type mix, including the acceptance rate of electronic forms of payment on our network that result in interchange revenue, remains highly uncertain. A changing macroeconomic environment could also lead to difficulty in comparing our current consolidated financial results to our results in future reporting periods.

Key Factors Affecting Our Performance

Acquiring new buyers and suppliers

To sustain our growth, we need to continue to sell our AP software and payment solutions to new buyers. New buyers add software revenue and new buyers that use our payment solutions will allow us to continue adding new suppliers to our network, increasing payment volume across our platform and providing us with the opportunity to generate additional revenue from the payments our buyers make to their suppliers. Our financial performance will depend in large part on the overall demand for our platform particularly from middle market buyers and their suppliers.

Expanding our relationships with existing buyers and suppliers

The growth of our software revenue is dependent upon the number of invoice and payment transactions processed across our platform. The number of transactions that our buyers submit through our platform is often based on their experience implementing and using our products and services, realized or perceived value, and confidence in the accuracy and timeliness of our services. Although we often include minimum transaction commitments in our buyer agreements, our growth is dependent on our buyers using our platform to process their invoice and payment transactions and otherwise serve their AP needs.

Payment revenue is a significant component of our overall revenue and is dependent upon the payment spend volume submitted by our buyers and processed through our AvidPay Network. Payment revenue is also dependent upon the continued acceptance by suppliers in our network of electronic payment types that result in interchange revenue and net interchange rates. Our growth will depend on our continued ability to deliver electronic payments to existing suppliers in a manner that is consistent with their internal business rules, payment preferences, and perceived value.

We also experience growth from buyers when we cross sell existing products and services or introduce new products and services.

Investing in sales and marketing

We continue to invest in our sales and marketing efforts to drive awareness and generate demand to acquire new buyers and to grow our supplier network. We also invest in new relationships with accounting software providers and other strategic partners. Our investments in supporting these relationships have been significant and will continue, and we expect such investments to include education and training initiatives such as webinars, industry trade show presentations, and developing sell-sheet case studies. We generally expect our sales and marketing expenses to increase in absolute dollars while remaining fairly consistent as a percentage of revenue as we continue to expand our market presence, grow our customer base, and continue to develop new offerings to sell to our buyers and suppliers. We are focused on the efficient deployment of marketing resources to drive our sales efforts and expect to continue to increase marketing activities over the coming periods.

Growing our network

We will continue to add buyers and suppliers to our proprietary AvidPay Network and to invest in features and functionality to drive value across our network. We expect to expand payment methods on our platform over time.

Investing in our platform and products

We are making investments in our technology to maintain and enhance our position as a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. To drive adoption and increase penetration within our base, we have and will continue to introduce new products and features. We believe that investment in research and development contributes to our long-term growth but may also negatively impact our short-term profitability. We continue to leverage emerging technologies and invest in the development of more features that meet and anticipate the needs of both buyers and suppliers. As a result, we generally expect our expenses related to research and development to increase in absolute dollars but to decrease as a percentage of revenue over the longer term as we are able to efficiently deploy our development resources against a larger revenue base. These efforts will require us to invest significant financial and other resources.

Pursue strategic mergers and acquisitions

Notwithstanding challenging market conditions that persisted throughout 2023 and 2024, which impacted the pool of potential opportunities, we will continue to seek to supplement our organic growth by pursuing strategic mergers and acquisitions to expand into new verticals and horizontal capabilities, capture unmonetized or under-monetized spend, and enhance and expand products and capabilities.

Key Financial and Business Metrics

We regularly review several financial and business metrics to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful

supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies, securities analysts or investors.

	Year Ended December 31,			Period-to-Period Change as Percentage	
	2024	2023	2022	2024 to 2023	2023 to 2022
Transactions processed	79,123,540	75,330,634	70,168,806	5.0%	7.4%
Transaction yield	$ 5.55	$ 5.05	$ 4.51	9.9%	12.0%
Total payment volume (in millions)	$ 83,842	$ 75,922	$ 68,202	10.4%	11.3%

Transactions processed

We believe that transactions processed is an important measure of our business because it is a key indicator of the use by both buyers and suppliers of our solutions and our ability to generate revenue, since a majority of our revenue is generated based on transactions processed. We define transactions processed as the number of invoice transactions and payment transactions, such as invoices, purchase orders, checks, ACH payments and VCCs, processed through our platform during a particular period.

Transaction yield

We believe that transaction yield is an important measure of the value of our solutions to buyers and suppliers as we scale. We define transaction yield as the total revenue during a particular period divided by the total transactions processed during such period.

Total payment volume

We believe total payment volume is an important measure of our AvidPay Network business as it quantifies the demand for our payment services. We define total payment volume as the dollar sum of buyers' AP payments paid to their suppliers through the AvidPay Network during a particular period.

Components of Results of Operations

Revenue

We generate revenue from the following sources: (i) software, (ii) payments, and (iii) services.

Software Revenue

We generate software revenue from our buyers primarily through (i) fees calculated based on the number of invoices and payment transactions processed and (ii) recurring maintenance and SaaS fees. Software revenue is typically billed to and paid by our buyers on a monthly basis. Our software offerings, many of which are built for specific verticals, address the needs of buyers and together they comprise our suite of predominately cloud-based solutions designed to manage invoices and automate the AP function. We generally sign multi-year contracts with buyers and revenue is recognized over the term of the contract. We also generally receive initial upfront implementation fees and software maintenance fees for ongoing support, which are recognized ratably over the term of the applicable support period.

Payment Revenue

We generate revenue from the payments our buyers make to their suppliers through (i) offering electronic payment solutions to suppliers, (ii) fees charged to suppliers from our invoice Payment Accelerator product, and (iii) interest on funds held for buyers pending disbursement.

Our electronic payment solutions currently include primarily VCC and an enhanced ACH payment product, or AvidPay Direct, which eliminate paper checks and increase the speed of payment to the supplier. AvidPay Direct also provides suppliers with enhanced remittance data allowing the supplier to reconcile the payment and the underlying invoice. VCC revenues result from interchange fees applied to the spend processed and are recorded net of fees and incentives. AvidPay Direct revenue is based on a per transaction fee that we charge to suppliers that generally includes a cap and is based on the spend per payment and is recorded net of incentives.

Our invoice payment accelerator product, Payment Accelerator, offers qualifying suppliers the opportunity to better manage cash flows and receive payments even faster by enabling these suppliers to receive advance payment on eligible invoices. Revenues are generated on a per transaction basis for each payment that is advanced. We currently fund the accelerated payment of invoices from our balance sheet.

Interest income represents interest received from buyer deposits held during the payment clearing process. We receive interest on funds held through our contractual relationship with our buyers, which we recognize as payment revenue. With respect to movements in interest rates, when rates are lowered, our payment revenue and interest income, resulting from the funds we hold

for buyers, are negatively impacted. Should the Federal Reserve cut interest rates in 2025, we would expect to experience negative impacts on our payment revenue and interest income. The rate we earn on buyer funds is difficult to predict in the short and long term and will continue to be impacted by the Federal Reserve's monetary policy and any adjustments that are made in response to inflation.

Our media payments business includes customers that are involved in political advertising in the United States. Revenue from these customers is cyclical as it is connected to election advertising spend within the United States which tends to increase during significant election years, such as mid-term and presidential elections. We experienced growth in our media payments business in 2022 due to spending associated with the 2022 mid-term elections that did not reoccur in 2023. While we experienced growth in our media payments business in connection with the United States' 2024 presidential election, such growth was difficult to forecast and did not meet the expectations that we set at the beginning of 2024.

We utilize service providers to process a substantial portion of our payment revenue that is derived from interchange fees earned on payment transactions processed as VCCs. A large percentage of our revenue is processed by a small number of providers and our revenue is also dependent on the rates we are able to negotiate with these providers. See Note 2 "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for disclosures regarding this concentration.

Services Revenue
Services revenue includes fees charged to process buyer change in service requests.

Total Revenue
We expect our total revenue to increase year over year due to an increase in the number of transactions processed, and the number of buyers and suppliers using the AvidPay Network, and that payment revenue should comprise a greater proportion of total revenue as the volume of transactions on the AvidPay Network continue to increase.

Cost of Revenues and Operating Expenses

Cost of Revenues
Cost of revenues includes personnel related costs, which include direct compensation, fringe benefits, short- and long-term incentive plans and stock-based compensation expense. Cost of revenues includes teams responsible for buyer and supplier onboarding and setup, invoice processing, payment operations, money movement execution, and customer service. Personnel costs also include internal labor associated with the employees who monitor the performance and reliability of our buyer and supplier solutions and the underlying delivery infrastructure (i.e., application and data hosting administration, product support and escalations, payment monitoring and settlement functions).

Cost of revenues also includes external expenses that are directly attributed to the processing of invoice and payment transactions. These expenses include the cost of scanning and indexing invoices, printing checks, postage for mailing checks, expenses for processing payments (ACH, check, and wires), bank fees associated with buyer deposits held during the payment clearing process, and other transaction execution costs. Additionally, cost of revenues includes fees paid to third parties for the use of their technology, data hosting services, customer relationship management tools used in the delivery of our services or in support of the delivery infrastructure, and adjustments to the allowance for uncollectible advancements processed through Payment Accelerator. Lastly, cost of revenues includes estimates for treasury losses that occur in treasury operations. Treasury losses include various unrecoverable internal payment processing errors that occur in the ordinary course of business, such as duplicate payments, overpayments, payments to the wrong party and reconciliation errors.

We have elected to exclude amortization expense of capitalized developed software and acquired technology, as well as allocations of fixed asset depreciation expense and facility expenses from cost of revenues.

Our long-term strategy to transition to public cloud services and decommission on-premise infrastructure hosted in co-located data centers was substantially completed in the second quarter of 2022.

We expect our cost of revenues as a percentage of revenue to decrease as we continue to realize operational efficiencies and shift more of our transactions to electronic payments.

Sales and Marketing
Sales and marketing consist primarily of costs related to our direct sales force and partner channels that are incurred in the process of setting up go-to-market strategies, generating leads, building brand awareness and acquiring new buyers and suppliers, including efforts to convert suppliers from paper check payments to electronic forms of payments and efforts to enroll them into the Payment Accelerator solution.

Personnel costs include salaries, wages, direct and amortized sales commissions, fringe benefits, short- and long-term incentive plans and stock-based compensation expense. Most of the commissions paid to the direct sales force are incremental based upon

invoice and payment volume from the acquisition of a new buyer and are deferred and amortized ratably over an estimated benefit period of five years.

The partner ecosystem consists of reseller, referral and accounting system partners. Compensation paid to referral and accounting system partners in exchange for the referral and marketing efforts of the partner is classified as sales and marketing expense.

In addition, we focus on generating awareness of our platform and products through a variety of sponsorships, user conferences, trade shows, and integrated marketing campaigns. Costs associated with these efforts, including travel expenses, external consulting services, and various technology applications are included in sales and marketing as well.

While we are focused on efficient deployment of marketing resources, we expect to continue to increase marketing activities over the coming periods, and as a result, we expect our sales and marketing expenses to experience growth in absolute terms in the near term.

Research and Development
Research and development efforts focus on the development of new products and business intelligence tools or the enhancements of existing products and applications, as well as large scale infrastructure projects that improve the underlying architecture of our technology.

The main contributors of research and development costs are (i) personnel related expenses, including fringe benefits, short- and long-term incentive plans and stock-based compensation expense, and (ii) fees for outsourced professional services. We capitalize certain internal and external development costs that are attributable to new products or new functionality of existing products and amortize such costs to depreciation and amortization on a straight-line basis over an estimated useful life, which is generally three years.

We also incur research and development costs attributable to the use of software tools and technologies required to facilitate our research and development activities. Examples of such costs include fees paid to third parties to host lower technical environments and the associated virtual machine ware fees paid to support agile development efforts, and fees paid for software tools and licenses used in quality control testing and code deployment activities.

We expect our research and development expense to increase in absolute dollars, but to decrease as a percentage of revenue over the longer term as we are able to efficiently deploy our development resources against a larger revenue base.

General and Administrative
General and administrative expenses consist primarily of our finance, human resources, legal and compliance, facilities, information technology, administration, and information security organizations. Significant cost contributors are (i) personnel expenses, including fringe benefits, short- and long-term incentive plans and stock-based compensation expense, and (ii) costs of software applications, including end user computing solutions, and various technology tools utilized by these organizations. Occupancy expenses, which include personnel, rent, maintenance and property tax costs are not allocated to other components of the statements of operations and remain in general and administrative expenses. General and administrative expenses are reduced by incentives we have received from state and local government agencies as part of various local job development investment grants.

General and administrative expenses include costs incurred from time to time related to events and transactions not directly attributable to operations. For example, during 2023 and 2024, general and administrative expenses include costs incurred in connection with a cybersecurity incident that was detected in April 2023 as well as insurance recoveries. Additionally, in both 2023 and 2022, general and administrative expenses also include restructuring costs incurred in connection with planned reductions of our workforce within the United States. Restructuring costs consist of one-time severance charges to be paid to affected employees. The plans were completed within their respective years. Also in 2022, general and administrative expenses included a benefit related to the resolution of a purchase accounting liability from the FastPay acquisition in 2021.

While we expect our general and administrative expenses to decrease as a percentage of revenue over the longer term, we expect our general and administrative expenses to increase in absolute dollars over the shorter term as we continue to build out our infrastructure to support our operations.

Impairment and Write-Off of Intangible Assets
Impairment and write-off of intangible assets is the reduction from carrying value to fair value for assets or asset groups whose carrying value is not recoverable and also includes charges determined based on our estimation of the amount of obsolescence of previously capitalized software development costs.

Depreciation and Amortization

Depreciation and amortization expense includes depreciation of property and equipment over the estimated useful life of the applicable asset, as well as amortization of acquired intangibles (i.e., technology, customer list and tradename) with a useful life between 3 and 15 years, and amortization of capitalized software development costs with an estimated benefit of 3 years.

Other Income (Expense)

Other income (expense) consists primarily of interest expense on our bank borrowings and headquarters finance leases, offset by interest income on non-customer corporate funds.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists of federal and state current and deferred income taxes.

Results of Operations

The following table sets forth our results of operations for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 438,940	$ 380,720	$ 316,350
Cost of revenues (exclusive of depreciation and amortization expense)	121,781	121,307	117,864
Operating expenses			
Sales and marketing	82,529	77,523	77,733
Research and development	101,110	97,555	83,905
General and administrative	99,526	101,924	91,384
Impairment and write-off of intangible assets	286	-	-
Depreciation and amortization	36,284	35,912	32,842
Total operating expenses	319,735	312,914	285,864
Loss from operations	(2,576)	(53,501)	(87,378)
Other income (expense)			
Interest income	22,973	20,890	7,164
Interest expense	(11,331)	(13,519)	(20,749)
Other income (expense)	11,642	7,371	(13,585)
Income (loss) before income taxes	9,066	(46,130)	(100,963)
Income tax expense	921	1,195	321
Net income (loss)	$ 8,145	$ (47,325)	$ (101,284)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.04	$ (0.23)	$ (0.51)
Diluted	$ 0.04	$ (0.23)	$ (0.51)
Weighted average number of common shares used to compute net income (loss) per share attributable to common stockholders:			
Basic	206,096,505	201,887,669	198,045,805
Diluted	209,158,393	201,887,669	198,045,805

Comparison of the Years Ended December 31, 2024 and 2023

Revenues

	Year Ended December 31,		Period-to-Period Change	
(in thousands)	2024	2023	Amount	Percentage
Revenues	$ 438,940	$ 380,720	$ 58,220	15.3%

The increase in revenues was largely comprised of an increase in payment revenue of $48.3 million, or 18.2%. This growth was driven primarily by increased electronic payments on the AvidPay Network due to the addition of new and existing buyer payment transaction volume, an increase in payment yield, that resulted, in part, from increased interest rates over the prior year period, and a $5.3 million increase in the payments associated with political advertising in connection with the presidential election cycle in 2024 compared to 2023, which was not a significant election year. Payment revenue and payment yield were positively impacted by interest on funds held for customers as the rate earned on those funds increased during the period compared to rates earned in the prior year period. Payment revenue from interest increased $9.1 million to $49.7 million for the year ended December 31, 2024 from $40.6 million for the year ended December 31, 2023. Software revenue increased by $9.0 million, or 8.0%, primarily driven by increased invoice and payment transaction volume from new and existing customers as well as increases in certain subscription-based revenue.

Cost of Revenues

	Year Ended December 31,				Period-to-Period Change	
	2024		2023			
(in thousands)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Cost of revenues (exclusive of depreciation and amortization expense)	$ 121,781	27.7%	$ 121,307	31.9%	$ 474	0.4%

The increase in cost of revenues (excluding depreciation and amortization expense) was due primarily to increases in invoice and check processing fees of $2.9 million, increases in IT infrastructure costs of $1.3 million, and an increase in Payments Accelerator reserve of $0.8 million, partially offset by costs savings of $4.6 million in employee costs and consulting and contract labor as a result of realignment in our support function and transitioning to new vendors.

Operating Expenses

	Year Ended December 31,				Period-to-Period Change	
	2024		2023			
(in thousands)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Sales and marketing	$ 82,529	18.8%	$ 77,523	20.4%	$ 5,006	6.5%
Research and development	101,110	23.0%	97,555	25.6%	3,555	3.6%
General and administrative	99,526	22.7%	101,924	26.8%	(2,398)	(2.4)%
Impairment and write-off of intangible assets	286	0.1%	-	0.0%	286	100.0%
Depreciation and amortization	36,284	8.3%	35,912	9.4%	372	1.0%

Sales and Marketing Expenses
The increase in sales and marketing expenses was primarily driven by increases in employee costs of $5.2 million. The primary driver for the increase in employee costs relates to the shift in responsibility of certain teammates to increase utilization and adoption of our software. Additionally, amortization expense of deferred sales commissions increased $0.4 million and partner commissions increased $0.4 million. These increases were partially offset by decreases in consulting costs of $0.8 million as we discontinued services of certain vendors and a decrease in travel expense of $0.2 million.

Research and Development Expenses
The increase in research and development expenses was primarily due to costs associated with engaging consultants and contractors of $3.2 million and increases in employee costs of $1.0 million. Further, we experienced additional increases of $0.9 million in IT infrastructure and other costs. These increases were partially offset by decreases of $1.5 million attributable to an increase in the amount capitalized for software development costs.

General and Administrative Expenses
The decrease in general and administrative expenses is primarily attributable to the cybersecurity incident that was detected in April 2023. During the year ended December 31, 2024, we recorded an additional $0.4 million related to recoveries from cybersecurity insurance than the prior year period and we experienced a decrease in costs related to the cybersecurity incident of $5.1 million as the prior year period incurred a significant amount of expense associated with our initial threat response. Additional decreases included $1.4 million from a prior year period accrual related to a potential commercial dispute as well as a $0.7 million decrease in non-reoccurring restructuring costs during the year ended December 31, 2024. These decreases were partially offset by increases in IT infrastructure costs of $2.5 million and legal and professional fees of $0.4 million. We also incurred $1.1 million of costs from the write-off of debt issuance costs from renegotiating our credit facility and $0.9 million in impairment losses as a result of lease abandonments during the year ended December 31, 2024.

We do not expect additional recoveries or significant costs related to the cybersecurity incident will be incurred in future periods.

Impairment and Write-off of Intangible Assets
The impairment and write-off of intangible assets during the year ended December 31, 2024 relates to internally developed software projects.

Depreciation and Amortization
Depreciation and amortization increased in absolute terms primarily due to the amortization of intangible assets associated with capitalized software development costs.

Other Income (Expense)

| (in thousands) | Year Ended December 31, | | | | Period-to-Period Change | |
| | 2024 | | 2023 | | | |
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Other Income (Expense)	$ 11,642	2.7%	$ 7,371	1.9%	$ 4,271	57.9%

The increase in other income is primarily due to an increase in interest income of $2.1 million and a decrease in interest expense of $2.2 million that resulted from repaying our term loan during 2024.

Income Tax Expense

| (in thousands) | Year Ended December 31, | | | | Period-to-Period Change | |
| | 2024 | | 2023 | | | |
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Income tax expense	$ 921	0.2%	$ 1,195	0.3%	$ (274)	(22.9)%

The provision for income taxes decrease relates primarily to current state income taxes in taxable jurisdictions and changes in the Company's valuation allowances relative to pretax earnings.

Liquidity and Capital Resources

Prior to the second quarter of 2024, we did not generate positive cash flow through our operations and we financed our operations and capital expenditures primarily through sales of common and preferred stock and borrowings under our credit facilities, described below, and through our IPO that was completed in October 2021, which resulted in net proceeds of $621.4 million, including the exercise of the overallotment option and after deducting underwriting discounts and commissions of $40.4 million and offering expenses of approximately $11.8 million. As of December 31, 2024, our principal sources of liquidity are our unrestricted cash and cash equivalents of $355.6 million, marketable securities of $33.7 million, and funds available under our revolving credit facility, which we refer to as the 2024 Amended and Restated Credit Agreement, which we entered into in August 2024 and replaced our former credit facility. As of December 31, 2024, our unused committed capacity under the 2024 Amended and Restated Credit Agreement was $150.0 million comprised of a revolving commitment.

We believe that our unrestricted cash, cash equivalents, marketable securities, and funds available under our 2024 Amended and Restated Credit Agreement will be sufficient to meet our working capital requirements for at least the next twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing under the 2024 Amended and Restated Credit Agreement are insufficient to fund future activities, we may need to raise additional capital. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional capital by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional capital by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Our ability to raise additional debt may be limited by applicable regulatory requirements as a licensed money transmitter that require us to meet certain net worth requirements. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

Below is a summary of our consolidated cash flows:

| Selected Cash Flow Data: (in thousands) | Year Ended December 31, | | |
	2024	2023	2022
Net cash provided by (used in):			
Operating activities	$ 71,934	$ 8,451	$ (28,701)
Investing activities	(11,310)	51,946	(140,348)
Financing activities	(440,271)	290,846	(1,727)
Net (decrease) increase in cash, cash equivalents, and restricted funds held for customers	$ (379,647)	$ 351,243	$ (170,776)

Net Cash Provided by Operating Activities

Our primary source of cash provided by our operating activities is from our software and payment revenue. Our primary uses of cash in our operating activities include payments of employee salaries and related costs, payments to third party service providers to execute our payment transactions, sales and marketing costs, and other general corporate expenditures.

Net cash provided by operating activities improved to $71.9 million during the year ended December 31, 2024 compared to $8.5 million during the year ended December 31, 2023 due primarily to an increase in revenue and an improvement from net loss to net income offset by changes in working capital, largely due to variations in timing of payment of accrued expenses.

Net Cash Used in Investing Activities
Cash flows related to our investing activities consist primarily of the maturity and purchases of marketable securities, purchases of property and equipment, purchases of intangible assets, capitalization of internal-use software, and net supplier advances related to our Payment Accelerator product.

Net cash used in investing activities was $11.3 million during the year ended December 31, 2024 compared to $51.9 million provided by investing activities during the year ended December 31, 2023, primarily driven by differences in the timing of purchases and maturities in our portfolio of held-to-maturity marketable securities.

Net Cash Used in Financing Activities
Cash flows related to our financing activities consist primarily of changes in restricted buyer fund deposits related to buyer payment transactions, exercise of stock options, principal payments on financing leases, borrowings and repayments of long-term debt, and share repurchases.

Net cash used in financing activities was $440.3 million during the year ended December 31, 2024 compared to $290.8 million provided by financing activities during the year ended December 31, 2023, due primarily to variations in the inflows and outflows from payment service obligations of our customers as well as repayment of debt and share repurchases, both occurring in 2024.

Outstanding Debt and Commitments
Below is a summary of our outstanding debt (in thousands):

	As of December 31,	
	2024	2023
Term loan facility	$ -	$ 63,375
Promissory note payable for land acquisitions	9,100	13,900
Total principal due	9,100	77,275
Current portion of term loan and promissory notes	(4,800)	(6,425)
Unamortized portion of debt issuance costs	-	(1,090)
Long-term debt	$ 4,300	$ 69,760

The aggregate future maturities of long-term debt totals $9.1 million and is due to be repaid in various amounts between 2025 and 2026. Refer to Note 10 of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our long-term debt and aggregate future maturities.

Credit Facilities and Financial Debt Covenants
On August 8, 2024, we entered into an agreement to amend and restate our previous credit facility. As a result, we repaid the outstanding amount of the term loan and expanded the borrowing capacity of the revolving line of credit. As of December 31, 2024, the aggregate amount available borrowing capacity under this agreement was $150.0 million, which may be increased, subject to specific conditions, by an additional amount (for all such increases) not to exceed $150.0 million, for a total aggregate amount of $300.0 million.

We were in compliance with our financial covenants as of December 31, 2024. Refer to Note 10 of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our credit facilities.

Land Promissory Notes
We have promissory notes in connection with land and improvements adjacent to our Charlotte, North Carolina headquarters campus. Refer to Note 10 of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for information on our promissory notes.

We are current with all payments under the notes.

Charitable Donation of Common Stock
On June 24, 2021, our board of directors approved the reservation of 1,657,296 shares of our common stock (representing approximately 1% of our issued and outstanding common stock and common stock equivalents as of June 24, 2021) for future issuance to fund our philanthropic endeavors, including possible issuance to a philanthropic partner in connection with the establishment of a donor-advised fund, over a ten-year period. Subject to approval by our board of directors, we make annual donations of 165,729 shares of common stock in connection with the ten-year pledge agreement. Refer to Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our issuances under the pledge agreement.

Share Repurchases

In August 2024, our board of directors authorized the repurchase of up to $100.0 million of our outstanding shares of common stock ("the Share Repurchase Program"), subject to a $50.0 million cap in any fiscal year. During the year ended December 31, 2024, we repurchased and subsequently retired 5,357,388 shares of common stock for $50.1 million, which included $0.1 million of fees. Refer to Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details about our share repurchase program. As of December 31, 2024, $50.0 million remained available for future share repurchases under the Share Repurchase Program.

Payment Obligations

We process payments for our customers. As part of our payment product offering, we have recorded payment service obligations in our Consolidated Balance Sheets of $1,250 million as of December 31, 2024 and an offsetting asset of restricted funds held for customers. This balance is short-term in nature and represents our obligation to pay our customers' suppliers as directed by our customers.

We historically transmitted buyer customer funds using a legacy trust model for processing payments, pursuant to which buyers' funds were held in trust accounts that are maintained and operated by a trustee pending distribution. After buyers' funds are deposited in a trust account, we initiate payment through external payment networks whereby the buyers' funds are distributed from the trust to the appropriate supplier. We are not the trustee or beneficiary of the trusts which hold these buyer deposits, and accordingly, we do not record these assets and offsetting liabilities on our Consolidated Balance Sheets. We have largely transitioned away from the trust model although certain banks that resell our products and services continue to leverage a similar structure. The amount of buyer funds held in all trust-related accounts was $14.6 million and $6.3 million on December 31, 2024 and 2023, respectively.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported revenue generated, and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the Notes to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K, we believe that the following critical accounting policies are the most important to understanding and evaluating our reported financial results.

Capitalization of internal-use software

We have significant expenditures associated with the technological maintenance and improvement of our network and technology offerings. These expenditures include both the cost of internal employees, who spend portions of their time on various technological projects, and the use of external temporary labor and consultants. We are required to assess these expenditures and make a determination as to whether the costs should be expensed as incurred or are subject to capitalization. In making these determinations, we consider the stage of the development project, the probability of successful development and if the development may result in increased features and functionality. In addition, if we determine that a project qualifies for capitalization, the amount of capitalization is subject to various estimates, including the amount of time spent on the development work and the cost per hour of full-time and temporary labor.

Deferred costs

Deferred costs include deferred sales commissions and implementations costs that are incremental costs of obtaining and fulfilling buyer contracts. We amortize these costs ratably over the estimated period of our relationship with new buyers, which is generally five years. Based on historical experience, we determine the average life of our buyer relationship by taking into consideration our buyer contracts and the estimated technological life of our platform and related significant features.

Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and

liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative assessment. If we determine that it is more-likely-than-not that its fair value is less than its carrying amount, then the fair value of the reporting unit is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. As of December 31, 2024, no impairment of goodwill has been identified.

Acquired finite-lived intangible assets are amortized over their estimated useful lives, which is generally 3 to 15 years. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, or ASC 740. Under ASC 740, we recognize deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using the enacted tax rates expected to apply in the years in which we expect the temporary differences to be recovered or settled. We record a valuation allowance to reduce deferred tax assets for the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all available positive and negative evidence regarding the realization of deferred tax assets. ASC 740 provides for four sources of taxable income for realization of deferred tax assets: (i) taxable income in prior carryback years, (ii) reversals of future taxable temporary differences, (iii) tax planning strategies and (iv) projected future taxable income. As of December 31, 2024, we have no taxable income in prior carryback years, limited future reversals of taxable temporary differences and no prudent and feasible tax planning strategies. The recoverability of our deferred tax assets is dependent upon generating future taxable income.

We have maintained a valuation allowance against the deferred tax assets, having determined it was more likely than not that the deferred tax assets would not be realized. The determination of releasing the valuation allowance is made, in part, pursuant to our assessment as to whether it is more likely than not that we will generate sufficient future taxable income to realize the deferred tax assets. Significant judgment is required in making estimates of our ability to generate future taxable income. As of December 31, 2024, our forecasted future taxable income is not sufficient to support the future realization of the deferred tax assets, and our historical operations have produced significant losses.

The application of income tax law is inherently complex. Laws and regulations in this area are often ambiguous. Under ASC 740, the impact of uncertain tax positions taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not to be sustained.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this annual report on Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 31, 2024.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our overall investment portfolio is comprised of (i) our operating cash and (ii) buyer funds. Our operating cash includes cash received from revenues generated, the sale of common and preferred stock and borrowings. Buyer funds are funds that have been collected from buyers, but not yet remitted to the applicable supplier. The funds are held in either Company-owned accounts, which are subject to applicable state money transmitter laws, or in trust accounts. We are entitled to any interest earned on the investment of all buyer funds held in Company-owned accounts.

Our operating cash may be invested in accordance with our cash investment policy. Under that policy, we invest with the objective of preserving capital while optimizing yield. Permissible investments include United States Treasury instruments, United States Government Agency securities, Government-Sponsored Enterprise securities, certificates of deposit, commercial paper, investment grade corporate bonds, and money market funds. As of December 31, 2024, we held marketable securities with an

amortized cost basis of $33.7 million and money market funds with an aggregate value of $72.7 million. The remaining amount operating cash was held in interest-bearing deposit accounts.

Assets consisting of our buyer funds are invested with safety of principal, liquidity, and diversification as the primary objectives. Consistent with those objectives, we also seek to maximize interest income and to minimize the volatility of interest income with emphasis on liquidity. Pursuant to our investment policy and subject to applicable law, buyer funds may be invested in United States Treasury securities, United States Government Agency securities, Government-Sponsored Enterprise securities, or other cash equivalents, including certificates of deposit and time deposits. As of December 31, 2024, all buyer funds, other than those held in trust accounts, have been invested in interest-bearing demand deposit accounts.

We are exposed to interest-rate risk relating to our investment portfolio, which consists principally of interest-bearing demand deposit accounts as well as investments made in accordance with our cash investment policy. We recognize interest earned from buyer funds assets as revenue. We generally do not pay interest to buyers. Factors that influence the rate of interest we earn include the short-term market interest rate environment and the weighting of balances by security type. The annualized interest rate earned on our investment of operating cash and funds held for buyers increased to 4.88% during the fiscal year 2024 from 4.39% during the fiscal year 2023.

Based on current investment practices, an increase in the Federal Funds interest rate of 100 basis points would have changed our interest income during the fiscal year 2024 from our investment of operating cash by approximately $3.5 million and our interest on buyer funds assets by approximately $11.2 million based upon the average balances for the fiscal year 2024 of $438.6 million in operating cash investments and $1,036.1 million in buyer funds investments, respectively. In addition to interest rate risks, we also have exposure to risks associated with changes in laws and regulations that may affect buyer fund balances. For example, a change in regulations that restricts the permissible investment alternatives for buyer funds may reduce our interest earned revenue.

Credit Risk

We may be exposed to credit risk in connection with our investments. Cash deposits may at times exceed Federal Deposit Insurance Company, or FDIC, limits. We limit credit risk by diversifying our portfolio, including a requirement that no more than 5% of invested funds may be held in the issues of a single corporation. Additionally, the minimum credit quality of any investment shall be not less than an '(A-) or (A3)' rating equivalent from any single rating services based on ratings by any of Standard and Poor's Ratings Services, Moody's Investors Service, or Fitch Investor Services. The maximum maturity of any security in the portfolio shall not exceed 36 months. The weighted average maturity of the portfolio shall not exceed 12 months. In addition, maximum maturities of individual securities are further limited by the security type and cash segment of the investment. We are also exposed to credit risk related to the timing of payments made from buyer funds collected. We typically remit buyer funds to our buyers' suppliers in advance of having good or confirmed funds collected from our buyers. Our buyers generally have three days to dispute transactions and if we remit funds in advance of receiving confirmation that no dispute was initiated by our buyer, then we could suffer a credit loss. We mitigate this credit exposure by leveraging our data assets to make credit underwriting decisions about whether to accelerate disbursements, managing exposure limits, and implementing various controls in our operating systems.

We are also exposed to risks associated with our Payment Accelerator product, in which our supplier customers can accelerate the receipt of payment for outstanding invoices before our buyers initiate the transfer of funds. If those invoices are not approved or the buyer does not transfer the requisite funds then we are exposed to the risk of not being able to recoup our advances to the supplier. We mitigate this risk through data analytics to determine which invoices are available for advance payment and by also monitoring the credit quality of buyers and suppliers.

Liquidity Risk

As part of our buyer funds investment strategy, we use the daily collection of funds from our buyers to satisfy other unrelated buyer funds obligations. We minimize the risk of not having funds collected from a buyer available at the time the buyer's obligation becomes due by collecting the buyer's funds prior to payment of the buyer's obligation. As a result of this practice, we have consistently maintained the required level of buyer funds assets to satisfy all of our obligations.

Concentration Risk

A substantial portion of our revenue is derived from interchange fees earned on payment transactions. We utilize service providers to process these transactions. For the year ended December 31, 2024, revenue from two service providers individually represented more than 10% of total revenues. Refer to Note 2 of our Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information regarding this concentration.

Future regulation or changes by the payment networks could have a substantial impact on our revenue from VCC transactions. If interchange rates decline, whether due to actions by the payment networks, merchant/suppliers availing themselves of lower

rates, or future regulation, our total operating revenues, operating results, prospects for future growth and overall business could be materially affected.

We are also exposed to concentration risk associated with buyer funds that we hold in Company-owned accounts, which are subject to applicable state money transmitter laws, and in trust accounts. As of December 31, 2024, all buyer funds, other than those held in trust accounts, have been invested in interest-bearing demand deposit accounts. The majority of these demand accounts are maintained at one institution which is a full-service, FDIC-insured national bank supervised by the Office of the Comptroller of the Currency and is a subsidiary of a bank holding company subject to regulation, supervision, and examination by the Federal Reserve. As indicated above, while we do not currently maintain private insurance to mitigate this risk, we seek to mitigate this risk by monitoring financial institutions that we conduct business with and endeavoring to maintain our cash balances at large well-capitalized financial institutions.

Inflation Risk

Inflationary factors, such as increases in the costs of doing business and the negative effects on the United States economy, may adversely affect our operating results. On the other hand, our revenue may be positively impacted by inflation and the interest we earn on funds held for buyers may increase. While overall inflationary trends were more favorable in 2024 than in 2023, the long-term impact of inflation and a changing interest rate environment on our business and on our buyers and suppliers in future periods remains highly uncertain, as does the Federal Reserve's response to these conditions.

ITEM 8. Financial Statements and Supplementary Data.

The information required by this Item is set forth in the Consolidated Financial Statements and Notes thereto beginning at page F-1 of this Report.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

ITEM 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management, with the participation of our CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria described in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2024 was effective.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report set forth in the F pages after Item 16 and the signatures of this Annual Report.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Our management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III.

ITEM 10. Directors, Executive Officers, and Corporate Governance

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by all of our employees (including full time and part time employees, outside directors, officers, and consultants) that is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the listing requirements of Nasdaq. A copy of our insider trading policy is filed as an Exhibit 19.1 to this Annual Report on Form 10-K.

The other information required by this Item will be set forth in, and is incorporated by reference to, the 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

ITEM 11. Executive Compensation

The information required by this Item will be set forth in, and is incorporated by reference to, the 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth in, and is incorporated by reference to, the 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth in, and is incorporated by reference to, the 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item will be set forth in, and is incorporated by reference to, the 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

PART IV.

ITEM 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements.

See Index to the Financial Statements found on page F-1:

> Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)
> Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023
> Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022
> Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022
> Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022
> Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Not Applicable

(3) Exhibits.

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit Number	Description	Form	File	Exhibit	Filing Date
			Incorporated by Reference (Unless Otherwise Indicated)		
2.1	Agreement and Plan of Merger, dated as of March 4, 2021, by and among AvidXchange Holdings, Inc., AvidXchange Holdings Merger Sub, Inc., and AvidXchange, Inc.	S-1	333-259632	2.1	September 17, 2021
3.1	Restated Certificate of Incorporation of AvidXchange Holdings, Inc.	8-K	001-40898	3.1	October 15, 2021
3.2	Second Amended and Restated Bylaws of AvidXchange Holdings, Inc.	8-K	001-40898	3.1	September 15, 2022
4.1	Form of Common Stock Certificate	S-1/A	333-259632	4.1	October 1, 2021
4.2	Eighth Amended and Restated Investor Rights Agreement, dated July 9, 2021, by and among AvidXchange Holdings, Inc. and certain holders identified therein	S-1	333-259632	10.1	September 17, 2021
10.1†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Michael Praeger	S-1	333-259632	10.5	September 17, 2021
10.2†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Joel Wilhite	S-1	333-259632	10.6	September 17, 2021
10.3†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Dan Drees	S-1	333-259632	10.7	September 17, 2021
10.4†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Ryan M. Stahl	S-1	333-259632	10.8	September 17, 2021
10.5†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Todd Cunningham	S-1	333-259632	10.9	September 17, 2021
10.6†	Employment Agreement, entered into as of August 26, 2021, by and between AvidXchange, Inc. and Angelic Gibson	S-1	333-259632	10.10	September 17, 2021
10.7†	Form of Indemnification Agreement entered into by and between AvidXchange Holdings, Inc. and each director and executive officer	S-1/A	333-259632	10.2	October 1, 2021
10.8†	AvidXchange, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective as of January 1, 2019	S-1	333-259632	10.4	September 17, 2021
10.9†	AvidXchange, Inc. 2010 Stock Option Plan, as amended, and forms of award agreements thereunder	S-1	333-259632	10.11	September 17, 2021
10.10†	AvidXchange, Inc. 2017 Amendment and Restatement of the 2010 Option Plan, as amended, and forms of award agreements thereunder	S-1	333-259632	10.12	September 17, 2021
10.11†	AvidXchange, Inc. Equity Incentive Plan, as amended, and forms of award agreements thereunder	S-1	333-259632	10.13	September 17, 2021
10.12†	AvidXchange Holdings, Inc. 2021 Long-Term Incentive Award Plan and forms of award agreements thereunder	S-1/A	333-259632	10.14	October 1, 2021

10.13†	AvidXchange Holdings, Inc. 2021 Employee Stock Purchase Plan	S-1/A	333-259632	10.15	October 1, 2021
10.14	Amended and Restated Credit and Security Agreement, dated as of August 8, 2024, among AvidXchange, Inc., AFV Commerce, Inc., the Lenders named therein, KeyBank National Association, as Administrative Agent and Issuing Lender, and KeyBanc Capital Markets Inc., JPMorgan Chase Bank, N.A., and MUFG Bank, Ltd., as Joint Lead Arrangers and Joint Booker Runners.	8-K	001-40898	10.1	August 9, 2024
10.18#	Comdata MasterCard Corporate Virtual Card Agreement, dated December 23, 2020, by and among AvidXchange, Inc. and Comdata Inc.	S-1	333-259632	10.21	September 17, 2021
10.19#	Amended and Restated Engagement Letter, dated February 19, 2021, AvidXchange, Inc. and Financial Technology Partners LP and FTP Securities LLC	S-1	333-259632	10.22	September 17, 2021
10.20	Lease Agreement, dated October 27, 2015, between Lex Charlotte AXC L.P. and AvidXchange, Inc.	S-1/A	333-259632	10.3	October 1, 2021
19.1	AvidXchange Holdings, Inc. Insider Trading Policy	—	—	—	Filed herewith
21.1	Subsidiaries of AvidXchange Holdings, Inc.	—	—	—	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	—	—	—	Filed herewith
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—	—	—	Filed herewith
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—	—	—	Filed herewith
32.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—	—	Furnished herewith
97.1	AvidXchange Holdings, Inc. Policy for Recovery of Erroneously Awarded Compensation	10-Q	001-40898	99.1	November 9, 2023
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	—	—	—	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document	—	—	—	Filed herewith
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	—	—	—	Filed herewith

† Consists of a management contract or compensatory plan or arrangement.
# Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

ITEM 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AvidXchange Holdings, Inc.

Date: February 28, 2025

By: /s/ Joel Wilhite
_____
Joel Wilhite
Chief Financial Officer
(Authorized Signatory and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Michael Praeger Michael Praeger	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 28, 2025
/s/ Joel Wilhite Joel Wilhite	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2025
/s/ Lance Drummond Lance Drummond	Director	February 28, 2025
/s/ Oni Chukwu Oni Chukwu	Director	February 28, 2025
/s/ James Hausman James Hausman	Director	February 28, 2025
/s/ Teresa Mackintosh Teresa Mackintosh	Director	February 28, 2025
/s/ James Michael McGuire James Michael McGuire	Director	February 28, 2025
/s/ Arthur J. Rubado Arthur J. Rubado	Director	February 28, 2025
/s/ Asif Ramji Asif Ramji	Director	February 28, 2025
/s/ Sonali Sambhus Sonali Sambhus	Director	February 28, 2025

AvidXchange Holdings, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AvidXchange Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AvidXchange Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework*(2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements . Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or

complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Restricted Funds Held for Customers and Payment Service Obligations

As described in Note 2 to the consolidated financial statements, restricted funds held for customers and the corresponding liability of payment service obligations, which totaled $1,250.3 million as of December 31, 2024, represent funds that are collected from customers for payments to their suppliers. The Company determines restricted funds held for customers and the corresponding payment services obligations balances by reconciling cash held by financial institutions and corresponding payments in transit at the end of each period. The balance of these obligations may fluctuate from period to period depending on the timing of the period end and the timing of when outstanding payments clear with financial institutions. The Company has obtained a money transmitter license in all states which require licensure. This model enables AvidXchange to provide commercial payment services to businesses through its "for the benefit of customer" ("FBO") bank accounts that are restricted for such purposes. The restricted funds held for customers are restricted for the purpose of satisfying the customer's supplier obligations and are not available for general business use by the Company. The Company maintains these funds in liquid cash accounts and contractually earns interest on these funds held for customers. These funds are recognized as a restricted cash asset and a corresponding liability is recorded for payments due to their suppliers on the Company's consolidated balance sheets. Additionally, although the Company has largely phased out the model, it historically transmitted buyer customer funds using a legacy model pursuant to which buyer customer funds are held in trust accounts that are maintained and operated by a trustee pending distribution to suppliers in accordance with instructions provided through the Company's platform. The Company is not the trustee or beneficiary of the trusts which hold these customer deposits; accordingly, the Company does not record these assets and offsetting liabilities on its consolidated balance sheets. The Company contractually earns interest on funds held for certain buyers. The amount of Company and bank customer funds held in all trust-related accounts was approximately $14.6 million as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to restricted funds held for customers and payment service obligations is a critical audit matter are a high degree of audit effort in performing procedures and evaluating audit evidence related to management's determination of restricted funds for customers and the corresponding liability of payment service obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to restricted funds held for customers and the corresponding liability of payment service obligations, specifically controls related to the matching of cleared payments and the reconciliation of outstanding payments. These procedures also included, among others (i) confirming the existence and accuracy of cash balances for all FBO and trust-related bank accounts and (ii) for the restricted funds held for customers and payment service obligations reconciliation as of December 31, 2024, (a) testing the mathematical accuracy; (b) testing the completeness and accuracy of the reconciling items, including outstanding payments; and (c) agreeing the balance per the reconciliation to the amounts recorded and disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 28, 2025

We have served as the Company's auditor since 2017.

AvidXchange Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	As of December 31,	
	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 355,637	$ 406,974
Restricted funds held for customers	1,250,346	1,578,656
Marketable securities	33,663	44,645
Accounts receivable, net of allowances of $4,279 and $4,231, respectively	51,671	46,689
Supplier advances receivable, net of allowances of $1,644 and $1,333, respectively	14,080	9,744
Prepaid expenses and other current assets	15,317	12,070
Total current assets	1,720,714	2,098,778
Property and equipment, net	97,592	100,985
Operating lease right-of-use assets	-	1,628
Deferred customer origination costs, net	28,119	27,663
Goodwill	165,921	165,921
Intangible assets, net	71,068	84,805
Other noncurrent assets and deposits	6,297	3,957
Total assets	$ 2,089,711	$ 2,483,737
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 15,494	$ 16,777
Accrued expenses	46,849	56,367
Payment service obligations	1,250,346	1,578,656
Deferred revenue	13,967	12,851
Current maturities of lease obligations under finance leases	103	275
Current maturities of lease obligations under operating leases	1,207	1,525
Current maturities of long-term debt	4,800	6,425
Total current liabilities	1,332,766	1,672,876
Long-term liabilities		
Deferred revenue, less current portion	11,856	14,742
Obligations under finance leases, less current maturities	63,025	62,464
Obligations under operating leases, less current maturities	1,969	3,275
Long-term debt	4,300	69,760
Other long-term liabilities	3,962	4,175
Total liabilities	1,417,878	1,827,292
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.001 par value; 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Common stock, $0.001 par value; 1,600,000,000 shares authorized as of December 31, 2024 and 2023; 204,335,860 and 204,084,024 shares issued and outstanding as of December 31, 2024 and 2023, respectively	204	204
Additional paid-in capital	1,685,644	1,678,401
Accumulated deficit	(1,014,015)	(1,022,160)
Total stockholders' equity	671,833	656,445
Total liabilities and stockholders' equity	$ 2,089,711	$ 2,483,737

The accompanying notes are an integral part of these Consolidated Financial Statements.

AvidXchange Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

| | Year Ended December 31, | | |
	2024	2023	2022
Revenues	$ 438,940	$ 380,720	$ 316,350
Cost of revenues (exclusive of depreciation and amortization expense)	121,781	121,307	117,864
Operating expenses			
Sales and marketing	82,529	77,523	77,733
Research and development	101,110	97,555	83,905
General and administrative	99,526	101,924	91,384
Impairment and write-off of intangible assets	286	-	-
Depreciation and amortization	36,284	35,912	32,842
Total operating expenses	319,735	312,914	285,864
Loss from operations	(2,576)	(53,501)	(87,378)
Other income (expense)			
Interest income	22,973	20,890	7,164
Interest expense	(11,331)	(13,519)	(20,749)
Other income (expense)	11,642	7,371	(13,585)
Income (loss) before income taxes	9,066	(46,130)	(100,963)
Income tax expense	921	1,195	321
Net income (loss)	$ 8,145	$ (47,325)	$ (101,284)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.04	$ (0.23)	$ (0.51)
Diluted	$ 0.04	$ (0.23)	$ (0.51)
Weighted average number of common shares used to compute net income (loss) per share attributable to common stockholders:			
Basic	206,096,505	201,887,669	198,045,805
Diluted	209,158,393	201,887,669	198,045,805

The accompanying notes are an integral part of these Consolidated Financial Statements.

AvidXchange Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances at December 31, 2021	196,804,844	$ 197	$ 1,594,780	$ (871,922)	$ 723,055
Cumulative effect adjustment from adoption of new accounting standard for current estimated credit losses	-	-	-	(1,000)	(1,000)
Cumulative effect adjustment from adoption of new accounting standard related to stock-based compensation	-	-	629	(629)	-
Exercise of stock options	411,564	-	1,448	-	1,448
Issuance of common stock upon vesting of restricted stock units, net of shares surrendered for taxes	1,808,288	2	(2)	-	-
Issuance of common stock for settlement of contingent consideration	20,564	-	344	-	344
Issuance of common stock under Employee Stock Purchase Plan, or ESPP	223,009	-	1,570	-	1,570
Stock-based compensation expense	-	-	31,011	-	31,011
Stock-based compensation expense for ESPP	-	-	827	-	827
Value of donated common stock	165,729	-	1,473	-	1,473
Net loss	-	-	-	(101,284)	(101,284)
Balances at December 31, 2022	199,433,998	$ 199	$ 1,632,080	$ (974,835)	$ 657,444
Exercise of stock options	350,081	-	1,570	-	1,570
Issuance of common stock upon vesting of restricted stock units	3,768,068	4	(4)	-	-
Issuance of common stock under ESPP	366,148	1	2,232	-	2,233
Stock-based compensation expense	-	-	40,024	-	40,024
Stock-based compensation expense for ESPP	-	-	832	-	832
Value of donated common stock	165,729	-	1,667	-	1,667
Net loss	-	-	-	(47,325)	(47,325)
Balances at December 31, 2023	204,084,024	$ 204	$ 1,678,401	$ (1,022,160)	$ 656,445
Exercise of stock options	865,248	1	5,684	-	5,685
Issuance of common stock upon vesting of restricted stock units	4,223,352	4	(4)	-	-
Issuance of common stock under ESPP	354,895	-	2,562	-	2,562
Repurchase and retirement of common stock	(5,357,388)	(5)	(50,102)	-	(50,107)
Stock-based compensation expense	-	-	46,376	-	46,376
Stock-based compensation expense for ESPP	-	-	859	-	859
Value of donated common stock	165,729	-	1,868	-	1,868
Net income	-	-	-	8,145	8,145
Balances at December 31, 2024	204,335,860	$ 204	$ 1,685,644	$ (1,014,015)	$ 671,833

The accompanying notes are an integral part of these Consolidated Financial Statements.

AvidXchange Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income (loss)	$ 8,145	$ (47,325)	$ (101,284)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization expense	36,284	35,912	32,842
Amortization of deferred financing costs	405	431	1,357
Debt extinguishment costs	1,081	-	1,579
Provision for doubtful accounts	3,508	2,957	4,989
Stock-based compensation	47,235	40,856	31,838
Accrued interest	629	728	815
Impairment and write-off on intangible and right-of-use assets	286	-	2,777
Loss on fixed asset disposal	159	-	36
Loss on ROU asset abandonment	897	-	-
Accretion of investments held to maturity	(4,062)	(5,326)	(2,108)
Value of donated common stock	1,868	1,667	1,473
Deferred income taxes	187	721	216
Changes in operating assets and liabilities			
Accounts receivable	(6,067)	(8,289)	(10,289)
Prepaid expenses and other current assets	(3,247)	491	(2,324)
Other noncurrent assets	(1,208)	1,605	(707)
Deferred customer origination costs	(456)	621	(8)
Accounts payable	(1,286)	2,862	(3,385)
Deferred revenue	(1,771)	(1,956)	(330)
Accrued expenses and other liabilities	(9,761)	(16,981)	14,036
Operating lease liabilities	(892)	(523)	(224)
Total adjustments	63,789	55,776	72,583
Net cash provided by (used in) operating activities	71,934	8,451	(28,701)
Cash flows from investing activities			
Purchases of marketable securities held to maturity	(120,223)	(273,995)	(385,022)
Proceeds from maturity of marketable securities held to maturity	135,268	345,661	276,144
Purchases of equipment	(2,063)	(2,254)	(3,149)
Purchases of real estate	-	-	(767)
Purchases of intangible assets	(17,532)	(16,050)	(24,655)
Supplier advances, net	(6,760)	(1,416)	(2,899)
Net cash (used in) provided by investing activities	(11,310)	51,946	(140,348)
Cash flows from financing activities			
Proceeds from the issuance of long-term debt	-	-	67,367
Repayments of long-term debt	(68,175)	(1,625)	(106,390)
Principal payments on land promissory note	-	(4,800)	(4,800)
Principal payments on finance leases	(298)	(521)	(844)
Proceeds from issuance of common stock	5,685	1,570	1,448
Proceeds from issuance of shares under ESPP	2,563	2,233	1,570
Payment of debt issuance costs	(1,529)	(743)	(1,212)
Repurchases of common stock	(50,107)	-	-
Payment of acquisition-related liability	(100)	(100)	(344)
Payment service obligations	(328,310)	294,832	41,478
Net cash (used in) provided by financing activities	(440,271)	290,846	(1,727)
Net (decrease) increase in cash, cash equivalents, and restricted funds held for customers	(379,647)	351,243	(170,776)
Cash, cash equivalents, and restricted funds held for customers			
Cash, cash equivalents, and restricted funds held for customers, beginning of year	1,985,630	1,634,387	1,805,163
Cash, cash equivalents, and restricted funds held for customers, end of year	$ 1,605,983	$ 1,985,630	$ 1,634,387

AvidXchange, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Supplementary information of noncash investing and financing activities			
Property and equipment and intangible asset purchases in accounts payable and accrued expenses	$ 4	$ 675	$ 400
Right-of-use assets obtained in exchange for new finance lease obligations	-	81	712
Right-of-use assets obtained in exchange for new operating lease obligations	-	362	2,831
Common stock issued as contingent consideration	-	-	344
Interest paid on notes payable	4,360	6,510	12,880
Interest paid on finance leases	5,941	5,857	5,774
Cash paid for income taxes	1,046	304	125

The accompanying notes are an integral part of these Consolidated Financial Statements.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

1. Formation and Business of the Company

Formation

AvidXchange, Inc. was incorporated in the state of Delaware in 2000. In July 2021, the Company consummated a reorganization by interposing a holding company between AvidXchange, Inc. and its stockholders. After the reorganization, all of the stockholders of AvidXchange, Inc. became stockholders of AvidXchange Holdings, Inc. and AvidXchange, Inc. became a wholly owned subsidiary of AvidXchange Holdings, Inc. To accomplish the reorganization, the Company formed AvidXchange Holdings, Inc., which was incorporated in Delaware on January 27, 2021, and AvidXchange Merger Sub, Inc. ("Merger Sub") as a wholly owned subsidiary of AvidXchange Holdings, Inc. The Company merged AvidXchange, Inc. with and into Merger Sub, with AvidXchange, Inc. as the surviving entity, by issuing identical shares of stock of AvidXchange Holdings, Inc. to the stockholders of AvidXchange, Inc. in exchange for their equity interest in AvidXchange, Inc.

The merger was considered a transaction between entities under common control. Upon the effective date of the reorganization, July 9, 2021, AvidXchange Holdings, Inc. recognized the assets and liabilities of AvidXchange, Inc. at their carrying values within its financial statements.

AvidXchange Holdings, Inc. and its wholly owned subsidiaries are collectively referred to as "AvidXchange" or "the Company" in the accompanying Consolidated Financial Statements after the reorganization.

Business

AvidXchange provides accounts payable ("AP") automation software and payment solutions for middle market businesses and their suppliers. The Company's cloud-based, software and payment platform digitizes and automates the AP workflow for middle market businesses (AvidXchange's "buyer" customers), and their service providers and vendors (AvidXchange's "supplier" customers). The Company provides solutions and services throughout North America spanning multiple industries including real estate, community association management, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, media, and hospitality.

AvidXchange's software solutions are delivered primarily through a software-as-a-service ("SaaS") platform that connects buyer customers using the Company's AP automation products with a network of their vendors, including supplier customers that have enrolled in AvidXchange's electronic payments network (the "AvidPay Network"). This platform provides a multitude of solutions including electronic invoice capture, intelligent workflow routing, and automated payments, which can provide AvidXchange's buyer and supplier customers with reduced costs, improved productivity, and reduction of paper from the traditional AP and payment processes.

The Company markets its solutions to buyers through both a direct salesforce and indirectly through strategic channel partnerships with banks and financial institutions as well as software and technology business partners. AvidXchange attracts buyer customers to the AvidPay Network through establishing a simple, easy-to-use network that helps integrate various buyers through a standard invoice and pay network. Supplier customers are selected to join the AvidPay Network by their buyer clients. The Company retains these supplier customers by helping them manage supplier payment preferences, forecast future cash flows, and for certain qualifying suppliers, accelerate invoices for early payment.

AvidXchange has completed strategic acquisitions that have expanded the customer relationships available to subscribe to its payment services solutions and gain access to new markets. The operating activities of the legal entities acquired are fully interdependent and integrated with the AvidXchange operations. The Company views its operations and manages its business as one segment and one reporting unit.

In January 2022, AvidXchange purchased a customer list and a non-compete agreement from PayClearly, a company in the media payments business. See Note 8 "Intangible Assets and Goodwill" for information regarding intangible assets.

2. Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect the consolidated operations of the Company. All intercompany accounts and transactions have been eliminated in consolidation. There are no items of comprehensive income.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates reflected in these Consolidated Financial Statements include, but are not limited to, the allowance for credit losses, useful lives assigned to fixed and intangible assets, capitalization of internal-use software, deferral of customer origination costs, the fair value of intangible assets acquired in a business combination, the fair value of goodwill, and the recoverability of deferred income taxes. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Segments

The Company operates and manages its business as one reportable segment, which is the same as the operating segment as defined under FASB Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting*. The segment's business operations, policies, and financial statements are fully aligned with those of the consolidated company that are included within the Consolidated Financial Statements. The Company's Chief Executive Officer, who is the chief operating decision maker, reviews financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. All tangible assets are held in the United States and all revenue is generated in the United States. Refer to "Concentrations" below and Note 3 "Revenue from Contracts with Customers" for additional entity-wide disclosures. There are no additional significant revenue or expense categories reviewed by the Company's Chief Executive Officer other than those already presented on the Company's Consolidated Statements of Operations. No additional reconciliations are necessary because all significant expense and revenue data aligns with the Consolidated Financial Statements.

Restructuring costs

During the fourth quarter of 2023, the Company initiated a restructuring plan to generate cost savings and improve effectiveness of the organization which resulted in a reduction in the Company's workforce within the United States. The plan was implemented in the fourth quarter of 2023 and completed in the second quarter of 2024. The Company recorded restructuring costs of $1,157 and $1,880 during the years ended December 31, 2024 and 2023, respectively, from one-time severance charges in connection with this plan.

On September 21, 2022, the Company initiated a restructuring plan to generate cost savings and improve effectiveness of the organization which resulted in a reduction in the Company's workforce within the United States. The plan was implemented and completed in the second half of 2022. The Company recorded restructuring costs of $1,526 in the second half of 2022 from one-time severance charges.

Restructuring costs are included in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations

Identifiable assets acquired, and the liabilities assumed, resulting from a business combination are recorded at their estimated fair values on the date of the acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. When a business combination involves contingent consideration, the Company recognizes a liability equal to the estimated fair value of the contingent consideration obligation at the date of the acquisition. Subsequent changes in the estimated fair value of the contingent consideration are recognized in earnings in the period of the change. Shares of common stock issued as part of the purchase consideration are valued as of the date of the business combination.

Revenue Recognition

Refer to Note 3 "Revenue from Contracts with Customers" for information related to the Company's revenue recognition.

Concentrations

Significant Services

A substantial portion of the Company's revenue is derived from interchange fees earned on payment transactions processed as virtual commercial cards ("VCC"). The Company utilizes service providers to process these transactions. Revenue from one service provider represented 25%, 15%, and 24% of total revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Accounts receivable from this service provider represented 46% and 12% of accounts receivable, net as of December 31, 2024 and 2023, respectively. Revenue from a second provider represented 21%, 30%, and 29% of total revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Accounts receivable from this second service provider represented 3% and 38% of accounts receivable, net as of December 31, 2024 and 2023, respectively.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Future regulation or changes by the card brand payment networks could have a substantial impact on interchange rates and the Company's revenue from VCC transactions. If interchange rates decline, whether due to actions by the card brand payment networks or future regulation, or if merchant/suppliers elect to receive payments that result in lower or no interchange revenue such as check, or apply fees in consideration of accepting electronic forms of payment, the Company's total operating revenues, operating results, prospects for future growth and overall business could be materially affected. The Company's revenue from VCC transactions is also impacted by fees charged by service providers to process our VCC transactions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase that are not recorded as marketable securities to be cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to the short-term nature of these instruments. Cash in the Company's bank accounts may exceed federally insured limits.

Restricted Funds Held for Customers and Payment Service Obligations

Restricted funds held for customers and the corresponding liability of payment service obligations represent funds that are collected from customers for payments to their suppliers. The Company determines the balances of restricted funds held for customers, and the corresponding payment services obligations, by reconciling cash held by financial institutions and the corresponding payments in transit at the end of each period. The balance of these obligations may fluctuate from period to period depending on the timing of the period end and the timing of when outstanding payments clear with financial institutions. The Company is registered as a money services business with the Financial Crimes Enforcement Network. Payment service obligations are comprised of outstanding daily transaction liabilities per state regulatory average daily transaction liability report requirements and other unregulated settlements with payees, which do not constitute a regulatory liability event under reporting requirements.

The Company historically transmitted buyer customer funds using a legacy model, pursuant to which buyer customer funds are held in trust accounts that are maintained and operated by a trustee pending distribution to suppliers in accordance with instructions provided through the Company's platform. The Company is not the trustee or beneficiary of the trusts which hold these buyer deposits; accordingly, the Company does not record these assets and offsetting liabilities on its Consolidated Balance Sheets. The Company has largely phased out this model, although certain banks that resell our products and services continue to leverage a similar structure. The Company contractually earns interest on funds held for certain buyers. The amount of Company and bank customer funds held in trust-related accounts was approximately $14,618 and $6,269 as of December 31, 2024 and 2023, respectively.

The Company has transitioned most payment transmission activity to the money transmitter license model and obtained a money transmitter license in all states which require licensure. This model enables AvidXchange to provide commercial payment services to businesses through its "for the benefit of customer" bank accounts, also known as FBO, that are restricted for such purposes. The restricted funds held for customers are restricted for the purpose of satisfying the customer's supplier obligations and are not available for general business use by the Company. The Company maintains these funds in liquid cash accounts and contractually earns interest on these funds held for customers. These funds are recognized as a restricted cash asset and a corresponding liability is recorded for payments due to their suppliers on the Company's Consolidated Balance Sheets. Restricted funds held for customers are included in the cash and cash equivalents on the Consolidated Statements of Cash Flows.

Marketable Securities

Marketable securities consist of short-term investments in corporate bonds, commercial paper, certificates of deposit, United States Treasury and agency bonds, and Government-Sponsored Enterprise securities. To reflect its intention, the Company classifies its marketable securities as held-to-maturity at the time of purchase. As a result, the marketable securities are recorded at amortized cost and any gains or losses realized upon maturity are reported in other income (expense) in the Consolidated Statements of Operations.

The marketable securities are subject to the expected credit loss model prescribed under Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments*. The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for held-to-maturity securities at the time of purchase. The Company measures the expected credit loss on its held-to-maturity portfolio on a collective basis by major security type. The expected credit losses are adjusted each period for changes in expected lifetime credit losses based upon historical default and recovery rates of bonds rated with the same rating as its portfolio and assessment of the expected impact from current economic conditions on its investments.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Accounts Receivable, Supplier Advances and Allowance for Credit Losses

Accounts receivable represent amounts due from the Company's VCC service providers for interchange fees earned and from buyer customers who have been invoiced for the use of the Company's software offerings, but for whom payments have not been received. Accounts receivable from VCC service providers are presented net of an allowance for returns for transactions subsequently canceled that do not ultimately settle through the payment network. Accounts receivable from buyer customers are presented net of allowances for credit losses and returns. The Company estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined individually or collectively depending on whether the accounts receivable balances share similar risk characteristics. The allowance for returns for VCC transactions subsequently canceled are assessed at each period end and recognized as a reduction of revenue. The allowances for buyer customer's credit losses and returns are assessed at each period end and are recognized as bad debt expense within general and administrative expenses in the Consolidated Statements of Operations and as a reduction of revenue, respectively. A buyer customer receivable is written off against the allowance when it is determined that all collection efforts have been exhausted and the potential for recovery is considered remote. Historically, losses related to customer nonpayment have been immaterial and most of the accounts receivable balances have been current.

Supplier advances receivable represent amounts that have been advanced as part of the Payment Accelerator product but have not been collected. Advances are collected from the buyer customer once the buyer initiates the transfer of funds for the invoice that was previously advanced. If the buyer does not transfer the funds as expected, the Company is exposed to losses. The Company's experience with such delinquencies by buyer customers has been immaterial. Supplier advances receivable are stated net of expected credit losses. The Company estimates expected credit losses related to supplier advances receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined individually or collectively depending on whether the accounts receivable balances share similar risk characteristics. The allowance for credit losses for supplier advances is assessed at period end and the measurement of the allowance is included as a component of cost of revenues in the Company's Consolidated Statements of Operations. Supplier advances receivable balances are charged against the allowance when the Company determines it is probable the receivable will not be recovered after collection efforts and legal actions have been exhausted. The Company classifies the fees charged to supplier customers as cash flows from operating activities with the remaining accelerated advancements and recoupments classified as cash flows from investing activities on a net basis within the Consolidated Statements of Cash Flows.

Property and Equipment

Property and equipment are recorded at cost at the date of acquisition plus the cost of additions and improvements that increase the useful lives of assets. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, except for buildings which have estimated useful lives of up to 35 years. Assets recorded under leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Repairs and maintenance expenditures are expensed as incurred. The cost and related accumulated depreciation and amortization of assets sold or disposed are removed from the accounts and the resulting gain or loss is reflected in operating expenses. The carrying value of all long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in accordance with FASB ASC Topic 360, *Property, Plant, and Equipment*. Assets under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The amortization period is based on whether ownership transfers at the end of the lease, including the presence of a bargain purchase option. If ownership transfers or the Company has the option for a bargain purchase, the asset is depreciated over its useful life. If neither of the above criteria are present, the asset is depreciated over the life of the lease. Amortization of assets recorded as finance leases is included in the line item depreciation and amortization in the Company's Consolidated Statements of Operations.

Leases

The Company accounts for leases under FASB ASC Topic 842, *Leases*, and elected the following accounting policies and practical expedients related to this standard:

- The options to not reassess prior conclusions related to the identification, classification, and accounting for initial direct costs for leases that commenced prior to January 1, 2020;

- Short-term lease accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less, and;

- The option to combine non-lease components with their related lease components for all classes of underlying assets.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The Company determines if an arrangement is a lease and the classification of the lease at inception. Due to the nature of AvidXchange's operations, the Company has two main classes of underlying leased assets – i) information technology ("IT") equipment and ii) corporate office space. IT equipment leases are classified as finance leases, whereas corporate office leases can be either operating or finance leases. Operating leases are included in operating lease right-of-use ("ROU") assets and current and noncurrent operating lease liabilities on the Company's Consolidated Balance Sheets. Finance leases are included in property and equipment, net and current and noncurrent maturities of finance lease obligations on the Company's Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. ROU lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is recognized based on the lease liability, adjusted for any rent payments or initial direct costs incurred, or tenant incentives received. The Company's lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company, such as construction of significant leasehold improvements that are expected to have economic value when the option becomes exercisable.

In the calculation of the present value of the future minimum lease payments, AvidXchange uses either the implicit rate in the lease or the Company's incremental borrowing rate. Practice has shown that an implicit rate is only determinable in the finance leases of IT equipment where the current price is readily available. For all office leases, the Company determines the net present value of future minimum lease payments using its incremental borrowing rate at the commencement date of the lease. AvidXchange's incremental borrowing rate is estimated based on the Company's credit rating, the yield curve for the respective lease terms, and the prevailing market rates for collateralized debt in a similar economic environment. The same process is followed for any new leases at their commencement dates or modifications to existing leases that require remeasurement.

Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease. Amortization expense of the ROU asset for finance leases is recognized on a straight-line basis over the shorter of the estimated useful lives of the assets or, in the instance where title does not transfer at the end of the lease term, the lease term.

The Company evaluates ROU assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For leased assets, such circumstances would include the decision to abandon a leased facility prior to the end of the non-cancellable lease term or to sublease it for cash flows that do not fully cover the costs of the associated lease. The impairment evaluation is performed at the lowest level of identifiable cash flows and if it indicates that the carrying amount of the ROU assets may not be recoverable, any potential impairment is measured based upon the fair value of the related ROU asset or asset group.

Intangible Assets and Goodwill

The Company capitalizes costs related to the development of its software services and certain projects for internal use in accordance with FASB ASC Topic 350, *Intangibles – Goodwill and Other*. These capitalized costs are primarily related to the integrated invoice processing and payment solutions and services hosted by the Company and accessed by its customers on a subscription and transaction basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct, are capitalized until the software is substantially complete and ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of Intangible assets, net. Maintenance and training costs are expensed as incurred. Internally developed software is amortized on a straight-line basis over its estimated useful life, generally three years.

Other identifiable intangible assets consist of acquired customer lists, technology and trade names, which were recorded at their fair values at the time of acquisition. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes, but is not limited to, significant adverse changes in business climate, market conditions, or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, then the carrying amount of such assets is reduced to fair value.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The Company evaluates goodwill for impairment as of October 31 of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company is comprised of a single reporting unit. The Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the Company is less than the carrying amount, including goodwill. If it is determined that it is more likely than not that the fair value of the Company is less than the carrying amount, a quantitative assessment is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The Company also has the option to bypass the qualitative assessment and perform the quantitative assessment.

Stock-Based Compensation

Compensation cost for stock-based awards issued to employees and outside directors, including stock options and restricted stock units ("RSUs"), is measured at fair value on the date of grant.

The fair value of stock options is estimated using a Black-Scholes option-pricing model, while the fair value of RSUs is determined using the fair value of the Company's underlying common stock. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the award. Stock-based compensation expense for RSUs with performance conditions is recognized over the requisite service period on an accelerated-basis as long as the performance condition in the form of a specified liquidity event is probable to occur. In the case of equity issued in lieu of a cash bonus, expense is recognized in the period the cash bonus was earned.

Common Stock Repurchases

The Company is incorporated in the State of Delaware. Under the laws of that state, shares of its own common stock that are acquired by the Company, if any, constitute authorized but unissued shares. The cost of the acquisition by the Company of shares of its own stock in excess of the aggregate par value of the shares first reduces additional paid-in-capital, to the extent available, with any residual cost applied as an increase to accumulated deficit.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock. Net income (loss) per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company's common shares and participating securities, if any. Net income (loss) attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. If the participating securities do not include a contractual obligation to share in losses of the Company, then they are not included in the calculation of net income (loss) per share in the periods in which a net income (loss) is recorded.

Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net income (loss) gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and convertible preferred stock. Common stock equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Advertising Costs

Advertising and marketing costs are included in operating expenses and are expensed as incurred. The Company incurred advertising and marketing costs of approximately $8,672, $8,606 and $8,310 for the years ended December 31, 2024, 2023, and 2022, respectively.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of engineering and product development, including employee compensation and the costs of outside contractors.

Income Taxes

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences for those

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

differences which will either be deductible or taxable when the assets or liabilities are recovered or settled. Deferred tax assets and liabilities, along with any related valuation allowance, are classified as noncurrent on the Company's Consolidated Balance Sheets.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates both the positive and negative evidence that is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets will not be realized.

The Company recognizes all material tax positions, including uncertain tax positions, when it is more-likely-than-not that the position will be sustained based on its technical merits and if challenged by the relevant tax authorities. All tax years since 2021 are open for potential examination by taxing authorities as of December 31, 2024. However, tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward. The tax authorities may make adjustments up to the amount of the net operating loss or credit carryforward. The Company's policy is to record interest and penalties related to uncertain tax positions in income tax expense.

Retirement Plan

The Company has a 401(k) defined contribution plan. Under the plan, each employee meeting the minimum age requirement and with at least one month of service is eligible to participate. Benefits vest immediately. The Company matching contribution is 100 percent of the first 3 percent and 50 percent of the next 2 percent of compensation that a participant contributes to the plan. The Company made contributions of $5,180, $5,025 and $4,817 to the plan, net of forfeitures, for eligible and participating employees for the years ended December 31, 2024, 2023, and 2022, respectively. Contributions are subject to certain IRS limitations.

Nonqualified Deferred Compensation Plan

The Company adopted a nonqualified, deferred compensation plan effective October 1, 2015, which is an unfunded plan created for the benefit of a select group of management or highly compensated employees. The purpose of the plan is to attract and retain key employees by providing them with an opportunity to defer receipt of a portion of their compensation. It is exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act of 1974, as amended. Deferred amounts are not subject to forfeiture and are deemed invested among investment funds offered under the nonqualified deferred compensation plan, as directed by each participant.

The Company has established a 'rabbi trust' that serves as an investment to shadow the deferred compensation plan liability. The assets of the rabbi trust primarily consist of trust-owned life insurance policies which are recorded at cash surrender value and are included in other noncurrent assets. The change in cash surrender value of the life insurance policies in the rabbi trust is recorded in other income (expense) on the Company's Consolidated Statements of Operations. The assets of the rabbi trust are general assets of the Company and as such, would be subject to the claims of creditors in the event of bankruptcy or insolvency. The related deferred compensation liabilities are included in other long-term liabilities.

The Company has recorded these assets and liabilities at their fair value. In association with this plan, $2,756 and $1,866 were included in other noncurrent assets and $2,393 and $2,398 were included in noncurrent liabilities as of December 31, 2024 and 2023, respectively, on the Company's Consolidated Balance Sheets.

Contingent Liabilities

Contingent liabilities require significant judgment in estimating potential losses for legal claims. We review significant new claims and litigation for the probability of an adverse outcome. Estimates are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long periods of time. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators, and the estimated loss can change materially as individual claims develop.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalents, marketable securities, trade and supplier advances receivables, assets of the rabbi trust, AP, deferred compensation liabilities, and debt. The carrying amount of cash, trade and supplier advances receivables, and AP approximate fair value due to the short-term maturity. The carrying value of long-term debt approximates its estimated fair value which is based on estimated borrowing rates currently available to the Company for similar debt issues. Marketable securities are classified as held-to-maturity and carried at amortized cost.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

In accordance with applicable accounting standards, the Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

Level 1	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active market and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3	Unobservable inputs that reflect the reporting entity's own assumptions. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

When more than one level of input is used to determine the fair value, the financial instrument is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement. The Company performs a review of the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or financial liabilities within the fair value hierarchy.

New Accounting Pronouncements

Recently Adopted Accounting Standards

In March 2023, the FASB issued ASU No. 2023-01, *Leases (Topic 842): Common Control Arrangements*. The amendments in this update that apply to public business entities clarify the accounting for leasehold improvements associated with common control leases. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The adoption of this guidance on January 1, 2024 did not have an impact on the Company's Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which introduces additional disclosure requirements for operating segments in both annual and interim Consolidated Financial Statements. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this guidance on January 1, 2024 did not have an impact on the Company's Consolidated Financial Statements.

Accounting Pronouncements Issued but Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires significant additional disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. The new guidance will be applied prospectively (with retrospective application permitted) and is effective for calendar year-end public business entities in the 2025 annual period and in 2026 for interim periods, with early adoption permitted. The Company is assessing the impact of this guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This standard is intended to require more detailed disclosures about specified categories of expenses included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is assessing the impact of this guidance on its financial statements.

3. Revenue from Contracts with Customers

The Company determines revenue recognition through the following steps:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

- Allocate the transaction price to performance obligations in the contract; and

- Recognize revenue when or as the Company satisfies a performance obligation.

Revenue Sources

The Company's revenues are derived from multiple sources. The following is a description of principal revenue generating activities.

Software Revenue

Software revenue is tailored specifically to the Company's buyer customers and include AvidInvoice, AvidPay, AvidUtility, AvidBill, Avid for NetSuite, Strongroom Payables Lockbox, ASCEND and TimberScan. These various offerings address the specific needs of buyers and together they comprise the Company's suite of cloud-based solutions designed to manage invoices and automate the AP function. Revenues are derived from mostly long-term contracts with middle-market customers. The vast majority of the revenues are comprised of 1) fees calculated based on number of invoice and payment transactions processed, 2) recurring maintenance or subscription fees, or 3) some combination thereof. Fees for the Company's services are typically billed and paid on a monthly basis. The Company's core performance obligation is to stand ready to provide holistic AP management services and process as many invoices and/or payments as the buyer customer requests on a daily basis over the contact term. The unspecified quantity of the service meets the criteria for variable consideration, where the variability is resolved daily as the services are performed. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation and revenue is recognized based on the services performed each day.

Included in software revenue is software maintenance and subscription fee revenue, which is recognized ratably over the term of the applicable service period, generally 12 months for Avid for NetSuite and TimberScan customers, and generally 60 months for ASCEND customers.

In addition, each contract contains the promise of providing implementation services for an upfront fee. In determining whether the implementation services are distinct from the hosting services, the Company considered various factors, including the level of customization, complexity of integration, the interdependency and interrelationships between the implementation services and the hosting services and the ability (or inability) of the customer's personnel or other service providers to perform the services. The Company concluded that the implementation services are not distinct and therefore fees for implementation services are combined with the main promise of the contract and recognized ratably over the non-cancellable term of the contract.

Software offerings are also sold to end customers through reseller partners. The Company evaluated whether it is the principal or the agent in these arrangements. The reseller partners directly contract with the end customers and are ultimately responsible for the fulfillment of the services. The Company may have some discretion in determining the fee charged to the end customer, but always in conjunction with the reseller partner. Therefore, in most reseller partner arrangements, the Company acts as an agent and performs the services as directed by and on behalf of the reseller partner and recognizes revenue on a net basis in the amount to which it expects to be entitled, excluding the revenue share earned by the reseller partner.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Payment Revenue

Payment revenue includes (i) interchange fees earned on payment transactions processed as VCC, (ii) fees from supplier product offerings, and (iii) interest on funds held for buyers pending disbursement.

With respect to interchange fees, the Company evaluated whether it is the principal or the agent in the arrangement and determined that interchange fees are not received in return or exchange for services that the Company controls or acts as the principal, and the Company does not play any role or have control over how the interchange basis points are established. Therefore, the Company acts as an agent and records interchange fees net of i) fees charged by the VCC processor and ii) rebates provided to AvidXchange's buyer customers, reseller partners and supplier customers as an incentive to increase the volume of VCC transactions. The rebates to buyer customers are for cash consideration, which includes cash payments or credits that may be applied against trade accounts owed by the customer to the Company. The rebates to supplier customers are also for cash consideration in the form of reimbursement of processing fees related to the acceptance of payments via a VCC. The Company recognizes monthly net interchange fees based on the transactional volume issued by the VCC processor and submitted to the suppliers, less a reserve for transactions subsequently canceled.

Product offerings which address the needs of AvidXchange's fast-growing network of suppliers currently include AvidPay Direct ("APD") and Payment Accelerator. The APD service eliminates paper checks and provides suppliers with the opportunity to

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

receive electronic payments with enhanced remittance data. Payment Accelerator is an open-end credit program that offers certain qualifying suppliers the opportunity to better manage cash flows and receive payments by enabling these suppliers to receive advance payment on eligible invoices. Revenues are generated on a per transaction basis for each payment that is advanced and/or processed using APD. The per transaction fee includes both a fixed and a variable component based on the spend per payment. There are currently no other monthly, annual, or start up fees associated with the supplier contract. Given that the underlying fees are based on unknown services to be performed over the contract term, the total consideration is determined to be variable. The variable consideration is usage-based and therefore, it specifically relates to the Company's efforts to satisfy its obligation to the supplier. The variability is satisfied each time a service is provided to the supplier and the variable fees are recognized at the time of service.

Payment revenue also includes interest income received from buyer customer deposits held during the payment clearing process. Such funds are deposited in Company owned accounts, or to a lesser extent, trust accounts that are maintained and operated by a trustee.

Services Revenue

Services revenue is derived from the sale of professional services that are distinct and are recognized at the point in time the benefit transfers to the customer.

Disaggregation of Revenue

The table below presents the Company's revenues disaggregated by type of services performed.

	Year ended December 31,					
	2024		2023		2022	
Software revenue	$	121,181	$	112,184	$	99,541
Payment revenue		313,456		265,112		213,842
Services revenue		4,303		3,424		2,967
Total revenues	$	438,940	$	380,720	$	316,350

Payment revenue includes $49,703, $40,603, and $10,992 of interest income for the years ended December 31, 2024, 2023, and 2022, respectively, which do not represent revenues recognized in the scope of FASB ASC Topic 606, *Revenue from contracts with customers,* or ASC 606.

Contract Assets and Liabilities

The Company's rights to payments are not conditional on any factors other than the passage of time, and as such, AvidXchange does not have any contract assets. Contract liabilities consist primarily of advance cash receipts for services (deferred revenue) and are recognized as revenue when the services are provided.

The table below presents information on accounts receivable and contract liabilities.

	As of December 31,			
	2024		2023	
Trade accounts receivable, net	$	19,989	$	16,261
Payment processing receivable, net		31,682		30,428
Accounts receivable, net	$	51,671	$	46,689
Contract liabilities	$	25,823	$	27,593

Significant changes in the contract liabilities balance are as follows:

	Year Ended December 31,			
	2024		2023	
Revenue recognized included in beginning of period balance	$	(10,347)	$	(9,729)
Cash received, excluding amounts recognized as revenue during the period		8,577		7,772

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The table below presents a summary of changes in the Company's allowance for credit losses:

	Accounts Receivable		Supplier Advances Receivable Allowance
	Allowance for Credit Losses	Allowance for Returns	
Allowance for credit losses, December 31, 2021	$ 442	$ 1,841	$ 1,105
Adjustment to allowance on adoption of ASU 2016-13	400	-	600
Amounts charged to contra revenue, cost of revenues and expenses	837	93	2,550
Amounts written off as uncollectable	(140)	-	(3,524)
Recoveries of amounts previously written off	-	-	1,141
Deduction released to revenue	-	(350)	-
Allowance for credit losses, December 31, 2022	1,539	1,584	1,872
Amounts charged to contra revenue, cost of revenues and expenses	1,308	598	538
Amounts written off as uncollectable	(705)	-	(2,237)
Recoveries of amounts previously written off	-	-	1,160
Deduction released to revenue	-	(93)	-
Allowance for credit losses, December 31, 2023	2,142	2,089	1,333
Amounts charged to contra revenue, cost of revenues and expenses	1,116	(308)	1,341
Amounts written off as uncollectable	(760)	-	(2,046)
Recoveries of amounts previously written off	-	-	1,016
Deduction released to revenue	-	-	-
Allowance for credit losses, December 31, 2024	$ 2,498	$ 1,781	$ 1,644

Transaction Price Allocated to Remaining Performance Obligations

Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized. These revenues are subject to future economic risks including customer cancellations, bankruptcies, regulatory changes and other market factors.

The Company applies the practical expedient in ASC 606, paragraph 606-10-50-14(b) and does not disclose information about remaining performance obligations related to transaction and processing services that qualify for recognition in accordance with paragraph 606-10-55-18 ASC 606. These contracts contain variable consideration for stand-ready performance obligations for which the exact quantity and mix of transactions to be processed are contingent upon the buyer or supplier request. These contracts also contain fixed fees and non-refundable upfront fees; however, these amounts are not considered material to total consolidated revenue.

The Company's remaining performance obligation consists of contracts with financial institutions who are using the ASCEND solution. These contracts generally have a duration of two to five years and contain fixed maintenance fees that are considered fixed price guarantees. Remaining performance obligation consisted of the following:

	Current	Noncurrent	Total
As of December 31, 2024	$ 15,805	$ 20,946	$ 36,751
As of December 31, 2023	15,031	20,403	35,434

Contract Costs

The Company incurs incremental costs to obtain a contract, as well as costs to fulfill a contract with buyer customers that are expected to be recovered. These costs consist primarily of sales commissions incurred if a contract is obtained, and customer implementation related costs.

The Company utilizes a portfolio approach when estimating the amortization of contract acquisition and fulfillment costs. These costs are amortized on a straight-line basis over the expected benefit period of generally five years, which was determined by taking into consideration customer attrition rates, estimated terms of customer relationships, useful lives of technology, industry peers, and other factors. The amortization of contract fulfillment costs associated with implementation activities are recorded as cost of revenues while the amortization of contract acquisition costs associated with sales commissions that qualify for

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

capitalization is recorded as sales and marketing expense, both in the Company's Consolidated Statements of Operations. Costs to obtain or fulfill a contract are classified as deferred customer origination costs in the Company's Consolidated Balance Sheets.

The following tables present information about deferred contract costs:

| | Year Ended December 31, | | |
	2024	2023	2022
Capitalized sales commissions and implementation costs	$ 13,127	$ 11,748	$ 11,906
Amortization of deferred contract costs			
Costs to obtain contracts included in sales and marketing expense	$ 6,538	$ 6,101	$ 5,658
Costs to fulfill contracts included in cost of revenue	6,133	6,268	6,240

4. Income (Loss) Per Common Share

Diluted loss per common share is the same as basic loss per common share for the years ended December 31, 2023 and 2022 because the effects of potentially dilutive items were anti-dilutive given the Company's net loss in those periods.

The following common share equivalent securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the periods presented:

| | Year Ended December 31, | | |
Anti-Dilutive Common Share Equivalents	2024	2023	2022
Stock options	209,991	8,175,088	7,131,150
Restricted stock units	310,122	8,919,024	7,877,598
Employee stock purchase plan	-	72,927	68,030
Total anti-dilutive common share equivalents	520,113	17,167,039	15,076,778

Basic and diluted net income (loss) per common share is calculated as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net income (loss)	$ 8,145	$ (47,325)	$ (101,284)
Net income (loss) attributable to common stockholders	$ 8,145	$ (47,325)	$ (101,284)
Denominator:			
Weighted-average common shares outstanding, basic	206,096,505	201,887,669	198,045,805
Weighted-average effect of potentially dilutive securities:			
Stock options	1,116,689	-	-
Restricted stock units	1,896,858	-	-
Employee stock purchase plan	48,341	-	-
Weighted-average common shares outstanding, diluted	209,158,393	201,887,669	198,045,805
Net income (loss) per common share, basic	$ 0.04	$ (0.23)	$ (0.51)
Net income (loss) per common share, diluted	$ 0.04	$ (0.23)	$ (0.51)

5. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgment.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The following tables present information about the Company's assets and liabilities that are measured at fair value on a recurring basis using the above categories, as of the periods presented.

| Description | | As of December 31, 2024 | | | |
	Level 1	Level 2	Level 3		Total
Cash equivalents					
Money market mutual funds [1]	$ 72,686	$ -	$ -	$	72,686
Rabbi trust-owned life insurance policies (at cash surrender value) [2]	-	2,756	-		2,756
Total assets	$ 72,686	$ 2,756	$ -	$	75,442
Other long-term liabilities					
Deferred compensation	$ -	$ 2,393	$ -		2,393
Total liabilities	$ -	$ 2,393	$ -	$	2,393

| Description | | As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3		Total
Cash equivalents					
Money market mutual funds [1]	$ 226,715	$ -	$ -	$	226,715
Rabbi trust-owned life insurance policies (at cash surrender value) [2]	-	1,866	-		1,866
Total assets	$ 226,715	$ 1,866	$ -	$	228,581
Other long-term liabilities					
Deferred compensation	$ -	$ 2,398	$ -		2,398
Total liabilities	$ -	$ 2,398	$ -	$	2,398

(1) Money market funds are classified as cash equivalents in the Company's Consolidated Balance Sheets. As short-term, highly liquid investments readily convertible to known amounts of cash, with remaining maturities of three months or less at the time of purchase, the Company's cash equivalent money market funds have carrying values that approximate fair value.

(2) Fair value of insurance policies represents their cash surrender value based on the underlying investments in the account which is determined based on quoted prices for identical or similar financial instruments in active markets.

6. Marketable Securities

Marketable securities consist of corporate bonds, commercial paper, certificates of deposit, United States Treasury and agency debt, and Government-Sponsored Enterprise securities and are classified as held-to-maturity. Investments held in marketable securities had contractual maturities of less than one year as of December 31, 2024. As the Company invests in short-term and high credit quality marketable securities, the Company expects to receive fixed par value without any loss of principle at the maturity of each security. Therefore, an allowance for expected credit losses is not recognized as of December 31, 2024 and 2023.

The following presents information about the Company's marketable securities:

| Sector | | As of December 31, 2024 | | | | | |
	Amortized Cost	Allowance for Credit Losses	Net Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
Financial	$ 33,663	$ -	$ 33,663	$ 27	$ (54)	$	33,636
Total	$ 33,663	$ -	$ 33,663	$ 27	$ (54)	$	33,636

| Sector | | As of December 31, 2023 | | | | | |
	Amortized Cost	Allowance for credit losses	Net Amortized Cost	Gross unrealized gains	Gross unrealized losses		Fair Value
Financial	$ 44,645	$ -	$ 44,645	$ -	$ (14)	$	44,631
Total	$ 44,645	$ -	$ 44,645	$ -	$ (14)	$	44,631

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The fair value of marketable securities in the Government major security type is classified as a Level 1 in the Company's fair value hierarchy described in Note 5 "Fair Value Measurements". The fair values of the remaining major security types are classified as Level 2.

The following table presents information about the Company's investments that were in an unrealized loss position and for which an other-than-temporary impairment has not been recognized in earnings:

	As of December 31, 2024	As of December 31, 2023
Aggregate fair value of investments with unrealized losses [1]	$ 10,957	$ 33,578
Aggregate amount of unrealized losses	(54)	(14)

(1) Investments have been in a continuous loss position for less than 12 months

7. Property and Equipment

Property and equipment and their general useful lives as of December 31, 2024 and 2023 consists of the following:

	Useful Life	As of December 31, 2024	As of December 31, 2023
Land	Indefinite	$ 37,364	$ 37,364
Office equipment	5 Years	2,902	2,799
Computer equipment	5 Years	21,406	19,473
Computer software	3 Years	4,077	4,070
Furniture	7 Years	7,388	7,388
Headquarters facilities	25 - 35 Years	67,384	67,384
Leasehold improvements	Shorter of lease term or useful life	5,085	7,076
Total property and equipment		145,606	145,554
Less: Accumulated depreciation and amortization		(48,014)	(44,569)
Total property and equipment, net of accumulated depreciation and amortization		$ 97,592	$ 100,985

Depreciation and amortization expense charged against property and equipment was $5,301, $5,917, and $6,081 for the years ended December 31, 2024, 2023, and 2022, respectively. Depreciation and amortization expense associated with finance leases was $2,203, $1,976, and $2,469 for the years ended December 31, 2024, 2023, and 2022, respectively.

Impairment Loss and Write-off

As disclosed in Note 9 "Leases and Leasing Commitments", the Company decided to vacate certain office leases, effective December 31, 2024. As a result, the Company recorded a $158 loss on leasehold improvements related to the abandonment of an operating ROU asset during the year ended December 31, 2024. This loss is reported in general and administrative expense in the Consolidated Statements of Operations.

Additionally, in connection with a prior abandonment of an operating ROU asset, the Company recognized $77 in accelerated depreciation on leasehold improvements during the year ended December 31, 2022. This loss is also reported in general and administrative expense in the Consolidated Statements of Operations.

8. Intangible Assets and Goodwill

Intangible Assets

The following table presents information about capitalized software development costs:

Capitalized software development costs	Year Ended December 31, 2024	2023	2022
Capitalized	$ 17,532	$ 16,054	$ 17,890
Amortized	$ 17,833	$ 15,500	$ 12,186

On January 14, 2022, the Company entered into an asset purchase agreement for a customer list and a non-compete agreement from PayClearly, a United States-based company. This acquisition increases the number of the Company's customers in the

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

media payments business. The Company paid cash consideration of $7,000 to purchase the assets and incurred transaction costs of $165 which were recorded as cost of the acquired assets. Consideration includes aggregate payments of $400 to be paid in four annual payments of $100 for the next four years. Total consideration of $7,165 was allocated based on relative fair value of the acquired assets resulting in $3,071 allocated to the customer list and $4,094 allocated to the non-compete agreement. The costs of the acquired assets will be amortized over the useful lives of the customer list and non-compete agreement which were estimated to be five years.

The following table presents information about the Company's intangible assets:

		December 31, 2024		
	Weighted Average Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	118,717	(92,489)	26,228
Non-compete	4 Years	6,194	(4,557)	1,637
Customer relationships	9 Years	72,512	(45,827)	26,685
Technology	7 Years	45,791	(33,590)	12,201
Trade name	10 Years	7,748	(3,431)	4,317
Total intangible assets		$ 250,962	$ (179,894)	$ 71,068

		December 31, 2023		
	Weighted Average Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	101,471	(74,656)	$ 26,815
Non-compete	4 Years	6,194	(3,738)	2,456
Customer relationships	9 Years	72,512	(37,601)	34,911
Technology	7 Years	45,791	(30,178)	15,613
Trade name	10 Years	7,748	(2,738)	5,010
Total intangible assets		$ 233,716	$ (148,911)	$ 84,805

Total amortization expense associated with identifiable intangible assets was as follows:

	Year Ended December 31,		
	2024	2023	2022
Total amortization expense associated with identifiable intangible assets	$ 30,983	$ 29,995	$ 26,761

The estimated future amortization is expected as follows:

2025	$ 25,959
2026	18,721
2027	6,793
2028	4,046
2029	3,989
Thereafter	11,560
	$ 71,068

Goodwill

The following table sets forth the changes in the carrying amount of the Company's goodwill:

Goodwill	
Balance at January 1, 2023	$ 165,921
Acquisitions	-
Balance at December 31, 2023	165,921
Acquisitions	-
Balance at December 31, 2024	$ 165,921

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Impairment and write-off of intangible assets

Impairment and write-off expense related to internally developed software projects was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Impairment and write-off of intangible assets	$ 286	$ -	$ -

9. Leases and Leasing Commitments

The Company's leases and lease commitments consist primarily of operating leases for office space and financing leases for IT equipment and an office building on its Charlotte, North Carolina headquarters campus. During the year ended December 31, 2023, the Company recorded $362 for an additional ROU asset and related operating lease liability for leased space to relocate one of its offices in January 2023. During the year ended December 31, 2022, the Company recorded $2,831 for an additional ROU asset and related operating lease liability for leased space adjacent to its headquarters campus that commenced in January 2022.

Supplemental cash flow information related to the Company's operating and finance leases was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities:			
Financing cash flows for finance leases	$ 298	$ 521	$ 844
Operating cash flows for finance leases	5,941	5,857	5,774
Operating cash flows for operating leases	2,503	2,231	2,011
Right of use assets obtained in exchange for new lease obligations:			
Finance lease liabilities	-	81	712
Operating lease liabilities	-	362	2,831

The components of lease expense were as follows:

	Year Ended December 31,		
Lease cost	**2024**	**2023**	**2022**
Finance lease cost			
Amortization of right-of-use assets	$ 2,203	$ 1,976	$ 2,469
Interest on lease liabilities	6,627	6,584	6,535
Operating lease expense	1,587	1,709	1,786
Short-term lease cost	-	-	658
Variable lease cost	313	260	186
Sublease income	-	-	-
Total lease cost	$ 10,730	$ 10,529	$ 11,634

Gross finance lease ROU assets reported in the Consolidated Balance Sheets are as follows:

	As of December 31,	
	2024	**2023**
Included in property and equipment, net	$ 74,553	$ 74,634

Other information related to leases for the year ended December 31, 2024 was as follows:

	Year Ended December 31,		
Weighted average remaining lease term	**2024**	**2023**	**2022**
Corporate offices operating leases	4 years	4 years	5 years
Corporate offices finance leases	27 years	28 years	29 years
IT equipment finance leases	0 years	1 years	2 years
Weighted average discount rate			
Corporate offices operating leases	11.6%	11.2%	11.4%
Corporate offices finance leases	10.6%	10.5%	10.5%
IT equipment finance leases	8.0%	8.0%	7.4%

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The maturities of lease liabilities under non-cancelable operating and finance leases were as follows:

	As of December 31, 2024	
	Operating Leases	Financing Leases
2025	$ 1,500	$ 6,139
2026	811	6,174
2027	659	6,264
2028	606	6,376
2029	309	6,538
Thereafter	-	184,467
Total minimum lease payments	3,885	215,958
Less: Imputed interest	(709)	(152,830)
Net lease obligation	$ 3,176	$ 63,128

Impairment Losses and Write-offs

During the year ended December 31, 2024, the Company made the decision to vacate certain office leases, effective December 31, 2024. The Company assessed the recoverability of the leased spaces and concluded that as the spaces could not be subleased, they had no further economic benefit to the Company and were deemed to be abandoned. The Company recognized $945 in impairment losses as a result of these lease abandonments and $50 in connection with one ROU asset write-down. As a result of the lease abandonment, the Company recorded a one-time gain of $48 during the year ended December 31, 2024 from the remeasurement of the lease liability and no ROU assets remain on the Company's Consolidated Balance Sheets.

During the year ended December 31, 2022, the Company recognized impairment losses and write-offs of $2,700 in connection with two ROU assets in general and administrative expense in its Consolidated Statements of Operations. The Company assessed the recoverability of leased space adjacent to its headquarters campus and concluded that as the space could not be subleased, it had no further economic benefit to the Company and was deemed to be abandoned. In addition, the Company vacated part of its leased office space in Sandy, Utah and listed it for sublease. As a result, a portion of the carrying value of the lease was determined not to be recoverable and an impairment loss and write-off was recognized in general and administrative expense in the Consolidated Statements of Operations.

10. Long-Term Debt

Long-term debt as of December 31, 2024 and 2023:

	As of December 31,	
	2024	2023
Term loan facility	$ -	$ 63,375
Promissory note payable for land acquisitions	9,100	13,900
Total principal due	9,100	77,275
Current portion of term loan and promissory notes	(4,800)	(6,425)
Unamortized portion of debt issuance costs	-	(1,090)
Long-term debt	$ 4,300	$ 69,760

On August 8, 2024, the Company through its wholly-owned subsidiaries, AvidXchange, Inc. and AFV Commerce, Inc. (the "Borrowers"), entered into a credit agreement (the "2024 Amended and Restated Credit Agreement") with KeyBank National Association ("KeyBank") to amend and restate in its entirety its previous senior secured credit facility (as amended, the "2022 Credit Agreement"), dated as of December 29, 2022. The Company repaid all amounts outstanding under the term loan facility under the 2022 Credit Agreement upon closing the 2024 Amended and Restated Credit Agreement. The 2024 Amended and Restated Credit Agreement has a term of five years and consists of $150,000 5-year revolving credit facility (the "2024 Revolver").

Under the 2024 Amended and Restated Credit Agreement and subject to specific conditions, the Company may request, and the lenders have the right, but not the obligation, to increase the 2024 Revolver or add an additional term loan facility by an additional amount (for all such increases) not to exceed $150,000, for a total aggregate amount of $300,000. The 2024 Revolver may be used for working capital, for refinancing existing indebtedness, and for other general corporate purposes.

Letters of credit may be issued by KeyBank pursuant to the 2024 Amended and Restated Credit Agreement in an aggregate face amount up to $30,000 and the availability under the 2024 Revolver will be reduced by any outstanding letters of credit. As of December 31, 2024, no letters of credit were outstanding.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The maturity date for the 2024 Revolver is August 8, 2029. Interest only payments are required during the term, with the outstanding principal balance due in full upon maturity. Interest is payable quarterly. The Company may voluntarily pre-pay all or any part of the 2024 Revolver along with accrued interest and any applicable breakage costs, without premium or penalty.

Interest on the loans under the 2024 Amended and Restated Credit Agreement is equal to the daily simple secured overnight financing rate ("SOFR"), term SOFR or a base rate, plus an applicable margin. The applicable margin is between 2.0% and 2.5% for daily simple SOFR and term SOFR loans (plus a SOFR adjustment of 0.1%), and between 1.0% and 1.5% for base rate loans. The applicable margin fluctuates based on a leverage ratio that reflects the Company's consolidated funded indebtedness to the Company's consolidated EBITDA. The Company may elect one-, three- or six-month interest periods in connection with term SOFR. The base rate is equal to the higher of KeyBank's prime rate, the federal funds effective rate plus 0.5%, or one-month term SOFR plus 1.0%. For purposes of the 2024 Amended and Restated Credit Agreement, daily simple SOFR, term SOFR and the base rate will never be less than 0.5%.

The 2024 Amended and Restated Credit Agreement contains certain customary representations and warranties and affirmative and negative covenants. The affirmative covenants require the Company to provide the lenders with certain financial statements, budgets, compliance certificates and other documents and reports and to comply with certain laws. The negative covenants restrict the Company's ability to incur additional indebtedness, create additional liens on its assets, make certain investments, dispose of its assets or engage in a merger or other similar transaction or engage in transactions with affiliates, which are subject, in each case, to the various exceptions and conditions described in the 2024 Amended and Restated Credit Agreement. The negative covenants further restrict the Company's ability to make certain restricted payments, including the payment of dividends in certain circumstances and repurchase of common equity in excess of $50,000 shares in any fiscal year.

The 2024 Amended and Restated Credit Agreement also contains several financial covenants, measured on a consolidated basis. First, during the period commencing with the fiscal quarter ended June 30, 2024 through June 30, 2025, (a) there must be liquidity (which is defined as availability under the 2024 Revolver, plus unrestricted cash) that is more than the greater of (1) $35,000 and (2) 35% of the Revolving Amount, as defined in the 2024 Amended and Restated Credit Agreement, (b) as of the end of each such quarter, total revenue on a trailing four-quarter basis must be greater than the requirements set forth in the 2024 Amended and Restated Credit Agreement, and (c) for each period of four consecutive quarters, consolidated EBITDA, as defined in the 2024 Amended and Restated Credit Agreement, must not be less than $10,000. Second, during the period commencing with the fiscal quarter ending September 30, 2025 until maturity, (i) the Leverage Ratio, as defined in the 2024 Amended and Restated Credit Agreement, must not exceed 3.00 to 1.00 at the end of each fiscal quarter and (ii) the Interest Coverage Ratio, as defined in the 2024 Amended and Restated Credit Agreement, must not be less than 3.00 to 1.00 at the end of each fiscal quarter. The Leverage Ratio must not exceed 3.50 to 1.00 during certain periods following an acquisition of a certain size. The Company was in compliance with its financial debt covenants as of December 31, 2024.

The 2024 Amended and Restated Credit Agreement also includes certain customary events of default. If an event of default occurs and is continuing, the lenders are entitled to take various actions, including the charging of a default rate of interest, accelerating the maturity of all loans and taking all actions permitted to be taken by a secured creditor with respect to the collateral for the 2024 Amended and Restated Credit Agreement and under applicable law.

The obligations under the 2024 Amended and Restated Credit Agreement are secured by:

- substantially all of the tangible and intangible assets of the Company and its material subsidiaries, except for existing real estate, client funds, client funds accounts, and other excluded accounts (as such terms are defined in the 2024 Amended and Restated Credit Agreement), and

- the capital stock of the Company's material subsidiaries.

Under the 2024 Amended and Restated Credit Agreement, the Company's wholly-owned subsidiaries, AvidXchange, Inc. and AFV Commerce, Inc., are the only borrowers, and AvidXchange Holdings, Inc. and certain subsidiaries of AvidXchange, Inc. and AFV Commerce, Inc. are co-guarantors.

Revolving Credit Facility

There was no balance outstanding under the 2024 Revolver as of December 31, 2024. The Company is required to pay on a quarterly basis a commitment fee between 0.25% and 0.3% per annum as determined by the Leverage Ratio, with respect to the amount of the 2024 Revolver during the term of the agreement.

Deferred Financing Costs

Costs incurred with entering into the 2024 Amended and Restated Credit Agreement were deferred and amortized over the five-year term of the agreement. Of the remaining deferred costs associated with the 2022 Credit Agreement, $1,081 were written off

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

and included in general and administrative expense during the year ended December 31, 2024. The Company has $1,737 and $604 in deferred financing costs included in other noncurrent assets and deposits, and $0 and $1,090 of deferred financing costs associated with its term loans recorded net of long-term debt as of December 31, 2024 and 2023, respectively.

Amortization of deferred financing costs was $405, $431, and $1,357 for the years ended December 31, 2024, 2023, and 2022, respectively, which is presented in the Consolidated Statements of Operations as interest expense.

Land Promissory Note

On November 15, 2018, the Company signed a promissory note in connection with the purchase of two land parcels adjacent to its Charlotte, North Carolina headquarters campus. The principal amount of $5,000 will be repaid in $1,000 installments, plus accrued interest at a rate of 6.75%, due on each anniversary date, with final payment due on November 15, 2023. The note is collateralized by the land parcels and any future building to be situated on, or improvements to, the land. In December 2021, in connection with the purchase of land and improvements, the promissory note was modified to extend its term to November 15, 2025 and reduce the annual payment to $500.

In December 2021, the Company executed a promissory note in connection with the purchase of land and improvements adjacent to its Charlotte, North Carolina headquarters campus. The principal amount of $21,500 will be repaid in four annual installments of $4,300, plus accrued interest at a rate of 6.75%, starting on December 1, 2022 with the final payment of $4,300, plus accrued interest due on May 15, 2026. The note is collateralized by the land and improvements on the land.

Aggregate Future Maturities

Aggregate future maturities of long-term debt for the next five years and thereafter (including current portion) as of December 31, 2024 are as follows:

2025	$	4,800
2026		4,300
2027		-
2028		-
2029		-
Thereafter		-
Total	$	9,100

11. Stockholders' Equity

Authorized Shares

The Company is authorized to issue 1,600,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of December 31, 2024, the Company had reserved a total of 51,405,607 of its 1,600,000,000 shares of common stock for future issuance as follows:

	As of December 31, 2024
Outstanding stock options	7,396,102
Restricted stock units	10,098,649
Available for future issuance under stock award plans	26,149,571
Available for future issuance under employee stock purchase plan	7,761,285
Total common shares reserved for future issuance	51,405,607

Charitable Contribution

On June 24, 2021, the Company's board of directors approved the reservation of 1,657,296 shares of our common stock (representing approximately 1% of its issued and outstanding common stock and common stock equivalents as of June 24, 2021) for future issuance to fund its philanthropic endeavors, including issuance to a philanthropic partner in connection with the establishment of a donor-advised fund, over a ten-year period.

On October 1, 2021, the Company executed an agreement (the "Pledge Agreement") with a philanthropic partner pursuant to which the Company intends to provide annual ongoing grants of 10% of the pledged shares for a period of ten years, subject in each case to the approval of the Company's board of directors.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

In each of the past four years, the Company's board of directors approved the issuance of 165,729 shares of common stock in connection with the Pledge Agreement. These share issuances resulted in the recognition of $1,868, $1,667, and $1,473 during the years ended December 31, 2024, 2023, and 2022, respectively, which were recorded in general and administrative expense on the Company's Consolidated Statements of Operations.

Share Repurchase Program

In August 2024, our board of directors authorized the repurchase of up to $100,000 of our outstanding shares of common stock (the "Share Repurchase Program"). Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, including pursuant to a Rule 10b5-1 plan. The timing, price, and volume of the repurchases will be executed based on various market and legal factors, and subject to a $50,000 cap in any fiscal year pursuant to the terms of the 2024 Amended and Restated Credit Agreement. The share repurchase program will terminate upon the earlier of December 31, 2025 or the date on which the maximum dollar amount has been expended, but is subject to suspension, modification, or termination at any time at the Company's discretion.

During the year ended December 31, 2024, the Company repurchased and subsequently retired 5,357,388 shares of common stock for an aggregate of $50,107, including $107 of fees, under the Share Repurchase Program. The total price of the shares repurchased and related transaction costs are reflected as a reduction of common stock and additional paid-in capital on the Company's Consolidated Balance Sheets. As of December 31, 2024, $50,000 remained available for future share repurchases under the Share Repurchase Program.

12. Stock-Based Compensation

Stock Plans

Upon the closing its IPO on October 15, 2021, the Company's 2021 Long-Term Incentive Plan ("2021 Plan") became effective. Initially, the 2021 Plan increased the number of shares of common stock available for the Company to issue by 18,023,020 shares and incorporated the outstanding awards under its prior plans. No new awards will be granted under the Company's prior plans. Initially, the maximum number of shares of common stock that may be issued under the 2021 Plan will not exceed 26,013,196 shares of common stock, which includes the new shares provided by the 2021 Plan and any shares of common stock subject to outstanding options or other awards under its prior plans.

Beginning on January 1, 2022 and continuing through January 1, 2031, the number of shares of common stock that will be reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year. The increase will be the lesser of (i) 5% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year or (ii) 18,023,020 shares, provided that before the date of any such increase, the Company's board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). The maximum number of shares of common stock that may be issued on the exercise of incentive stock options under the 2021 Plan is 26,013,196 shares. On January 1, 2024, the number of shares of common stock available to issue under the 2021 Plan increased by 10,204,201. As of December 31, 2024, the Company had 26,149,571 shares of common stock allocated to the 2021 Plan but not issued or subject to outstanding awards.

The Company also maintains its 2021 Employee Stock Purchase Plan ("ESPP"), under which eligible employees may purchase the Company's common stock through accumulated payroll deductions. Options to purchase shares are granted twice a year on or about November 1 and May 1 and are exercisable on or about the succeeding April 30 and October 31, respectively, of each year. Shares are purchased at prices equal to 85% of the fair market value of the Company's common stock at the lower of the grant date or purchase date. No participant may purchase more than $25 worth of the Company's common stock in a year. The ESPP's initial purchase period began in January 2022.

Initially, the number of shares of common stock reserved for issuance pursuant to the ESPP was 2,703,452 when it became effective upon the consummation of the Company's initial public offering. The number of shares of the Company's common stock reserved for issuance under the ESPP automatically increases on January 1 of each year for a period of up to ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year or (ii) 2,703,452 shares, provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Shares issuable pursuant to the ESPP may be authorized, but unissued, or reacquired shares of our common stock. On January 1, 2024, the number of shares of common stock reserved for issuance under the ESPP increased by 2,040,840. As of December 31, 2024, the number of shares of common stock reserved for issuance under the ESPP was 7,761,285.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Stock Options

Stock options granted under the Company's current and prior equity incentive plans have various vesting periods ranging from fully-vested on the date of grant to vesting over a period of three or four years. The term for each incentive stock option under these plans is ten years from the grant date, or five years for a grant to a ten percent owner optionee, in each case assuming continued employment. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model.

Stock option activity for the year ended December 31, 2024 was as follows:

| | Stock Options | | | |
	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance as of December 31, 2023	8,175,088	$ 8.64	7.22	$ 31,135
Granted	346,935	12.34		
Exercised	(865,248)	6.58		
Cancelled	(182,723)	8.57		
Expired	(77,950)	11.95		
Balance as of December 31, 2024	7,396,102	$ 9.02	6.51	$ 14,247
Vested and exercisable	5,451,430	$ 8.85	6.03	$ 11,649
Vested and expected to vest	7,396,102	$ 9.02	6.51	$ 14,247

As of December 31, 2024, the total unamortized stock-based compensation expense related to the unvested stock options was $7,138, which the Company expects to amortize over a weighted average period of 2.0 years.

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, 2023, and 2022 was $6.05, $4.55, and $3.01 per share, respectively and the fair value of shares vested during the years ended December 31, 2024, 2023, and 2022 was $7,658, $6,989, and $6,371, respectively. The total cash received from exercises of share options during the years ended December 31, 2024, 2023, and 2022 was $5,685, $1,570, and $1,448, respectively. The Company provides a full valuation allowance against its net deferred tax asset and therefore did not recognize a tax benefit for stock option exercises in either of the years presented. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was $4,455, $1,874, and $2,074, respectively. The intrinsic value was calculated as the difference between the estimated fair value of the Company's common stock at exercise and the exercise price of the in-the-money options.

The fair value of stock-based awards granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	2024	2023	2022
Estimated dividend yield	0%	0%	0%
Expected volatility	54.36%	45.70% - 59.32%	46.06% - 59.60%
Risk-free interest rate	4.12%	4.42% - 5.31%	2.15% - 4.04%
Expected term in years	4.55	4.28	3.95

Due to limited historical data, the Company estimates stock price volatility based on the actual historical volatility of comparable publicly traded companies over the expected term of the option. The expected term represents the average time that options that vest are expected to be outstanding. Prior to the IPO, expected term of the award was calculated on the mid-point between the vesting date and the contractual term, which is in accordance with the simplified method. The expected term of options granted after the IPO was determined based on historical data. The expected term for share-based compensation granted to nonemployees is the contractual term. The risk-free rate is based on the United States Treasury yield curve during the expected term of the option. The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Restricted Stock Units

RSUs have a vesting period generally of between one and four years. Any unvested RSUs are forfeited upon termination of employment. RSUs are valued based on the trading price of the Company's common stock at the date of grant. RSUs granted prior to the Company's IPO are valued at the estimated value of a share of common stock at the date of grant.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

RSU activity for the year ended December 31, 2024 was as follows:

	Restricted Stock Units	
	Number of Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Balance as of December 31, 2023	8,919,024	$ 8.98
Granted	6,347,955	11.81
Released	(4,223,352)	9.12
Cancelled	(944,978)	9.96
Balance as of December 31, 2024	10,098,649	$ 10.58

As of December 31, 2024, the total unamortized stock-based compensation expense related to the unvested RSUs was $88,834, which the Company will amortize over a weighted average period of 2.6 years.

Stock-Based Compensation Expense

Stock options and RSUs

Stock-based compensation expense from stock options and RSUs, reduced for actual forfeitures, was included in the following line items in the accompanying Consolidated Statements of Operations:

	Year Ended December 31,		
	2024	2023	2022
Cost of revenues	$ 5,951	$ 4,530	$ 3,963
Sales and marketing	5,669	4,806	4,623
Research and development	12,455	10,892	8,580
General and administrative	22,301	19,796	13,845
Total	$ 46,376	$ 40,024	$ 31,011

Employee Stock Purchase Plan

Stock-based compensation expense from the ESPP was $859, $832, and $827 for the years ended December 31, 2024, 2023, and 2022, respectively. ESPP expense is based on the estimated fair value of the option to purchase shares at a discount and uses grant date inputs including the purchase discount, expected contributions and stock price.

13. Commitments and Contingencies

Resolution of Loss Contingency

During the year ended December 31, 2023 the Company paid approximately $1,400 related to a commercial dispute. The amount recorded is net of recoveries. The amount was recorded in general and administrative expenses in the Consolidated Statements of Operations in the year ended December 31, 2023. There were no additional amounts accrued or any additional insurance recoveries recorded during the year ended December 31, 2024 and the Company considers this dispute resolved.

Cybersecurity Incident

In early April 2023, the Company detected a cybersecurity incident as part of its routine security monitoring protocols. In response to the incident, the Company launched an investigation with the support of leading cybersecurity experts, reached out to law enforcement, accelerated planned security enhancements, and has taken and will continue to take actions to implement additional safeguards.

The investigation determined that the incident primarily affected systems that were used for back-office activities. Data was exfiltrated from these systems and posted on the dark web. The data consisted of confidential information from the Company's files, including personally identifiable information, primarily information of Company employees, former employees, and their dependents, and the bank account information of some customers. The Company cooperated with inquiries about the incident from three state consumer and financial service regulators, provided notices to impacted customers and individuals, and complied with regulatory requirements of various states that address notice and credit monitoring. The Company completed its investigation of this cybersecurity incident in the fourth quarter of 2023.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

Expenses Incurred

During the years ended December 31, 2024 and 2023, the Company incurred costs of $302 and $5,433, respectively, in response to the incident, including professional services and legal fees, before insurance recoveries.

Insurance Coverage

The Company maintains cyber insurance coverage and has tendered claims for certain expenses incurred in connection with this event. The extent to which the Company's insurance will cover such expenses was substantially complete as of June 30, 2024. During the years ended December 31, 2024 and 2023, the Company recorded recoveries in the amounts of $2,110 and $1,735, respectively. Insurance recoveries are recorded as a reduction of general and administrative expense. As a result of the Company's cybersecurity incident in 2023, the Company's cyber insurance premiums increased significantly following renewal, and the number of insurers that submitted proposals for consideration during the Company's renewal process was very limited.

14. Income Taxes

The table below sets forth the components of income tax expense:

| | Year Ended December 31, | | |
	2024	2023	2022
Current provision			
Federal	$ -	$ -	$ -
State	727	473	105
Foreign	7	-	-
	734	473	105
Deferred provision			
Federal	199	177	177
State	(12)	545	39
	187	722	216
Provision for income taxes	$ 921	$ 1,195	$ 321

Reconciliation between the effect of applying the federal statutory rate of 21% pre-tax loss and the effective income tax rate used to calculate the Company's income tax provision is as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Pre-tax book income (loss)	$ 1,904	$ (9,687)	$ (21,202)
State taxes (net of federal benefit)	713	(1,249)	(4,559)
Non-qualified deferred compensation	(147)	45	-
Incentive stock options	(347)	14	15
Meals and entertainment	109	126	22
Section 162(m) limitations	2,458	1,528	463
Change in valuation allowance	(4,693)	8,996	22,360
Impact of rate changes	861	222	684
Change in deferreds	(113)	994	2,268
Other	176	206	270
Provision for income taxes	$ 921	$ 1,195	$ 321

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

The significant components of the Company's deferred tax assets and liabilities were as follows:

	As of December 31,	
	2024	2023
Assets		
Accrued expenses	$ 2,855	$ 4,680
Net operating loss carryforwards	76,689	93,351
Research and development costs	57,164	41,686
Stock-based compensation	3,961	4,027
Deferred revenue	6,428	6,887
Interest limitation	1,786	1,896
Agreement with VCC vendor	462	1,367
Lease liability	16,097	16,751
Contract amendment	10,673	11,154
Property and equipment	4,222	3,083
Other	2,780	4,748
Total gross deferred tax assets	183,117	189,630
Less: Valuation allowance	(161,158)	(165,851)
Net deferred tax assets	21,959	23,779
Liabilities		
Intangible assets	(5,284)	(5,789)
Method change adjustments	(219)	(337)
ASC 606 set-up and commission costs	(7,011)	(6,921)
Right-of-use assets	(10,914)	(12,014)
Total gross deferred tax liabilities	(23,428)	(25,061)
Net deferred income tax liabilities	$ (1,469)	$ (1,282)

The Company has federal net operating loss carryforwards totaling approximately $302,974 and $374,961 as of December 31, 2024 and 2023, respectively. The federal net operating loss carryforwards started to expire in 2020 and will expire at various dates in the future. The Company has state net operating loss carryforwards totaling approximately $341,974 and $390,865 as of December 31, 2024 and 2023, respectively. The state net operating loss carryforwards started to expire in 2020 and will expire at various dates in the future.

Management evaluated whether it is more likely than not they would realize the benefit of the deferred tax assets. Based on the weight of available positive and negative evidence, Management concluded a valuation allowance was necessary to offset deferred tax assets, as presented above. The valuation allowance decreased by approximately $4,693 in the year ended December 31, 2024.

The following table presents a summary of the changes in the valuation allowance:

	Year Ended December 31,	
Deferred tax valuation allowance	2024	2023
Beginning of period	$ 165,851	$ 156,422
Additions	125	9,573
Deductions	(4,818)	(144)
End of period	$ 161,158	$ 165,851

As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company is subject to income taxes in the United States federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax expense.

AvidXchange Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

As of December 31, 2024, the Company had no gross unrecognized tax benefits. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows for the periods presented:

	Year Ended December 31,		
Unrecognized Tax Benefits	**2024**	**2023**	**2022**
Beginning of period	$ -	$ 449	$ -
Additions based on tax positions related to the current year	-	-	104
Additions for tax positions in prior years	-	-	345
Reductions for tax positions of prior years	-	(449)	-
End of period	$ -	$ -	$ 449

15. Subsequent Events

RSU Grants

On January 24, 2025, the Company granted 2,445,541 RSUs with an aggregate grant date fair value of $24,700. These RSUs will vest over three years.

Stock Plans

On January 1, 2025, the Company increased the number of shares of common stock reserved for issuance under the 2021 Plan and ESPP by 10,216,793 and 2,043,359 shares of common stock, respectively.

BOARD OF DIRECTORS

Michael Praeger
Chief Executive Officer,
Chairman of the Board

Oni Chukwu
Director
Director, AfricaPlan Foundation (Non-Profit)
Director, Opus Agency
Director, Pole Star Space
 Applications Limited
Director, Yale Ventures

Lance Drummond
Director
Director, Freddie Mac
Director, United Community Banks

James (Jim) Hausman
Director

J. Michael McGuire
Director
Director, Springline Advisory Holdings, LLC

Teresa Mackintosh
Director

Asif Ramji
Lead Independent Director
Director, Woodruff Alliance Theater
 (Non-Profit)
Director, Aurora Payment Solutions
Director, Blankfactor LLC
Director, Children's Healthcare of Atlanta
 (Non-Profit)
Director, Global Claims Services / ITEL
Director, HungerRush
Director, TreviPay / Multi Service
 Technology Solutions, Inc.
Director, TeamSnap
Director, Tax Status
Director, Venture Worx

AJ Rubado
Director
Director, CleanPlanet
Director, IPC Systems

Sonali Sambhus
Director
Director, VaYu
Director, Thrrive

PRINCIPAL OFFICERS

Michael Praeger
Chief Executive Officer,
Chairman of the Board

Joel Wilhite
Chief Financial Officer,
Senior Vice President

Daniel Drees
President

Angelic Gibson
Chief Information Officer,
Senior Vice President

Todd Cunningham
Chief People Officer,
Senior Vice President

Ryan Stahl
General Counsel and Secretary,
Senior Vice President

CORPORATE HEADQUARTERS
1210 AvidXchange Lane, Charlotte, NC, 28206 · phone: (800) 560-9305 · (704) 808-7735
rstahl@avidxchange.com · www.avidxchange.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP · 214 N Tryon St #4200, Charlotte, NC 28202

REGISTRAR AND TRANSFER AGENT
Broadridge Corporate Issuer Solutions, Inc. · P.O. Box 1342 Brentwood, NY 11717 0718 · 1-844-998-0339
AvidXchange's shares trade on The NasdaqGS Stock Market under the symbol "AVDX"

ANNUAL MEETING
AvidXchange's annual meeting of stockholders will be held at 3:00 p.m. (ET) · Thursday June 26, 2025
The meeting will be held at: AvidXchange Inc. · 1210 AvidXchange Lane, Stairatorium, Charlotte, NC 28206

INVESTOR INFORMATION
Quarterly Reports on Form 10-Q and the Form 10-K Annual Report filed with the Securities and Exchange Commission
are available on the Company's website at: https://ir.avidxchange.com/ or upon written request to AvidXchange's Investor
Relations department in Charlotte, North Carolina, or by contacting:
Subhaash Kumar · Senior Vice President, Investor Relations · phone: (813) 760-2309

X avidxchange®

1210 Avid Xchange Lane
Charlotte, North Carolina 28206